12026534

SKYWORKS®

ANNUAL REPORT 2011

Notice of 2012 Annual Meeting and Proxy Statement


SKYWORKS

SKYWORKS

We are an innovator of high reliability analog semiconductors. Leveraging core technologies, Skyworks offers high performance analog products supporting automotive, broadband, cellular infrastructure, energy management, industrial, medical, military, networking, smartphone and tablet applications.

"The number of radios enabling wireless functionality in applications such as gaming, PCs, televisions and set-top boxes crossed the one billion unit mark in 2011 and is expected to grow at a 27 percent compounded rate through 2015."

- David J. Aldrich



Computer and Printer
Sound System
HDTV
Smart Appliance
Blu-Ray® Player
Thermostat
Evening News
Smartphone
Gaming Device
Smart Meter

Skyworks Enables
The Wirelessly Connected Home



David J. Aldrich
President & Chief Executive Officer

Dear Stockholders,

As we look back at fiscal 2011, I am pleased to report that we made significant progress towards solidifying our leadership position in analog semiconductor solutions across a diverse set of applications. Despite the broader global economic backdrop, Skyworks has been capitalizing on the unabated consumer demand for mobile connectivity. Our differentiated products, technology leadership, broad customer engagements and scale are positioning us to capitalize on the explosive growth in wirelessly-enabled platforms and services.

Consumer Demand for Mobile Connectivity

As an example, today's smartphones function as a camera, music player, GPS navigator, gaming platform, social networking tool, video screen...and can even make calls! Consumers are demanding increasingly faster data rates, improved video connections and instant Web browsing functionality not only from their smartphones, but from an increasing number of other platforms including tablets and home networks. As a result, the need for wireless capability has never been greater. The advent of the tablet alone is creating an incremental addressable market that can be measured in the billions of dollars. With worldwide shipments of smartphones predicted to reach one billion units by 2015 and tablets expected to surpass a quarter of a billion units, the opportunities for semiconductor providers who can deliver the most highly innovative solutions are tremendous. In fact, some analysts estimate that the total available market for analog content is expected to grow more than three times faster than the total unit growth of smartphones. While the typical feature phone previously consumed less than $2 of semiconductor content, today's smartphones can require up to $12 of Skyworks addressable functionality. This includes GPRS/EDGE power amplification, antenna switching, power and lighting, wireless networking and the integration of various WCDMA and LTE bands.

Breakthrough Simplicity

This trend plays directly to Skyworks' strengths. All of these platforms demand high performance solutions that preserve battery life, increase data rates and shrink board space. Accordingly, we leverage our in-house building blocks, our deep understanding of system-level requirements and our scale to deliver highly integrated, best-in-class solutions to meet our customers' needs. Our solutions simplify unprecedented complexity, integrating up to 20 frequency bands that have been optimized for performance and yet can be delivered as drop-in solutions. As a result, we are actively supporting the entire spectrum of mobile providers, from handset OEMs and smartphone providers to baseband suppliers, expanding upon our leadership position and capitalizing on this explosive market trend.


Total Revenue
(Dollars in Millions)
$803
$1,072
$1,419
FY 09
FY 10
FY 11
Non-GAAP Operating Income* (Dollars in Millions)
and Non-GAAP Operating Margin* (Percent of Sales)
15%
23%
27%
$121
$246
$385
FY 09
FY 10
FY 11

Please see table on page 126 for a full reconciliation of non-GAAP results to GAAP results.

Beyond the Handset: Diversified Analog Markets

With wireless technology moving from beyond the handset and mobile computing devices into new applications, we are also taking advantage of opportunities within a growing list of diversified analog markets including smart energy, home automation, medical equipment, network infrastructure, homeland security and automotive systems. The number of radios enabling wireless functionality in applications such as gaming, PCs, televisions and set-top boxes crossed the one billion unit mark in 2011 and is expected to grow at a 27 percent compounded rate through 2015.

Investing for Growth

To better address these opportunities, in fiscal 2011, we created a high performance analog organization and acquired businesses that have allowed us to accelerate our entry into new markets and leverage our scale and customer partnerships to capture additional content.

For example, customers utilized our precision analog semiconductor solutions in some of the world's first commercially-available 802.11ac platforms, including notebooks, ultrabooks, LED TVs, routers, USB data cards and Blu-Ray® players. Others incorporated our industry-leading amplifiers, attenuators, discrete devices and switches to support launching fiber to the curb, fiber to the home, cable set-top boxes and home networks. We also ramped GPS solutions, one of the fastest growing consumer features for smart phones and tablets, and began shipping analog ICs for state-of-the-art MRI scanners. Our smart energy design wins enabled remote monitoring and control of lighting, window sensors, appliances and thermostats in the growing energy management home area network and industrial automation market.

Collectively, these efforts demonstrate how we are aggressively leveraging the company's core analog capabilities, along with our strong catalog sales and distribution channels, to become an increasingly diversified company and further differentiate Skyworks as a complete solutions provider.

Operational Execution

Our business strategy, coupled with our operational execution, resulted in strong financial performance for the fiscal year. We remain intensely focused on our cost structure, flexible manufacturing model and on the continuous improvement of yields, cycle times and asset utilization, all of which are helping to drive increased profitability.


Non-GAAP Earnings Per Share*
(In Dollars)
$0.69
$1.26
$1.89
FY 09
FY 10
FY 11
Cash Flow From Operations
(Dollars in Millions)
$219
$223
$366
FY 09
FY 10
FY 11

We grew year-over-year revenue 32 percent to $1.4 billion and increased non-GAAP operating income 56 percent to $385 million. And given the financial leverage within our business model, we delivered non-GAAP earnings per share of $1.89, an improvement of 50 percent versus the prior year. At the same time, because of our strong cash flow from operations, which totaled approximately $366 million, we repurchased our shares as well as retired virtually all of our debt, enhancing the balance sheet and creating economic value for our shareholders. We have taken major strides toward our goal of growing well ahead of our peer group while delivering financial returns comparable with those of the best diversified analog players.

Looking Ahead

The industry's long-term fundamentals continue to open new growth opportunities for Skyworks. Smartphone volumes are exploding and will drive significant demand for analog solutions. The number of mobile devices per person is also increasing, as is the number of non-handset applications embedding wireless connectivity. Our strategy of diversifying across baseband partners, OEM customers, and into new vertical markets is working. We enter fiscal 2012 well positioned to outpace industry growth and create additional shareholder value.

In closing, we would like to thank our employees whose determination, dedication and loyalty is witnessed by our customers every day. We also thank our customers, who have allowed us to share in the vision of enabling mobile connectivity for the world. Finally, thanks to you, our stockholders, for the support you have given us as we continue to transform Skyworks into a multi-billion dollar analog semiconductor market leader.

David J. Aldrich
President and Chief Executive Officer

Executive Management



David J. Aldrich
President &
Chief Executive Officer



Bradley C. Byk
Senior Vice President,
Worldwide Sales



Bruce J. Freyman
Senior Vice President,
Worldwide Operations



Liam K. Griffin
Executive Vice President &
General Manager,
High Performance Analog



George M. LeVan
Vice President,
Human Resources



Donald W. Palette
Vice President &
Chief Financial Officer



Thomas S. Schiller
Vice President,
Corporate Development



Nien-Tsu Shen
Vice President,
Quality



Mark V.B. Tremallo
Vice President,
General Counsel & Secretary



Gregory L. Waters
Executive Vice President &
General Manager,
Front-End Solutions

April 6, 2012

Dear Stockholder:

I am pleased to invite you to attend the 2012 annual meeting of stockholders of Skyworks Solutions, Inc. to be held at 2:00 p.m., local time, on Thursday, May 10, 2012, at the Boston Marriott Burlington, 1 Burlington Mall Road, Burlington, Massachusetts (the "Annual Meeting"). We look forward to your participation in person or by proxy. The attached Notice of Annual Meeting of Stockholders and Proxy Statement describe the matters that we expect to be acted upon at the Annual Meeting.

If you plan to attend the Annual Meeting, please check the designated box on the enclosed proxy card. Or, if you utilize our telephone or Internet proxy submission methods, please indicate your plans to attend the Annual Meeting when prompted to do so. If you are a stockholder of record, you should bring the top half of your proxy card as your admission ticket and present it upon entering the Annual Meeting. If you are planning to attend the Annual Meeting and your shares are held in "street name" by your broker (or other nominee), you should ask the broker (or other nominee) for a proxy issued in your name and present it at the meeting.

Whether or not you plan to attend the Annual Meeting, and regardless of how many shares you own, it is important that your shares be represented at the Annual Meeting. Accordingly, we urge you to complete the enclosed proxy and return it to us promptly in the postage-prepaid envelope provided, or to complete and submit your proxy by telephone or via the Internet in accordance with the instructions on the proxy card. If you do attend the Annual Meeting and wish to vote in person, you may revoke a previously submitted proxy at that time by voting in person at the meeting.

Sincerely yours,

David J. McLachlan
Chairman of the Board

SKYWORKS SOLUTIONS, INC.

20 Sylvan Road
Woburn, MA 01801
(781) 376-3000

5221 California Avenue
Irvine, CA 92617
(949) 231-3000

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS TO BE HELD ON THURSDAY, MAY 10, 2012

To the Stockholders of Skyworks Solutions, Inc.:

The 2012 annual meeting of stockholders of Skyworks Solutions, Inc., a Delaware corporation (the "Company"), will be held at 2:00 p.m., local time, on Thursday, May 10, 2012, at the Boston Marriott Burlington, 1 Burlington Mall Road, Burlington, Massachusetts (the "Annual Meeting") to consider and act upon the following proposals:

1. To elect nine individuals nominated to serve as directors of the Company with terms expiring at the next annual meeting of stockholders and named in the Proxy Statement;

2. To approve, on an advisory basis, the compensation of the Company's named executive officers;

3. To ratify the selection by the Company's Audit Committee of KPMG LLP as the independent registered public accounting firm for the Company for fiscal year 2012; and

4. To transact such other business as may properly come before the Annual Meeting.

Only stockholders of record at the close of business on March 23, 2012, are entitled to notice of and to vote at the Annual Meeting. **To ensure your representation at the Annual Meeting, we urge you to submit a proxy promptly in one of the following ways whether or not you plan to attend the Annual Meeting**: (a) by completing, signing and dating the accompanying proxy card and returning it in the postage-prepaid envelope enclosed for that purpose; (b) by completing and submitting your proxy using the toll-free telephone number listed on the proxy card; or (c) by completing and submitting your proxy via the Internet by visiting the Website address listed on the proxy card. The Proxy Statement accompanying this notice describes each of the items of business listed above in more detail. Our Board of Directors recommends: a vote "**FOR**" the election of the nominees for director named in Proposal 1 of this Proxy Statement, a vote "**FOR**" Proposal 2, the approval, on an advisory basis, of the compensation of the Company's named executive officers, and a vote **"FOR"** Proposal 3 ratifying the selection of KPMG LLP as the independent registered public accounting firm of the Company for the 2012 fiscal year.

By Order of the Board of Directors,

MARK V.B. TREMALLO
Vice President, General Counsel and Secretary

Woburn, Massachusetts
April 6, 2012

SKYWORKS®

2011 PROXY STATEMENT

SKYWORKS SOLUTIONS, INC.

20 Sylvan Road
Woburn, MA 01801
(781) 376-3000

5221 California Avenue
Irvine, CA 92617
(949) 231-3000

PROXY STATEMENT

This Proxy Statement is being furnished in connection with the solicitation of proxies by the Board of Directors of Skyworks Solutions, Inc., a Delaware corporation ("Skyworks" or the "Company"), for use at the Company's annual meeting of stockholders to be held on Thursday, May 10, 2012, at the Boston Marriott Burlington, 1 Burlington Mall Road, Burlington, Massachusetts at 2:00 p.m., local time, or at any adjournment or postponement thereof (the "Annual Meeting"). The Company's Annual Report, which includes financial statements and Management's Discussion and Analysis of Financial Condition and Results of Operation for the fiscal year ended September 30, 2011, is being mailed together with this Proxy Statement to all stockholders of record entitled to vote at the Annual Meeting. This Proxy Statement and form of proxy are being first mailed to stockholders on or about April 6, 2012.

Only stockholders of record at the close of business on March 23, 2012 (the "Record Date") are entitled to notice of and to vote at the Annual Meeting. As of March 23, 2012, there were 189,516,547 shares of Skyworks' common stock issued and outstanding. Pursuant to Skyworks' Restated Certificate of Incorporation and By-laws, and applicable Delaware law, each share of common stock entitles the holder of record at the close of business on the Record Date to one vote on each matter considered at the Annual Meeting. As a stockholder of record, you may vote in one of the following three ways whether or not you plan to attend the Annual Meeting: (a) by completing, signing and dating the accompanying proxy card and returning it in the postage-prepaid envelope enclosed for that purpose, (b) by completing and submitting your proxy using the toll-free telephone number listed on the proxy card, or (c) by completing and submitting your proxy via the Internet at the website address listed on the proxy card. If you attend the Annual Meeting, you may vote in person at the Annual Meeting even if you have previously submitted your proxy by mail, telephone or via the Internet (and your vote at the Annual Meeting will automatically revoke your previously submitted proxy, although mere attendance at the meeting without voting in person will not have that result).

If your shares are held on your behalf by a third party such as your broker or another person or entity who holds shares of the Company on your behalf and for your benefit, which person or entity we refer to as a "nominee," and your broker (or other nominee) is the stockholder of record of such shares, then you are the beneficial owner of such shares and we refer to those shares as being held in "street name." As the beneficial owner of your "street name" shares, you are entitled to instruct your broker (or other nominee) as to how to vote your shares. Your broker (or other nominee) will provide you with information as to how you are able to instruct your broker (or other nominee) as to the voting of your "street name" shares.

If your shares are held in "street name," your broker (or other nominee) is required to vote those shares in accordance with your instructions. If you do not give instructions to your broker (or other nominee), your broker (or other nominee) will only be entitled to vote your shares with respect to "discretionary" matters, as described below, but will not be permitted to vote the shares with respect to "non-discretionary" matters. A "broker non-vote" occurs when your broker (or other nominee) submits a proxy for your shares (because the broker (or other nominee) has either received instructions from you on one or more proposals, but not all, or has not received instructions from you but is entitled to vote on a particular "discretionary" matter) but does not indicate a vote for a particular proposal because the broker (or other nominee) either does not have authority to vote on that proposal and has not received voting instructions from you or has discretionary authority on the proposal but chooses not to exercise it. "Broker non-votes" are not counted as votes for or against the proposal in question or as abstentions, nor are they counted to determine the number of votes present for the particular proposal. We do, however, count "broker non-votes" for the purpose of determining a quorum for the Annual Meeting. If your shares are held in "street name" by your broker (or other nominee), please check the instruction card provided by your broker (or other nominee) or contact your broker (or other nominee) to determine whether you will be able to vote by telephone or via the Internet.

Any proxy given pursuant to this solicitation may be revoked by the person giving it at any time before it is voted at the Annual Meeting. Proxies may be revoked by (a) delivering to the Secretary of the Company, before the taking of the vote at the Annual Meeting, a written notice of revocation bearing a later date than the proxy, (b) duly completing a later-dated proxy relating to the same shares and presenting it to the Secretary of the Company before the taking of the vote at the Annual Meeting or (c) attending the Annual Meeting and voting there in person (although attendance at the Annual Meeting will not in and of itself constitute a revocation of a proxy). Any written notice of revocation or subsequent proxy should be delivered to the Company's principal executive offices at Skyworks Solutions, Inc., 20 Sylvan Road, Woburn, MA 01801, Attention: Secretary, or hand delivered to the Secretary of the Company, before the taking of the vote at the Annual Meeting.

The holders of a majority of the issued and outstanding stock of the Company present either in person or by proxy at the Annual Meeting constitutes a quorum for the transaction of business at the Annual Meeting. Shares that abstain from voting on any proposal and "broker non-votes" will be counted as shares that are present for purposes of determining whether a quorum exists at the Annual Meeting. If a broker non-vote occurs with respect to any shares of the Company's common stock on any matter, then those shares will be treated as not present and not entitled to vote with respect to that matter (even though those shares are considered entitled to vote for purposes of determining whether a quorum exists because they are entitled to vote on other matters) and will not be voted.

Under Proposal 1, you are being asked to consider nine nominees (all of our currently serving directors) for election to our Board of Directors to serve until the 2013 annual meeting of stockholders and until their successors are elected and qualified or until their earlier resignation or removal. Pursuant to the Company's By-laws, directors are elected by a plurality vote of all votes cast for the election of directors at the Annual Meeting. As a result, under Proposal 1, the nine nominees for director who receive the most affirmative votes will be elected. Stockholders will not be allowed to cumulate their votes in the election of directors. Because Proposal 1 constitutes an uncontested election of directors, it is *not* considered to be a "discretionary" matter for certain brokers. Consequently, those brokers are not authorized to vote "street name" shares in connection with Proposal 1 in the absence of instructions from the beneficial owner of such shares. If you hold shares in "street name" and do not provide specific instructions to your broker on how to vote some or all of your "street name" shares with respect to Proposal 1, your broker may not be able to vote those shares in its discretion and, in such case, a "broker non-vote" may occur. Broker non-votes will have no effect on the outcome of Proposal 1, *so please be sure to provide your broker or other nominee with your voting instructions so that your vote will be counted.* ***THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE "FOR" EACH OF THE DIRECTOR NOMINEES IN PROPOSAL 1.***

The affirmative vote of a majority of the shares present in person, or represented by proxy at the Annual Meeting, and entitled to vote on such matter at the Annual Meeting, is required to approve Proposal 2. Proposal 2 is *not* considered to be a "discretionary" matter for certain brokers. Consequently, those brokers are not authorized to vote "street name" shares in connection with Proposal 2 in the absence of instructions from the beneficial owner of such shares. If you hold shares in "street name" and do not provide specific instructions to your broker on how to vote some or all of your "street name" shares with respect to Proposal 2, your broker may not be able to vote those shares in its discretion and, in such case, a "broker non-vote" may occur. Broker non-votes will have no effect on the outcome of Proposal 2, *so please be sure to provide your broker or other nominee with your voting instructions so that your vote will be counted.* Votes that are marked "ABSTAIN" are counted as present and entitled to vote with respect to Proposal 2 and will have the same impact as a vote that is marked "AGAINST" for purposes of Proposal 2. ***THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE "FOR" PROPOSAL 2.***

The affirmative vote of a majority of the shares present in person, or represented by proxy at the Annual Meeting, and entitled to vote on such matter at the Annual Meeting, is required to approve Proposal 3. Proposal 3 involves a matter on which a broker (or other nominee) does have discretionary authority to vote and, as a result, if you do not instruct your broker (or other nominee) as to how you want to vote your shares, your broker (or other nominee) is entitled to vote your shares in its discretion. With respect to Proposal 3, a vote of "ABSTAIN" will have the same effect as a vote of "AGAINST." ***THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE "FOR" PROPOSAL 3.***

If you beneficially own shares that are held in "street name" by your broker (or other nominee), we strongly encourage you to provide instructions to your broker (or other nominee) as to how to vote on the election of directors and all of the Proposals by signing, dating and returning to your broker (or other nominee) the instruction card provided by your broker (or other nominee).

An automated system administered by the Company's transfer agent tabulates the votes at the Annual Meeting. The vote on each matter submitted to stockholders will be tabulated separately.

The persons named as attorneys-in-fact in this Proxy Statement, David J. Aldrich and Mark V.B. Tremallo, were selected by the Board of Directors and are officers of the Company. Each executed proxy card returned by a stockholder of record or proxy vote recorded via telephone or the Internet by a stockholder of record in the manner provided for on the proxy card prior to the taking of the vote at the Annual Meeting will be voted. Where a choice has been specified in an executed proxy with respect to the matters to be acted upon at the Annual Meeting, the shares represented by the proxy will be voted in accordance with the choices specified. If no choices are indicated, proxies returned by holders of record will be voted "**FOR**" the election of the nominees for director named in Proposal 1 in this Proxy Statement, "**FOR**" the approval, on an advisory basis, of the compensation of our named executive officers, and "**FOR**" the ratification of the selection of KPMG LLP as the independent registered public accounting firm of the Company for the 2012 fiscal year.

If you plan to attend the Annual Meeting, please be sure to indicate your intent to attend by checking the designated box on your proxy card if you are submitting a proxy via mail, or by indicating when prompted if you are submitting a proxy through either Skyworks' telephone or Internet proxy submission procedures. In either case, save the admission ticket attached to your proxy (the top half) and bring that with you to the Annual Meeting. If your shares are held in "street name" by your broker (or other nominee) you should consult your instruction card to determine how to indicate your intent to attend the Annual Meeting. If your instruction card does not provide any such indication, you should contact your broker (or other nominee) to determine what you will need to do to be able to attend and vote at the Annual Meeting. In order to be admitted to the Annual Meeting, you will need to present your admission ticket or the appropriate documentation from your broker (or other nominee), as well as provide a valid picture identification, such as a driver's license or passport.

Some brokers (or other nominees) may be participating in the practice of "householding" proxy statements and annual reports. This means that only one copy of this Proxy Statement and our Annual Report may have been sent to multiple stockholders in your household. If you are a stockholder and your household or address has received only one Annual Report and one Proxy Statement, the Company will promptly deliver a separate copy of the Annual Report and the Proxy Statement to you, upon your written request to Skyworks Solutions, Inc., 5221 California Avenue, Irvine, CA 92617, Attention: Investor Relations, or oral request to Investor Relations at (949) 231-4700. If you would like to receive separate copies of our Annual Report and Proxy Statement in the future, you should direct such request to your broker (or other nominee). Even if your household or address has received only one Annual Report and one Proxy Statement, a separate proxy card should have been provided for each stockholder account. Each individual proxy card should be signed, dated, and returned in the enclosed postage-prepaid envelope (or completed and submitted by telephone or via the Internet, as described on the proxy card). If your household has received multiple copies of our Annual Report and Proxy Statement, you can request the delivery of single copies in the future by contacting your broker (or other nominee), or the Company at the address or telephone number above.

If you are a participant in the Skyworks 401(k) Savings and Investment Plan, you will receive an instruction card for the Skyworks shares you own through the 401(k) Plan. That instruction card will serve as a voting instruction card for the trustee of the 401(k) Plan, and your 401(k) Plan shares will be voted as you instruct.

Important Notice Regarding the Availability of Proxy Materials for the Stockholder Meeting to be Held on May 10, 2012

The Proxy Statement and the Company's Annual Report are available at www.skyworksinc.com/annualreport.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

To the Company's knowledge, the following table sets forth the beneficial ownership of the Company's common stock as of March 23, 2012, by the following individuals or entities: (i) each person or entity who beneficially owns 5% or more of the outstanding shares of the Company's common stock as of March 23, 2012; (ii) the Named Executive Officers (as defined herein under the heading *"Compensation Tables for Named Executive Officers"*); (iii) each director and nominee for director; and (iv) all current executive officers and directors of the Company, as a group.

Beneficial ownership is determined in accordance with the rules of the SEC, is not necessarily indicative of beneficial ownership for any other purpose, and does not constitute an admission that the named stockholder is a direct or indirect beneficial owner of those shares. As of March 23, 2012, there were 189,516,547 shares of Skyworks common stock issued and outstanding.

In computing the number of shares of Company common stock beneficially owned by a person and the percentage ownership of that person, shares of Company common stock that are subject to stock options or other rights held by that person that are currently exercisable or that will become exercisable within sixty (60) days of March 23, 2012, are deemed outstanding. These shares are not, however, deemed outstanding for the purpose of computing the percentage ownership of any other person.

Names and Addresses of Beneficial Owners(1)	Number of Shares Beneficially Owned(2)	Percent of Class
Wellington Management Company, LLP	26,268,395(3)	13.86%
FMR LLC	14,357,776(4)	7.58%
Blackrock, Inc.	9,932,854(5)	5.24%
David J. Aldrich	1,483,168(6)	(*)
Kevin L. Beebe	148,500	(*)
Moiz M. Beguwala	137,855	(*)
Bruce J. Freyman	287,514(6)	(*)
Timothy R. Furey	118,500	(*)
Liam K. Griffin	200,037(6)	(*)
Balakrishnan S. Iyer	85,582	(*)
Thomas C. Leonard	79,707	(*)
David P. McGlade	133,500	(*)
David J. McLachlan	91,100	(*)
Donald W. Palette	259,778(6)	(*)
Robert A. Schriesheim	103,500	(*)
Gregory L. Waters	316,662(6)	(*)
All current directors and executive officers as a group (15 persons)	3,634,918(6)	1.90%

* Less than 1%

(1) Unless otherwise set forth in the following notes, each person's address is the address of the Company's principal executive offices at Skyworks Solutions, Inc., 20 Sylvan Road, Woburn, MA 01801, and stockholders have sole voting and sole investment power with respect to the shares, except to the extent such power may be shared by a spouse or otherwise subject to applicable community property laws.

(2) Includes the number of shares of Company common stock subject to stock options held by that person that are currently exercisable or will become exercisable within sixty (60) days of March 23, 2012 (the "Current Options"), as follows: Mr. Aldrich — 1,001,504 shares under Current Options; Mr. Beebe — 105,000 shares under Current Options; Mr. Beguwala — 81,000 shares under Current Options; Mr. Freyman — 163,750 shares under Current Options; Mr. Furey — 75,000 shares under Current Options; Mr. Griffin

— 71,250 shares under Current Options; Mr. Iyer — 36,000 shares under Current Options; Mr. Leonard — 3,750 shares under Current Options; Mr. McGlade — 90,000 shares under Current Options; Mr. McLachlan — 45,000 shares under Current Options; Mr. Palette — 131,250 shares under Current Options; Mr. Schriesheim — 60,000 shares under Current Options; Mr. Waters — 71,250 shares under Current Options; current directors and executive officers as a group (15 persons) — 1,962,754 shares under Current Options.

(3) Consists of shares beneficially owned by Wellington Management Company, LLP, which has shared voting power as to 20,339,319 shares and shared dispositive power over 26,146,830 shares. With respect to the information relating to Wellington Management Company, LLP, the Company has relied on information supplied by Wellington Management Company, LLP on a Schedule 13G/A filed with the SEC on February 14, 2012. The address and principal business office of Wellington Management Company, LLP is 280 Congress Street, Boston, MA 02210.

(4) Consists of shares beneficially owned by FMR LLC, an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, as a result of its sole ownership of Fidelity Management & Research Company ("Fidelity Research") and indirect ownership of Pyramis Global Advisors Trust Company ("PGATC"). Fidelity Research, an investment advisor registered under Section 203 of the Investment Advisors Act of 1940, is the beneficial owner of 14,352,687 shares as a result of acting as investment advisor to various investment companies registered under Section 8 of the Investment Company Act of 1940 that hold the shares. Edward C. Johnson 3d and FMR LLC, through its control of Fidelity Research, and the funds each has sole power to dispose of the 14,352,687 shares owned by the funds. Pyramis Global Advisors Trust Company ("PGATC"), a bank as defined in Section 3(a)(6) of the Exchange Act, is the beneficial owner of 5,000 shares as a result of its serving as investment manager of institutional accounts owning such shares. Edward C. Johnson 3d and FMR LLC, through its control of PGATC, each has sole dispositive power over 5,000 shares and sole voting power of 300 shares owned by institutional accounts managed by PGATC. Strategic Advisers, Inc., an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, is the beneficial owner of 89 shares as a result of acting as an investment adviser to various individuals. Of the shares beneficially owned, FMR LLC (through its ownership of Fidelity Research and PGATC) has sole voting power with respect to 1,589 shares and sole dispositive power with respect to 14,357,776 shares. The address of Fidelity Research, Fidelity Trust and Strategic Advisers, Inc. is 82 Devonshire Street, Boston, MA 02109. The address of PGATC is 900 Salem Street, Smithfield, Rhode Island, 02917. With respect to the information relating to the affiliated FMR LLC entities, the Company has relied on information supplied by FMR LLC on a Schedule 13G/A filed with the SEC on February 14, 2012.

(5) Consists of shares beneficially owned by Blackrock, Inc., which has sole voting control and sole dispositive power as to all such shares. With respect to information relating to Blackrock, Inc., the Company has relied on information supplied by Blackrock, Inc. on a Schedule 13G filed with the SEC on February 8, 2012. The address and principal business office of Blackrock, Inc. is 40 East 52nd Street, New York, NY 10022.

(6) Includes shares held in the Company's 401(k) Savings and Investment Plan as of February 29, 2012.

PROPOSALS TO BE VOTED ON

PROPOSAL 1

ELECTION OF DIRECTORS

Under this Proposal 1, you are being asked to consider nine nominees for election to our Board of Directors to serve until the next annual meeting of stockholders and until their successors are elected and qualified or until their earlier resignation or removal. The names of the nine nominees for election as directors, their current positions and offices, the year such nominee was first elected a director of the Company and their board committee memberships are set forth in the table below. All of such nominees are current Skyworks directors. Each nominee for election has agreed to serve if elected, and the Board of Directors knows of no reason why any nominee should be unable or unwilling to serve. If a nominee is unable or unwilling to serve the attorneys-in-fact named in this Proxy Statement will vote any shares represented at the meeting by proxy for the election of another individual nominated by the Board of Directors, if any. No nominee or executive officer is related by blood, marriage or adoption to any other director, nominee or executive officer. No arrangements or understandings exist between any director or person nominated for election as a director and any other person pursuant to which such person is to be selected as a director or nominee for election as a director.

Nominee's or Director's Name (First Year of Service as a Director)	Position(s) with the Company
David J. Aldrich (2000)	President, Chief Executive Officer and Director
Kevin L. Beebe (2004)(1)(2)	Non-Employee Director
Moiz M. Beguwala (2002)(1)(3)	Non-Employee Director
Timothy R. Furey (1998)(2)(3)	Non-Employee Director
Balakrishnan S. Iyer (2002)(1)(3)	Non-Employee Director
David J. McLachlan (2000)(1)(3)	Non-Employee Director and Chairman of the Board
Thomas C. Leonard (1996)	Non-Employee Director
David P. McGlade (2005)(2)(3)	Non-Employee Director
Robert A. Schriesheim (2006)(1)(2)	Non-Employee Director

(1) Member of the Audit Committee

(2) Member of the Compensation Committee

(3) Member of the Nominating and Corporate Governance Committee

Immediately below this proposal is biographical information about each of the director nominees, as well as the Company's other executive officers, including information regarding each director's and nominee's business experience for the past five years, and the names of other public companies for which each director or nominee has served as a director during the past five years. The information presented below regarding the specific experience, qualifications, attributes and skills of each director and nominee led our Nominating and Corporate Governance Committee and our Board of Directors to conclude that he should serve as a director. In addition, we believe that all of our current directors and nominees have integrity, business acumen, good judgment, knowledge of our business and industry, experience in one or more areas relevant to our business and strategy, and the willingness to devote the time needed to be an effective director.

Directors are elected by a plurality of all votes cast for the election of directors at the meeting. As a result, under Proposal 1, the nine nominees for director who receive the most votes will be elected. Shares represented by all proxies received by the Board of Directors that are properly completed, but do not specify a choice as to the election of directors and are not marked as to withhold authority to vote for the nominees will be voted **FOR** the election of all nine of the nominees.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "*FOR*" THE NINE NOMINEES IN PROPOSAL 1

DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth for each director and executive officer of the Company his position with the Company as of March 23, 2012:

Name	Title
David J. McLachlan	Chairman of the Board
David J. Aldrich	President, Chief Executive Officer and Director
Kevin L. Beebe	Director
Moiz M. Beguwala	Director
Timothy R. Furey	Director
Balakrishnan S. Iyer	Director
Thomas C. Leonard	Director
David P. McGlade	Director
Robert A. Schriesheim	Director
Donald W. Palette	Vice President and Chief Financial Officer
Gregory L. Waters	Executive Vice President and General Manager, Front-End Solutions
Liam K. Griffin	Executive Vice President and General Manager, High Performance Analog
Bruce J. Freyman	Senior Vice President, Worldwide Operations
Mark V.B. Tremallo	Vice President, General Counsel and Secretary
George M. LeVan	Vice President, Human Resources

Directors

David J. McLachlan, age 73, has been a director since 2000 and Chairman of the Board since May 2008. Mr. McLachlan served as a senior advisor to the Chairman and Chief Executive Officer of Genzyme Corporation (a publicly traded biotechnology company) from 1999 to 2004. He also was the Executive Vice President and Chief Financial Officer of Genzyme from 1989 to 1999. Prior to joining Genzyme, Mr. McLachlan served as Vice President and Chief Financial Officer of Adams-Russell Company (an electronic component supplier and cable television franchise owner). Mr. McLachlan also serves on the Board of Directors of Dyax Corp. (a publicly traded biotechnology company), HearUSA, Ltd. (a publicly traded hearing care services company) and Deltagen, Inc (a publicly traded provider of drug discovery tools and services to the biopharmaceutical industry).

We believe that Mr. McLachlan, the current Chairman of the Board, is qualified to serve as a director because he possesses a broad range of business experience as a result of his service as both chief financial officer and director for several public companies. In particular, Mr. McLachlan has in depth experience handling complex accounting and finance issues for a broad range of companies. He has also served on the boards and audit and governance committees of other public companies (including as chairman of the audit committee), and serves as a designated "audit committee financial expert" for Skyworks' Audit Committee. In addition, Mr. McLachlan has extensive knowledge regarding Skyworks' business, which he has acquired by serving for more than 10 years on its Board of Directors.

David J. Aldrich, age 55, has served as President and Chief Executive Officer, and as a director of the Company since April 2000. From September 1999 to April 2000, Mr. Aldrich served as President and Chief Operating Officer. From May 1996 to May 1999, when he was appointed Executive Vice President, Mr. Aldrich served as Vice President and General Manager of the semiconductor products business unit. Mr. Aldrich joined the Company in 1995 as Vice President, Chief Financial Officer and Treasurer. From 1989 to 1995, Mr. Aldrich held senior management positions at M/A-COM, Inc. (a developer and manufacturer of radio frequency and microwave semiconductors, components and IP networking solutions), including Manager of Integrated Circuits Active Products, Corporate Vice President of Strategic Planning, Director of Finance and Administration and Director of Strategic Initiatives with the Microelectronics Division. Mr. Aldrich has also served since February 2007 as a director of Belden Inc. (a publicly traded designer and manufacturer of cable products and transmission solutions).

We believe that Mr. Aldrich, who has led Skyworks for more than 10 years, is qualified to serve as a director because of his leadership experience, his strategic decision making ability, his knowledge of the semiconductor industry and his in-depth knowledge of Skyworks' business. Mr. Aldrich brings to the Board of Directors his thorough knowledge of Skyworks' business, strategy, people, operations, competition, financial position and investors. Further, as a result of his service as a director for Belden, Inc., a multi-national public company, Mr. Aldrich provides the Board of Directors with another organizational perspective and other cross-board experience.

Kevin L. Beebe, age 53, has been a director since January 2004. Since November 2007, he has been President and Chief Executive Officer of 2BPartners, LLC (a partnership that provides strategic, financial and operational advice to private equity investors and management). Previously, beginning in 1998, he was Group President of Operations at ALLTEL Corporation, a telecommunications services company. From 1996 to 1998, Mr. Beebe served as Executive Vice President of Operations for 360° Communications Co., a wireless communication company. He has held a variety of executive and senior management positions at several divisions of Sprint, including Vice President of Operations and Vice President of Marketing and Administration for Sprint Cellular, Director of Marketing for Sprint North Central Division, Director of Engineering and Operations Staff and Director of Product Management and Business Development for Sprint Southeast Division, as well as Staff Director of Product Services at Sprint Corporation. Mr. Beebe began his career at AT&T/Southwestern Bell as a Manager. Mr. Beebe also serves as a director for SBA Communications Corporation (a publicly traded operator of wireless communications towers in North and Central America), NII Holdings, Inc. (a publicly traded provider of wireless telecommunications services in Latin America), Sting Communications (a privately held broadband network provider) and Syniverse Technologies, Inc. (a privately held provider of support services for wireless carriers).

We believe that Mr. Beebe is qualified to serve as a director because of his 16 years experience as an operating executive in the wireless telecommunications industry. For example, as Group President of Operations at ALLTEL, he was instrumental in expanding ALLTEL's higher margin retail business, which significantly enhanced ALLTEL's competitive position in a dynamic, consolidating industry. In addition, as Chief Executive Officer of 2BPartners, LLC, Mr. Beebe continues to gain a broad range of business experience and to build business relationships by advising leading private equity firms that are transacting business in the global capital markets. Mr. Beebe provides cross-board experience by serving as a director for several public and private companies (including service on both audit and governance committees). Further, Mr. Beebe has served as a director of Skyworks since 2004 and has gained significant familiarity with Skyworks' business.

Moiz M. Beguwala, age 65, has been a director since June 2002. He served as Senior Vice President and General Manager of the Wireless Communications business unit of Conexant from January 1999 to June 2002. Prior to Conexant's spin-off from Rockwell International Corporation, Mr. Beguwala served as Vice President and General Manager, Wireless Communications Division, Rockwell Semiconductor Systems, Inc. from October 1998 to December 1998; Vice President and General Manager Personal Computing Division, Rockwell Semiconductor Systems, Inc. from January 1998 to October 1998; and Vice President, Worldwide Sales, Rockwell Semiconductor Systems, Inc. from October 1995 to January 1998. Mr. Beguwala serves on the Board of Directors of Powerwave Technologies, Inc. (a publicly traded wireless solutions supplier for communications networks worldwide) and Cavendish Kinetics Inc. (a privately held MEMS company), as well as Chairman of the Board of RF Nano Corporation (a privately held semiconductor company in Newport Beach, CA). He also served as director of SIRF Technologies, Inc. (a former publicly traded GPS solutions semiconductor company) from September 2000 until May 2008.

We believe that Mr. Beguwala is qualified to serve as a director because of his significant experience in, and in depth understanding of, the RF and analog semiconductor markets. Since becoming a vice president at Rockwell Semiconductor over 20 years ago, he has obtained executive experience in the strategic, technological, financial and operational requirements of companies in the wireless semiconductor industry. In addition, through his service as a director for several public and private semiconductor companies (including service on the audit and governance committees of a public company), he continues to gain knowledge of the semiconductor industry and provides cross-board experience to Skyworks.

Timothy R. Furey, age 53, has been a director since 1998. He has been Chief Executive Officer of MarketBridge (a privately owned sales and marketing strategy and technology professional services firm) since 1991. His company's clients include organizations such as IBM, British Telecom and other global Fortune 500 companies selling complex technology products and services into both OEM and end-user markets. Mr. Furey also serves as Chairman of Technology Marketing Group, a private investment firm focused on emerging growth companies. Prior to 1991, Mr. Furey held a variety of consulting positions with Boston Consulting Group, Strategic Planning Associates, Kaiser Associates and the Marketing Science Institute.

We believe that Mr. Furey is qualified to serve as a director because his experience as Chief Executive Officer of MarketBridge, as well as his engagements with MarketBridge's clients (many of which are Fortune 500 companies), provide him with a broad range of knowledge regarding business operations and growth strategies. In addition, Mr. Furey has extensive knowledge regarding Skyworks' business, which he has acquired through over 13 years of service on the Board of Directors, including, for the past 8 years, as the Chairman of the Compensation Committee.

Balakrishnan S. Iyer, age 55, has been a director since June 2002. He served as Senior Vice President and Chief Financial Officer of Conexant Systems, Inc. from October 1998 to June 2003, and was a director of Conexant from February 2002 until April 2011. Prior to joining Conexant, Mr. Iyer served as Senior Vice President and Chief Financial Officer of VLSI Technology Inc. Prior to that, he was Corporate Controller for Cypress Semiconductor Corp. and Director of Finance for Advanced Micro Devices, Inc. Mr. Iyer serves on the Board of Directors of Life Technologies Corp., Power Integrations, Inc., QLogic Corporation, and IHS Inc. (each a publicly traded company).

We believe that Mr. Iyer is qualified to serve as a director because his experience as an executive officer of companies in the technology industry provides him with leadership, strategic and financial experience. Through his experiences as a director at the public companies listed above (including as a member of certain audit, governance and compensation committees) he provides the Board with significant financial expertise as a designated "audit committee financial expert" for Skyworks' Audit Committee, bringing specific application to our industry, as well as a broad understanding of corporate governance topics.

Thomas C. Leonard, age 77, has been a director since August 1996. From April 2000 until June 2002, he served as Chairman of the Board of the Company, and from September 1999 to April 2000, he served the Company as Chief Executive Officer. From July 1996 to September 1999, he served as President and Chief Executive Officer. Mr. Leonard joined the Company in 1992 as a Division General Manager and was elected a Vice President in 1994. Mr. Leonard has over 30 years of experience in the microwave industry, having held a variety of executive and senior level management and marketing positions at M/A-COM, Inc., Varian Associates, Inc. and Sylvania.

We believe that Mr. Leonard is qualified to serve as a director because of his experience in the technology industry in a variety of leadership and key operational positions, which have allowed him to accumulate knowledge in operational management and corporate strategy. In addition, Mr. Leonard has extensive knowledge regarding Skyworks' business, which he has acquired by serving on the Board of Directors for over 15 years, and as Skyworks' Chief Executive Officer from September 1999 to April 2000.

David P. McGlade, age 51, has been a director since February 2005. He currently serves as the Chief Executive Officer and Deputy Chairman of Intelsat Global S.A. (a privately held worldwide provider of fixed satellite services). Previously, Mr. McGlade served as an Executive Director of mmO2 PLC and as the Chief Executive Officer of O2 UK (a subsidiary of mmO2), a position he held from October 2000 until March 2005. Before joining O2 UK, Mr. McGlade was President of the Western Region for Sprint PCS.

We believe that Mr. McGlade is qualified to serve as a director because of his 28 years of experience in the telecommunications business, which have allowed him to acquire significant operational, strategic and financial business acumen. Most recently, as a result of his work as the Chief Executive Officer of Intelsat, a private equity-owned operator of a network of commercial communications satellites and terrestrial connections, Mr. McGlade gained significant leadership and operational experience, as well as knowledge about the global capital markets.

Robert A. Schriesheim, age 51, has been a director since 2006. He has been Executive Vice President and Chief Financial Officer of Sears Holdings since August 2011. From January 2010 to October 2010, Mr. Schriesheim was Chief Financial Officer and Principal Financial Officer of Hewitt Associates, Inc. (a global human resources consulting and outsourcing company that was acquired by Aon Corporation). From October 2006 until December 2009, he was the Executive Vice President, Chief Financial Officer and Principal Financial Officer of Lawson Software, Inc. (a publicly traded ERP software provider). From August 2002 to October 2006, he was affiliated with ARCH Development Partners, LLC, a seed stage venture capital fund. Before joining ARCH, Mr. Schriesheim held executive positions at Global TeleSystems ("GTS"), SBC Equity Partners, Ameritech, AC Nielsen, and Brooke Group Ltd. In 2001, to facilitate the sale of GTS, Mr. Schriesheim led it through a pre-arranged filing under Chapter 11 of the United States Bankruptcy Code ("U.S.B.C.") and, in prearranged proceedings, a petition for surseance (moratorium), offering a composition, in the Netherlands. All such proceedings were approved, confirmed and completed by March 31, 2002 as part of the sale of the company. Mr. Schriesheim was also a director of Lawson Software, Inc. until its sale in July of 2011. In addition, from 2004 until 2007, he was also a director of Dobson Communications Corp. (a former publicly traded wireless services communications company that was acquired by AT&T Inc.) and from 2007 until 2009 he served as a director of MSC Software Corp. (a former publicly traded provider of integrated simulation solutions for designing and testing manufactured products that was acquired by Symphony Technology Group).

We believe that Mr. Schriesheim is qualified to serve as a director because of his extensive knowledge of the capital markets, experience with corporate financial capital structures and long history of evaluating and structuring merger and acquisition transactions within the technology sector. Mr. Schriesheim also has significant experience, as a senior executive and director in both public and private companies in the technology sector, leading companies through major strategic and financial corporate transformations while doing business in the global market place. He also serves as a designated "audit committee financial expert" for Skyworks' Audit Committee.

In addition to the information presented above regarding each director's specific experience, qualifications, attributes and skills that led our Board of Directors to conclude that he should serve as a director, we also believe that each of our directors has a reputation for integrity, honesty and adherence to high ethical standards. They have each demonstrated business acumen, an ability to exercise sound judgment and a commitment of service to Skyworks.

Executive Officers (other than President and Chief Executive Officer)

Donald W. Palette, age 54, joined the Company as Vice President and Chief Financial Officer of Skyworks in August 2007. Previously, from May 2005 until August 2007, Mr. Palette served as Senior Vice President, Finance and Controller of Axcelis Technologies, Inc. (a publicly traded semiconductor equipment manufacturer). Prior to May 2005, he was Axcelis' Controller beginning in 1999, Director of Finance beginning August 2000, and Vice President and Treasurer beginning in 2003. Before joining Axcelis in 1999, Mr. Palette was Controller of Financial Reporting/Operations for Simplex, a leading manufacturer of fire protection and security systems. Prior to that, Mr. Palette was Director of Finance for Bell & Howell's Mail Processing Company, a leading manufacturer of high speed mail insertion and sorting equipment.

Gregory L. Waters, age 51, joined the Company in April 2003, and has served as Executive Vice President and General Manager, Front-End Solutions since October 2006, Executive Vice President beginning in November 2005, and Vice President and General Manager, Cellular Systems as of May 2004. Previously, from February 2001 until April 2003, Mr. Waters served as Senior Vice President of Strategy and Business Development at Agere Systems and, beginning in 1998, held positions there as Vice President of the Wireless Communications business and Vice President of the Broadband Communications business. Prior to working at Agere, Mr. Waters held a variety of senior management positions within Texas Instruments, including Director of Network Access Products and Director of North American Sales. Mr. Waters also serves as a director of Sand 9, Inc. (a privately held fabless semiconductor company focused on precision timing solutions).

Liam K. Griffin, age 45, joined the Company in August 2001 and has served as Executive Vice President and General Manager, High Performance Analog since May 2011. He also served as Senior Vice President, Sales and Marketing from August 2001 through May 2011. Previously, Mr. Griffin was employed by Vectron International, a division of Dover Corp., as Vice President of Worldwide Sales from 1997 to 2001, and as Vice President of North American Sales from 1995 to 1997. His prior experience included positions as a Marketing Manager at AT&T Microelectronics, Inc. and Product and Process Engineer at AT&T Network Systems. Mr. Griffin also serves as a director of Vicor Corp. (a publicly traded designer, developer, manufacturer and marketer of modular power components and complete power systems).

Bruce J. Freyman, age 51, joined the Company in May 2005 and serves as Senior Vice President, Worldwide Operations. Previously, he served as President and Chief Operating Officer of Amkor Technology and also held various senior management positions, including Executive Vice President of Operations from 2001 to 2004. Earlier, Mr. Freyman spent 10 years with Motorola managing their semiconductor packaging operations for portable communications products.

Mark V.B. Tremallo, age 55, joined the Company in April 2004 and serves as Vice President, General Counsel and Secretary. Previously, from January 2003 to April 2004, Mr. Tremallo was Senior Vice President and General Counsel at TAC Worldwide Companies (a technical workforce solutions provider). Prior to TAC, from May 1997 to May 2002, he was Vice President, General Counsel and Secretary at Acterna Corp. (a global communications test equipment and solutions provider that filed a voluntary petition for reorganization under Chapter 11 of the U.S.B.C. on May 6, 2003). Earlier, Mr. Tremallo served as Vice President, General Counsel and Secretary at Cabot Safety Corporation.

George M. LeVan, age 66, has served as Vice President, Human Resources since June 2002. Previously, Mr. LeVan served as Director, Human Resources, from 1991 to 2002 and has managed the human resource department since joining the Company in 1982. Prior to 1982, Mr. LeVan held human resources positions at Data Terminal Systems, Inc., W.R. Grace & Co., Compo Industries, Inc. and RCA.

CORPORATE GOVERNANCE

General

Board of Director Meetings. The Board of Directors met six (6) times during the fiscal year ended September 30, 2011 ("fiscal year 2011"). Each director attended at least 75% of the Board of Directors meetings and the meetings of the committees of the Board of Directors on which he served during fiscal year 2011.

Director Independence. Each year, the Board of Directors reviews the relationships that each director has with the Company and with other parties. Only those directors who do not have any of the categorical relationships that preclude them from being independent within the meaning of the applicable Listing Rules of the NASDAQ Stock Market LLC (the "NASDAQ Rules") and who the Board of Directors affirmatively determines have no relationships that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director, are considered to be independent directors. The Board of Directors has reviewed a number of factors to evaluate the independence of each of its members. These factors include its members' current and historic relationships with the Company and its competitors, suppliers and customers; their relationships with management and other directors; the relationships their current and former employers have with the Company; and the relationships between the Company and other companies of which a member of the Company's Board of Directors is a director or executive officer. After evaluating these factors, the Board of Directors has determined that a majority of the members of the Board of Directors, namely, Kevin L. Beebe, Moiz M. Beguwala, Timothy R. Furey, Balakrishnan S. Iyer, Thomas C. Leonard, David J. McLachlan, David P. McGlade and Robert A. Schriesheim, do not have any relationships that would interfere with the exercise of independent judgment in carrying out their responsibilities as a director and are independent directors of the Company under applicable NASDAQ Rules.

Corporate Governance Guidelines. The Board of Directors has adopted corporate governance practices to help fulfill its responsibilities to the stockholders in overseeing the work of management and the Company's business results. These guidelines are intended to ensure that the Board of Directors has the necessary authority and practices in place to review and evaluate the Company's business operations, as needed, and to make decisions that are independent of the Company's management. In addition, the guidelines are intended to align the interests of directors and management with those of the Company's stockholders. A copy of the Company's Corporate Governance Guidelines is available on the Investor Relations portion of the Company's website at: *http://www.skyworksinc.com.*

In accordance with these Corporate Governance Guidelines, independent members of the Board of Directors of the Company met in executive session without management present four (4) times during fiscal year 2011. The Chairman of the Board serves as presiding director for these meetings.

Stockholder Communications. Our stockholders may communicate directly with the Board of Directors as a whole or to individual directors by writing directly to those individuals at the following address: c/o Skyworks Solutions, Inc., 20 Sylvan Road, Woburn, MA 01801. The Company will forward to each director to whom such communication is addressed, and to the Chairman of the Board in his capacity as representative of the entire Board of Directors, any mail received at the Company's corporate office to the address specified by such director and the Chairman of the Board.

Codes of Ethics. We have adopted a Code of Business Conduct and Ethics that applies to all of our employees, officers and directors (the "Code"), as well as a Code of Ethics for Principal Financial Officers. The Code applies to our directors, officers and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. We make available the Code free of charge through our website, which is located at *http://www.skyworksinc.com.* We intend to disclose any amendments to, or waivers from, our code of business conduct and ethics that are required to be publicly disclosed pursuant to rules of the SEC and the NASDAQ Rules by posting any such amendment or waivers on our website and disclosing any such waivers in a Form 8-K filed with the SEC.

Executive Officer and Director Stock Ownership Requirements. We have adopted Executive Officer and Director Stock Ownership programs that require our executive officers (including our Named Executive Officers) and non-employee directors to hold a significant equity interest in Skyworks with the objective of more closely aligning the interests of our executive officers and directors with those of our stockholders.

The minimum number of shares of our common stock that the Executive Officer ownership guidelines require our Named Executive Officers to hold while serving in their capacity as executive officers is as follows:

Position	*Minimum Share Requirement:*
President and Chief Executive Officer	***The lower of (a) the number of shares with a fair market value equal to 4 times current base salary or (b) 382,200 shares.***
VP and Chief Financial Officer; Executive Vice President and General Manager, Front-End Solutions; Executive Vice President and General Manager, High Performance Analog; Senior Vice President, Worldwide Operations	***The lower of (a) the number of shares with a fair market value equal to 2.5 times current base salary or (b) 89,800, 102,000, 95,000 or 92,500 shares, respectively.***

The minimum number of shares of our common stock that the Director Ownership guidelines require non-employee directors to hold while serving in their capacity as directors is the director base compensation (currently $50,000) multiplied by four (4), divided by the fair market value of the Company's common stock (rounded to the nearest 100 Shares). For purposes of both the Executive Officer and Director Stock Ownership programs, the fair market value of a person's holding is based on the average closing price per share of the Company's common stock as reported on the NASDAQ Global Select Market (or if the Shares are not then traded on such market, such other market on which the Shares are traded) for the 12-month period ending with the determination date. As of March 23, 2012, the Director Ownership guidelines require non-employee directors to hold a minimum of 8,800 shares.

As of March 23, 2012, all of our Named Executive Officers and directors were in compliance with the stock ownership requirements.

Board Leadership Structure. Our Board of Directors, upon the recommendation of our Nominating and Corporate Governance Committee, has determined that the roles of Chairman of the Board and Chief Executive Officer should be separated at the current time. Accordingly, our Board of Directors has appointed Mr. McLachlan, an independent director within the meaning of applicable NASDAQ rules (see "Director Independence" above), as the Chairman of the Board of Directors. Mr. McLachlan's duties as Chairman of the Board include the following:

- Chairing meetings of the independent directors in executive session.
- Facilitating communications between other members of our Board of Directors and the Chief Executive Officer.
- Preparing or approving the agenda for each Board meeting.
- Determining the frequency and length of Board meetings and recommending when special meetings of our Board should be held.
- Reviewing and, if appropriate, recommending action to be taken with respect to written communications from stockholders submitted to our Board (see "Communicating with the Independent Directors" below).

Our Board decided to separate the roles of Chairman and Chief Executive Officer because it believes that leadership structure offers the following benefits:

- Increasing the independent oversight of the Company and enhancing our Board's objective evaluation of our Chief Executive Officer.
- Freeing the Chief Executive Officer to focus on company operations instead of Board administration.
- Providing the Chief Executive Officer with an experienced sounding board.
- Providing greater opportunities for communication between stockholders and our Board.
- Enhancing the independent and objective assessment of risk by our Board.
- Providing an independent spokesman for the Company.

COMMITTEES OF THE BOARD OF DIRECTORS

The Board of Directors has a standing Audit Committee, Compensation Committee, and Nominating and Corporate Governance Committee.

Audit Committee: We have established an Audit Committee comprised of the following individuals, each of whom qualifies as independent within the meaning of applicable NASDAQ Rules and meets the criteria for independence set forth in Rule 10A-3(b)(1) under the Exchange Act: Messrs. Schriesheim (Chairman), Beebe, Iyer, Beguwala and McLachlan.

The primary responsibility of the Audit Committee is the oversight of the quality and integrity of the Company's financial statements, the Company's internal financial and accounting processes, and the independent audit process. Additionally, the Audit Committee has the responsibilities and authority necessary to comply with Rule 10A-3 under the Exchange Act. The Audit Committee meets privately with the independent registered public accounting firm, reviews their performance and independence from management and has the sole authority to retain and dismiss the independent registered public accounting firm. These and other aspects of the Audit Committee's authority are more particularly described in the Company's Audit Committee Charter, which the Board of Directors adopted and is reviewed annually by the committee and is available on the Investor Relations portion of our website at: *http://www.skyworksinc.com.*

The Audit Committee has adopted a formal policy concerning approval of audit and non-audit services to be provided to the Company by its independent registered public accounting firm, KPMG LLP. The policy requires that all services provided by KPMG LLP, including audit services and permitted audit-related and non-audit services, be pre-approved by the Audit Committee. The Audit Committee pre-approved all audit and non-audit services provided by KPMG LLP for fiscal year 2011. The Audit Committee met eleven (11) times during fiscal year 2011.

Audit Committee Financial Expert: The Board of Directors has determined that each of Mr. Schriesheim (Chairman), Mr. Iyer and Mr. McLachlan, meets the qualifications of an "audit committee financial expert" under SEC Rules and the qualifications of "financial sophistication" under the applicable NASDAQ Rules, and qualifies as "independent" as defined under the applicable NASDAQ Rules.

Compensation Committee: We have established a Compensation Committee comprised of the following individuals, each of whom qualifies as independent within the meaning of applicable NASDAQ Rules: Messrs. Furey (Chairman), Beebe, McGlade and Schriesheim. The Compensation Committee met five (5) times during fiscal year 2011. The functions of the Compensation Committee include establishing the appropriate level of compensation, including short and long-term incentive compensation, of the Chief Executive Officer, all other executive officers and any other officers or employees who report directly to the Chief Executive Officer. The Compensation Committee also administers Skyworks' equity-based compensation plans. The Board of Directors has adopted a written charter for the Compensation Committee, and it is available on the Investor Relations portion of the Company's website at: *http://www.skyworksinc.com.*

The Compensation Committee has engaged Aon/Radford Consulting to assist it in determining the components and amounts of executive compensation. The consultant reports directly to the Compensation Committee, through its chairman, and the Compensation Committee retains the right to terminate or replace the consultant at any time.

The process and procedures followed by the Compensation Committee in considering and determining executive and director compensation are described below under the heading "Compensation Discussion and Analysis."

Nominating and Corporate Governance Committee: The members of the Nominating and Corporate Governance Committee, each of whom the Board of Directors has determined is independent within the meaning of applicable NASDAQ Rules, are Messrs. Iyer (Chairman), Beguwala, Furey, McGlade, and McLachlan. The Nominating and Corporate Governance Committee met four (4) times during fiscal year 2011. The Nominating and Corporate Governance Committee is responsible for evaluating and recommending individuals for election or re-election to the Board of Directors and its committees, including any recommendations that may be submitted by stockholders, the evaluation of the performance of the Board of Directors and its committees, and the evaluation and recommendation of the corporate governance policies. These and other aspects of the Nominating and Corporate Governance Committee's authority are more particularly described in the Nominating and Corporate Governance Committee Charter, which the Board of Directors adopted and is available on the Investor Relations portion of the Company's website at: *http://www.skyworksinc.com.*

Director Nomination Procedures: The Nominating and Corporate Governance Committee evaluates director candidates in the context of the overall composition and needs of the Board of Directors, with the objective of recommending a group that can best manage the business and affairs of the Company and represent the interests of the Company's stockholders using its diversity of experience. The committee seeks directors who possess certain minimum qualifications, including the following:

- A director must have substantial or significant business or professional experience or an understanding of technology, finance, marketing, financial reporting, international business or other disciplines relevant to the business of the Company.
- A director (other than an employee-director) must be free from any relationship that, in the opinion of the Board of Directors, would interfere with the exercise of his or her independent judgment as a member of the Board of Directors or of a Board committee.
- The committee also considers the following qualities and skills, among others, in its selection of directors and as candidates for appointment to the committees of the Board of Directors:
    - Economic, technical, scientific, academic, financial, accounting, legal, marketing, or other expertise applicable to the business of the Company;
    - Leadership or substantial achievement in their particular fields;
    - Demonstrated ability to exercise sound business judgment;
    - Integrity and high moral and ethical character;
    - Potential to contribute to the diversity of viewpoints, backgrounds, or experiences of the Board of Directors as a whole;
    - Capacity and desire to represent the balanced, best interests of the Company as a whole and not primarily a special interest group or constituency;
    - Ability to work well with others;
    - High degree of interest in the business of the Company;
    - Dedication to the success of the Company;
    - Commitment to the responsibilities of a director; and
    - International business or professional experience.

The committee does not have a formal policy with respect to diversity, but believes that our Board, taken as a whole, should embody a diverse set of skills, experiences and backgrounds in order to better inform its decisions. The committee will also take into account the fact that a majority of the Board of Directors must meet the independence requirements of the applicable NASDAQ Rules. The Company expects that a director's existing and future commitments will not materially interfere with such director's obligations to the Company. For candidates who are incumbent directors, the committee considers each director's past attendance at meetings and participation in and contributions to the activities of the Board of Directors. The committee identifies candidates for director nominees in consultation with the Chief Executive Officer of the Company and the Chairman of the Board of Directors, through the use of search firms or other advisors or through such other methods as the committee deems to be helpful to identify candidates. Once candidates have been identified, the committee confirms that the candidates meet all of the minimum qualifications for director nominees set forth above through interviews, background checks, or any other means that the committee deems to be helpful in the evaluation process. The committee then meets to discuss and evaluate the qualities and skills of each candidate, both on an individual basis and taking into account the overall composition and needs of the Board of Directors. Based on the results of the evaluation process, the committee recommends candidates for director nominees for election to the Board of Directors.

The Nominating and Corporate Governance Committee will consider director candidates recommended by stockholders provided the stockholders follow the procedures set forth below. The committee does not intend to alter the manner in which it evaluates candidates, including the criteria set forth above, based on whether the candidate was recommended by a stockholder or otherwise. To date, the Nominating and Corporate Governance Committee has not received a recommendation for a director nominee from any stockholder of the Company.

Stockholders who wish to recommend individuals for consideration by the Nominating and Corporate Governance Committee to become nominees for election to the Board of Directors in 2013 may do so in accordance with the provisions of our By-Laws by submitting a written recommendation to our Corporate Secretary at the address noted above no earlier than January 10, 2013 and no later than February 9, 2013. In the event that the 2013 annual meeting is held more than thirty (30) days before or after the first anniversary of the Company's 2012 annual meeting, then the required notice must be delivered in writing to the Secretary of the Company at the address above no earlier than 120 days prior to the date of the 2013 annual meeting and no later than the later of 90 days prior to the 2013 annual meeting or the 10th day following the day on which the public announcement of the date of the 2013 annual meeting is first made by the Company. For nominees for election to the Board of Directors proposed by stockholders to be considered, the recommendation for nomination must be in writing and must include the following information:

- Name of the stockholder, whether an entity or an individual, making the recommendation;
- A written statement disclosing such stockholder's beneficial ownership of the Company's capital stock;
- Name of the individual recommended for consideration as a director nominee;
- A written statement from the stockholder making the recommendation stating why such recommended candidate would be able to fulfill the duties of a director;
- A written statement from the stockholder making the recommendation stating how the recommended candidate meets the independence requirements established by the SEC and the applicable NASDAQ Rules;
- A written statement disclosing the recommended candidate's beneficial ownership of the Company's capital stock; and
- A written statement disclosing relationships between the recommended candidate and the Company which may constitute a conflict of interest.

Nominations may be sent to the attention of the committee via U.S. mail or expedited delivery service to Skyworks Solutions, Inc., 20 Sylvan Road, Woburn, Massachusetts 01801, Attn: Nominating and Corporate Governance Committee, c/o Secretary of Skyworks Solutions, Inc.

ROLE OF THE BOARD IN RISK OVERSIGHT

Our Board of Directors oversees our risk management processes directly and through its committees. Our management is responsible for risk management on a day-day basis. The role of our Board of Directors and its committees is to oversee the risk management activities of management. They fulfill this duty by discussing with management the policies and practices utilized by management in assessing and managing risks and providing input on those policies and practices. In general, our Board of Directors oversees risk management activities relating to business strategy, capital allocation, organizational structure, certain operational risks and acquisitions; our Audit Committee oversees risk management activities related to financial controls and legal and compliance risks; our Compensation Committee oversees risk management activities relating to the our compensation policies and practices as well as management succession planning; and our Nominating and Corporate Governance Committee oversees risk management activities relating to Board composition. Each committee reports to the Board of Directors on a regular basis, including reports with respect to the committee's risk oversight activities as appropriate. In addition, since risk issues often overlap, committees from time to time request that the Board of Directors discuss particular risks.

Our Compensation Committee does not believe that any risks arising from our employee compensation policies and practices are reasonably likely to have a material adverse affect on our company. Our Compensation Committee believes that any such risks are mitigated by:

- The multiple elements of our compensation packages, including base salary, annual short-term incentive compensation plan and (for our executive officer and other key employees) equity awards that vest (or are issuable) over multiple years and are intended to motivate employees to take a long-term view of our business.
- The structure of our short-term incentive compensation plan (described in greater detail in this Proxy Statement in "Compensation Discussion and Analysis"), which is based on (i) a number of different financial and operating performance metrics to avoid employees placing undue emphasis on any particular performance metric at the expense of other aspects of our business, and (ii) performance targets that we believe are appropriately aggressive yet will not require undue risk-taking to achieve. Our short-term incentive compensation plan provides for payments to be made to participants bi-annually based on the achievement of certain performance goals, but features a mechanism whereby actual payments for the first six month performance period are capped at 80% of the award earned, with 20% of the award held back until the end of the fiscal year to ensure sustained financial performance. If the level of financial performance in the first half of the year is not sustained into the second half of the year, then the 20% withheld will not be paid out to the participant. Further, the structure of the short-term incentive compensation plan aids in driving sustained long-term financial performance as the goals and targets from the prior year's plan are significant factors used in determining goals for the current year's plan.

PROPOSAL 2

ADVISORY VOTE ON THE COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS ("SAY-ON-PAY VOTE")

We are providing our stockholders with the opportunity to vote to approve, on an advisory, non-binding basis, the compensation of our named executive officers as disclosed in this Proxy Statement in accordance with the SEC's rules. This proposal is not intended to address any specific item of compensation or the compensation of any particular named executive officer, but rather the overall compensation of our named executive officers and our compensation philosophy, policies and practices, as discussed in this Proxy Statement. This proposal, which is commonly referred to as "say-on-pay," is required by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, which added Section 14A to the Exchange Act.

Section 14A of the Exchange Act also required that stockholders be provided the opportunity to cast an advisory vote with respect to whether future executive compensation advisory votes will be held every one, two or three years, which was the subject of a proposal at last year's annual meeting. At that meeting, a majority of the Company's stockholders indicated their preference that the Company hold an advisory vote on the compensation of the Company's named executive officers annually. After considering the preference of the stockholders on this matter, as well as other factors, the Board of Directors of the Company determined that the Company will hold an advisory vote on the compensation of its named executive officers on an annual basis until the next required vote on the frequency of such advisory votes at the annual meeting of the stockholders of the Company in 2017, or until the Board of Directors otherwise determines that a different frequency for such votes is in the best interests of the Company's stockholders.

Our executive compensation programs are designed to enable us to attract, motivate, and retain our executive officers, who are critical to our success. Under these programs, our named executive officers are rewarded for the achievement of our near-term and longer-term financial and strategic goals and for driving corporate financial performance and stability. The programs contain elements of cash and equity-based compensation and are designed to align the interests of our executives with those of our stockholders.

The "Information about Executive and Director Compensation" section of this Proxy Statement, including "Compensation Discussion and Analysis," describes in detail our executive compensation programs and the decisions made by the Compensation Committee with respect to fiscal 2011. Highlights of our executive compensation program include the following:

We emphasize pay-for-performance and tie a significant amount of our named executive officers' pay to our performance. Consistent with our performance-based compensation philosophy, we reserve the largest portion of our executive's potential compensation for performance- and stock-based programs. We provide short-term variable compensation to motivate executives and to reward them for achieving near term financial performance targets. We provide long-term stock-based compensation, mainly in the form of performance share awards and stock options to reward our executive officers for increases in stockholder value and long-term performance and to align their interests with those of our stockholders. The financial performance goals under our short-term cash incentive program focus on profitably increasing our revenues, maintaining a focus on cash flow and ensuring that we strive for complete customer satisfaction. In 2011, approximately 89% of our chief executive officer's total compensation was attributable to incentive awards, of which 82% of such incentive awards were in the form of equity incentive awards.

We believe that our compensation programs are strongly aligned with the long-term interests of our stockholders. We believe that equity awards coupled with our executive stock ownership guidelines serve to align the interests of our executives with those of our long-term stockholders by encouraging long-term performance and also incent our executives to increase stockholder value. As such, equity awards are a key component of our executive compensation program. In fiscal year 2011, equity awards, mainly in the form of performance share awards and stock options, represented between 63% to 73 % of our named executive officers' aggregate compensation. Stock options more closely align the long-term interests of our executives with those of our stockholders because the recipient will only realize a return on the option if our stock price increases over the life of the option. In addition, awards of stock options align with our growth strategy and provide significant financial upside if our growth objectives are achieved, while placing a significant portion of our executives' compensation at risk if our objectives are not achieved. We also believe that awarding performance shares with both performance and service conditions further aligns our executives' interest with those of the Company's stockholders since such performance shares will only be issued if the Company achieves pre-established financial performance metrics and the executive remains employed by the Company for a set period of time (usually two years after the initial issuance of stock under such award after the performance period is completed and the shares have been earned).

We provide a competitive executive compensation program for our industry. The Compensation Committee of our Board, with assistance from compensation consultants, annually reviews our executive compensation program to ensure that it is competitive with the companies in our industry with which we compete for executive talent. We target the median of our comparison group for our base salary and annual target cash compensation levels and between the median and 75th percentile for equity compensation, with the opportunity to earn above this based on performance. This positioning places greater emphasis on long-term pay, alignment with stockholder interests and long-term retention. We also feel that this level of executive compensation enables us to attract and retain the executive talent necessary to meet our business objectives. Our named executive officers' fiscal year 2011 cash compensation levels and equity compensation levels were ultimately above the median of our comparison group as a result of the Company's fiscal 2011 performance.

We are committed to having strong governance standards with respect to our compensation program, procedures and practices. Our compensation programs are built upon our strong corporate governance framework, described elsewhere in this Proxy Statement, and demonstrated, in part, by our policies prohibiting our directors and executive officers from hedging their economic interests in Company securities and from engaging in any short-term, speculative securities transactions, including purchasing securities on margin, engaging in short sales or buying or selling put or call options. We have adopted Executive Officer and Director Stock Ownership programs that require our executive officers and non-employee directors to hold a significant equity interest in the Company with the objective of more closely aligning the interests of our executive officers and directors with those of our stockholders. In addition, as part of its commitment to strong corporate governance and best practices, our Compensation Committee has retained an independent compensation consultant. Our Compensation Committee has also incorporated compensation analytical tools such as market data, tally sheets, compensation history for each executive and walk-away analysis as part of its annual executive compensation review. Our Compensation Committee has also implemented equity compensation grant procedures, an annual process to assess the efficacy of our company-wide compensation programs and a risk management program, which includes an ongoing evaluation of the relationship between our compensation programs and risk.

Recommendation

As we describe in the Compensation Discussion and Analysis section of this Proxy Statement, our executive compensation program embodies a pay-for-performance philosophy that supports our business strategy and aligns the interests of our executives with our stockholders. In addition, our Board of Directors believes that the Company's financial performance over the last fiscal year, including the increased share price of our common stock, demonstrates that our executive compensation program was designed appropriately and is working effectively to support long-term value creation.

Our Board of Directors is asking stockholders to approve a non-binding advisory vote on the following resolution:

> RESOLVED, that the Company's stockholders approve, on an advisory basis, the compensation paid to the Company's named executive officers, as disclosed pursuant to the compensation disclosure rules of the Securities and Exchange Commission, including the compensation discussion and analysis, the compensation tables and any related material disclosed in this Proxy Statement.

As an advisory vote, this proposal is not binding and will not overrule any decision by the Company or the Board of Directors (or any committee thereof), create or imply any change to the fiduciary duties of the Company or the Board of Directors (or any committee thereof), or create or imply any additional fiduciary duties for the Company or the Board of Directors (or any committee thereof). However, our Compensation Committee and Board of Directors value the opinions expressed by our stockholders in their vote on this proposal and will consider the outcome of the vote when making future compensation decisions for named executive officers.

THE BOARD OF DIRECTORS RECOMMENDS THAT STOCKHOLDERS VOTE TO APPROVE THE COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS BY VOTING "*FOR*" PROPOSAL NO. 2

PROPOSAL 3

RATIFICATION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee has selected KPMG LLP as the Company's independent registered public accounting firm for the current fiscal year ending September 28, 2012 ("fiscal year 2012"), and has further directed that management submit the selection of the independent registered public accounting firm for ratification by the stockholders at the Annual Meeting. KPMG LLP was the independent registered public accounting firm for the Company for the fiscal year ended September 30, 2011, and has been the independent registered public accounting firm for the Company's predecessor, Alpha Industries, Inc., since 1975. We are asking the stockholders to ratify the appointment of KPMG LLP as the Company's independent registered public accounting firm for fiscal year 2012.

Representatives of KPMG LLP are expected to attend the Annual Meeting. They will have an opportunity to make a statement if they desire to do so and will be available to respond to appropriate stockholder questions.

Stockholder ratification of the selection of KPMG LLP as the Company's independent registered public accounting firm is not required by the Company's By-laws or other applicable legal requirements. However, the Audit Committee is submitting the selection of KPMG LLP to the stockholders for ratification as a matter of good corporate practice. The affirmative vote of a majority of the shares present in person or represented by proxy at the Annual Meeting and entitled to vote on such matter at the Annual Meeting is required to approve the selection of KPMG LLP as the Company's independent registered public accounting firm. In the event stockholders fail to ratify the appointment, the Audit Committee may reconsider this appointment. Even if the appointment is ratified, the Audit Committee, in its discretion, may direct the appointment of a different independent registered public accounting firm at any time during the year if the Audit Committee determines that such a change would be in the Company's and stockholders' best interests.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "*FOR*" THE RATIFICATION OF THE SELECTION OF KPMG LLP AS THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM OF THE COMPANY FOR FISCAL YEAR 2012

REPORT OF THE AUDIT COMMITTEE

The Audit Committee of Skyworks' Board of Directors is responsible for providing independent, objective oversight of Skyworks' accounting functions and internal controls. The Audit Committee is composed of five directors, each of whom is independent within the meaning of applicable NASDAQ Rules and meets the criteria for independence set forth in Rule 10A-3(b)(1) under the Exchange Act. The Audit Committee operates under a written charter approved by the Board of Directors.

Management is responsible for the Company's internal control and financial reporting process. The Company's independent registered public accounting firm is responsible for performing an independent audit of Skyworks' consolidated financial statements in accordance with generally accepted auditing standards and for issuing a report concerning such financial statements. The Audit Committee's responsibility is to monitor and oversee these processes.

In connection with these responsibilities, the Audit Committee met with management and representatives of KPMG LLP, the Company's independent registered public accounting firm, and reviewed and discussed the audited financial statements for the fiscal year ended September 30, 2011, results of the internal and external audit examinations, evaluations of the Company's internal controls and the overall quality of Skyworks' financial reporting. The Audit Committee also discussed with the independent registered public accounting firm the matters required to be discussed by the statement on Auditing Standards No. 61, as amended (AICPA, Professional Standards, Vol. 1. AU section 380), as adopted by the Public Company Accounting Oversight Board in Rule 3200T. In addition, the Audit Committee has received the written disclosures and the letter from its independent registered public accounting firm required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent accountant's communications with the Audit Committee concerning independence and has discussed with the independent registered public accounting firm the independent registered public accounting firm's independence from the Company and its management, including the matters in the written disclosures and letter which were received by the committee from such firm.

Based upon the Audit Committee's review and discussions described above, the Audit Committee recommended that the Board of Directors include the audited consolidated financial statements in the Company's Annual Report on Form 10-K for the year ended September 30, 2011, as filed with the SEC.

THE AUDIT COMMITTEE

Kevin L. Beebe
Moiz M. Beguwala
Balakrishnan S. Iyer
David J. McLachlan
Robert A. Schriesheim, Chairman

AUDIT FEES

KPMG LLP provided audit services to the Company consisting of the annual audit of the Company's 2011 consolidated financial statements contained in the Company's Annual Report on Form 10-K and reviews of the financial statements contained in the Company's Quarterly Reports on Form 10-Q for fiscal year 2011. The following table summarizes the fees of KPMG LLP billed to the Company for the last two fiscal years.

Fee Category	Fiscal Year 2011	% of Total	Fiscal Year 2010	% of Total
Audit Fees(1)	$1,534,600	89%	$1,352,000	97%
Audit-Related Fees(2)	83,000	5%	—	—%
Tax Fees(3)	77,500	4%	37,000	3%
All Other Fees(4)	27,000	2%	2,000	—%
Total Fees	$1,722,100	100%	$1,391,000	100%

(1) Audit fees consist of fees for the audit of our annual financial statements, review of the interim financial statements included in our quarterly reports on Form 10-Q, statutory audits and related filings in various foreign locations and audit procedures related to acquisition activity during fiscal year 2011. Fiscal year 2011 and 2010 audit fees also included fees for services incurred in connection with rendering an opinion under Section 404 of the Sarbanes Oxley Act.

(2) Audit related fees consist of fees for assurance and related services that are reasonably related to the performance of the audit and the review of our financial statements and which are not reported under "Audit Fees." Audit-related fees reported in fiscal year 2011 relate to the review of registration statements auditor consents to incorporate by reference prior year financial statement opinions in Form S-4 and Form S-8 fillings.

(3) Tax fees consist of fees for tax compliance, tax advice and tax planning services. Tax compliance services, which relate to the review of our U.S. tax returns, accounted for $47,000 and $37,000 of the total tax fees for fiscal year 2011 and 2010, respectively. Fiscal year 2011 tax fees also include approximately $30,000 of fees for tax advice and planning services related to acquisition activity during the year.

(4) All other fees for fiscal year 2011 include fees for limited due diligence support provided in connection with a potential acquisition in addition to fees incurred for licenses to accounting research software in 2011 and 2010.

In 2003, the Audit Committee adopted a formal policy concerning approval of audit and non-audit services to be provided to the Company by its independent registered public accounting firm, KPMG LLP. The policy requires that all services to be provided by KPMG LLP, including audit services and permitted audit-related and non-audit services, must be pre-approved by the Audit Committee. The Audit Committee pre-approved all audit and non-audit services provided by KPMG LLP during fiscal 2011 and fiscal 2010.

COMPENSATION COMMITTEE REPORT

The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis included herein with management, and based on the review and discussions, the Compensation Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this Proxy Statement for the 2012 Annual Meeting of the Stockholders.

THE COMPENSATION COMMITTEE

Kevin L. Beebe
Timothy R. Furey, Chairman
David P. McGlade
Robert A. Schriesheim

INFORMATION ABOUT EXECUTIVE AND DIRECTOR COMPENSATION

Summary and 2011 Overview

We emphasize pay-for-performance and our compensation program is designed to link the pay of our executives to our overall financial and operational performance and their contribution to stockholder value. Consistent with our performance-based compensation philosophy, we reserve the largest portion of our executives' potential compensation for performance- and stock-based programs. We provide short-term variable compensation to motivate executives and to reward them for achieving near-term financial performance targets. In addition, we provide long-term stock-based compensation, mainly in the form of performance share awards and stock options to reward our executive officers for increases in stockholder value and long-term performance and to align their interests with those of our stockholders. Under these programs, our named executive officers are rewarded for the achievement of our near-term and longer-term financial and strategic goals and for driving corporate financial performance and stability.

As we began 2011, we faced an uncertain business environment as the global economy continued its slow recovery from the recessionary economic conditions that have existed in many parts of the world since 2008. In addition, during the second half of fiscal 2011, global capital markets were roiled by the looming threat of bond defaults by several sovereign nations in the European Union and the resulting austerity and reform measures undertaken by those nations and restructuring of privately held bonds. Throughout fiscal 2011 we continued to face intense competition in our key markets from a number of significant, well established competitors. Despite these challenges and uncertainties and in the face of significant competition, during fiscal 2011 the Company achieved its key strategic objectives, including several targeted acquisitions and new product launches, and generated strong operating results. We believe that our executives were instrumental in achieving that performance. The Company saw significant improvement in both financial and operating results from fiscal 2010 to fiscal 2011, including achieving record levels of revenue, profitability and operating cash flow in fiscal 2011. Some highlights of our fiscal 2011 operating performance and financial results are set forth below.

- Revenues grew by approximately 32% or $347 million year-over-year, driven primarily by our ability to further penetrate the ever expanding market for smart phones and the increasing level of sophistication of such devices which creates a higher dollar content per device. Our growth also driven by further product and market diversification as well as strategic acquisitions.

- Gross profit increased by $163.5 million or 110 basis points to 43.7% of net revenue for fiscal 2011 as compared to fiscal 2010 due to enhanced product mix, lower manufacturing costs as a result of higher factory utilization, and the increase in net revenues.

- Operating income increased by $95.6 million to $295.3 million or 47.9% over fiscal 2010 to 20.8% of revenue for fiscal 2011 primarily due to the increases in net revenue and gross profit margin along with a higher degree of operating leverage as the Company maintained relatively constant operating expenditures.

- We generated $365.8 million in cash from operations during fiscal year 2011 resulting in an ending cash, cash equivalents and restricted cash balance of $410.8 million at September 30, 2011 even after factoring in the use of $249.3 million of cash for acquisitions, net of cash received, $100.7 million of cash on capital expenditures and $70.0 million of cash for shares repurchased.

- In June 2011, we acquired SiGe Semiconductor, Inc., a leading global supplier of RF front-end solutions that facilitate wireless multimedia across a wide range of applications. By adding SiGe's innovative short-range, silicon-based products, the Company can now offer customers a more comprehensive wireless networking product portfolio, supporting all key operating frequencies with greater architectural flexibility to address a variety of high growth applications.

- The Company reported fiscal 2011 diluted earnings per share of $1.19, up from $0.75 in fiscal 2010.

Due to Skyworks' financial and operating performance in fiscal 2011, we made payments to our named executive officers under our annual Executive Incentive Plan ranging from 131% to 160% of target bonus (as described in the "Short-Term Incentive" section below). In addition, with respect to the performance share awards granted to our named executive officers for fiscal 2011, the Company achieved 89.3% of the "maximum" level and issued shares commensurate with such performance to the named executive officers after fiscal year end (as described in footnote 1 of the "Outstanding Equity Awards at Fiscal Year End Table" below). Overall, we believe that total executive compensation for fiscal year 2011 was appropriate in light of the Company's strong financial and operating performance.

Part of the goal of our executive compensation program is to reward our executive officers for increases in stockholder value and long-term performance and to align their interests with those of our stockholders. We aim to accomplish that goal by providing a significant portion of their overall compensation in the form of long-term stock-based compensation, mainly performance share awards and stock options, which we hope will drive the creation of sustainable stockholder value. We think that the performance of our stock during fiscal 2011 relative to that of our competitors and the NASDAQ Composite Index in light of the challenging economic conditions and general downturn in equity markets plus the recent performance of our stock price is an indication that our compensation program has incentivized our executives to focus on the long-term performance of the Company and to increase overall stockholder value and has been successful in aligning the interests of our executives with our stockholders. The performance graph set forth below shows Skyworks' relative stock performance against the members of Skyworks' "Peer Group" (as described below in the Compensation Discussion and Analysis) having the highest and lowest stock performance, as well as the NASDAQ Composite Index, from the beginning of fiscal year 2011 to the present.

Skyworks Solutions, Inc.'s Relative Stock Performance Against Highest and Lowest Performing Peer Group Members and NASDAQ Composite Index

Fiscal Year 2011 to Present (October 2, 2010 to March 23, 2012)


240%
220%
200%
180%
160%
140%
120%
100%
80%
60%
40%
20%
Oct-10
Nov-10
Dec-10
Jan-11
Feb-11
Mar-11
Apr-11
May-11
Jun-11
Jul-11
Aug-11
Sep-11
Oct-11
Nov-11
Dec-11
Jan-12
Feb-12
Mar-12
LSI Logic
(Highest Performer)
Skyworks
NASDAQ
CREE
(Lowest Performer)

COMPENSATION DISCUSSION AND ANALYSIS

Who Sets Compensation for Senior Executives?

The Compensation Committee, which is comprised solely of independent directors within the meaning of applicable NASDAQ Rules, outside directors within the meaning of Section 162 of the Internal Revenue Code ("IRC") and non-employee directors within the meaning of Rule 16b-3 under the Exchange Act, is responsible for determining all components and amounts of compensation to be paid to our Chief Executive Officer, our Chief Financial Officer and each of our other executive officers, as well as any other officers or employees who report directly to the Chief Executive Officer.

This Compensation Discussion and Analysis section discusses the compensation policies and programs for our Chief Executive Officer, our Chief Financial Officer and our three next most highly paid executive officers during fiscal 2011 as determined under the rules of the SEC. We refer to this group of executive officers as our "Named Executive Officers."

How has the Company taken into account the results of the Stockholder Vote on Executive Compensation at the 2011 Annual Meeting?

At our 2011 Annual Meeting of Stockholders, approximately 95% of the votes cast approved the compensation of the Company's named executive officers as disclosed in the proxy statement delivered to our stockholders in connection with the 2011 Annual Meeting. We understood this to mean that stockholders generally approved of our compensation policies and determinations in 2011. However, our Compensation Committee still undertook a review of our compensation policies and determinations following the 2011 Annual Meeting. Our Compensation Committee retained the services of Aon/Radford Consulting ("Aon/Radford") to assist it with that review and to advise it on executive compensation matters. After the review and taking into consideration evolving best practices in executive compensation by public companies generally, upon the recommendation of our Compensation Committee, we determined not to make any significant changes to our executive compensation decisions and policies. The Compensation Committee periodically reviews the goals we would like to achieve through our executive compensation practices and explores ways to modify those practices to either achieve new goals or to enhance our ability to achieve existing goals.

What are the Objectives of Our Compensation Program?

The objectives of our executive compensation program are to attract, retain and motivate highly qualified executives to operate our business, and to link the compensation of those executives to improvements in the Company's financial performance and increases in stockholder value. Accordingly, the Compensation Committee's goals in establishing our executive compensation program include:

(1) ensuring that our executive compensation program is competitive with a group of companies in the semiconductor industry with which we compete for executive talent;

(2) providing a base salary that serves as the foundation of a compensation package that attracts and retains the executive talent needed to achieve our business objectives;

(3) providing short-term variable compensation that motivates executives and rewards them for achieving financial performance targets;

(4) providing long-term stock-based compensation that aligns the interest of our executives with stockholders and rewards them for increases in stockholder value; and

(5) ensuring that our executive compensation program is perceived as fundamentally fair to all of our employees.

How Do We Determine the Components and Amount of Compensation to Pay?

The Compensation Committee sets compensation for the Named Executive Officers, including salary, short-term incentives and long-term stock-based awards, at levels generally intended to be competitive with the compensation of comparable executives in semiconductor companies with which the Company competes for executive talent.

Retention of Compensation Consultant

The Compensation Committee has engaged Aon/Radford to assist the Compensation Committee in determining the components and amount of executive compensation. Aon/Radford reports directly to the Compensation Committee, through its chairperson, and the Compensation Committee retains the right to terminate or replace the consultant at any time. The consultant advises the Compensation Committee on such compensation matters as are requested by the Compensation Committee. The Compensation Committee considers the consultant's advice on such matters in addition to any other information or factors it considers relevant in making its compensation determinations.

Role of Chief Executive Officer

The Compensation Committee also considers the recommendations of the Chief Executive Officer regarding the compensation of each of his direct reports, including the other Named Executive Officers. These recommendations include an assessment of each individual's responsibilities, experience, performance and contribution to the Company's performance, and also generally take into account internal factors such as historical compensation and level in the organization, in addition to external factors such as the current environment for attracting and retaining executives.

Establishment of Comparator Group Data

In determining compensation for each of the Named Executive Officers, the committee utilizes "Comparator Group" data for each position. For fiscal year 2011, the Compensation Committee approved Comparator Group data consisting of a 50/50 blend of (i) Aon/Radford survey data of 27 semiconductor companies (where sufficient data was not available in the Aon/Radford semiconductor survey data — for example, for a VP/General Manager position — the Comparator Group data also included survey data regarding high-technology companies) and (ii) the public "peer" group data for 17 publicly-traded semiconductor companies with which the Company competes for executive talent:

*Analog Devices
*Avago Technologies
*Broadcom
*Cree
*Cypress Semiconductor
*Fairchild Semiconductor
*International Rectifier
*Intersil
*Linear Technology
*LSI Logic
*Maxim Integrated Products
*Microchip Technology
*National Semiconductor
*ON Semiconductor
*RF Micro Devices
*Silicon Laboratories
*TriQuint Semiconductor

Utilization of Comparator Group Data

The Compensation Committee annually compares the components and amounts of compensation that we provide to our Chief Executive Officer and other Named Executive Officers with the components and amounts of compensation provided to their counterparts in the Comparator Group and uses this comparison data as a guideline in its review and determination of base salaries, short-term incentives and long-term stock-based compensation awards. In addition, in setting fiscal year 2011 compensation, the Compensation Committee sought and received input from its consultant regarding the base salaries for the Chief Executive Officer and each of his direct reports, the award levels and performance targets relating to the short-term incentive program for executive officers, and the individual stock-based compensation awards for executive officers, as well as the related vesting schedules.

After reviewing the data and considering the input, the Compensation Committee established (and the full Board of Directors was advised of) the base salary, short-term incentive target and long-term stock-based compensation award for each Named Executive Officer. In establishing individual compensation, the Compensation Committee also considered the input of the Chief Executive Officer, as well as the individual experience and performance of each executive.

In determining the compensation of our Chief Executive Officer, our Compensation Committee focused on (i) competitive levels of compensation for chief executive officers who are leading a company of similar size and complexity, (ii) the importance of retaining a chief executive officer with the strategic, financial and leadership skills necessary to ensure our continued growth and success, (iii) the Chief Executive Officer's role relative to the other Named Executive Officers, (iv) input from the full board of directors on the Chief Executive Officer's performance and (v) the considerable length of his 17-year service to the Company. Aon/Radford advised the Compensation Committee that the base salary, annual performance targets and short-term incentive target opportunity, and equity-based compensation for 2011 were competitive for chief executive officers in the sector. The Chief Executive Officer was not present during the voting or deliberations of the Compensation Committee concerning his compensation. As stated above, however, the Compensation Committee did consider the recommendations of the Chief Executive Officer regarding the compensation of all of his direct reports, including the other Named Executive Officers.

What are the Components of Executive Compensation?

The key elements of compensation for our Named Executive Officers are base salary, short-term incentives, long-term stock-based incentives, 401(k) plan retirement benefits, and medical and insurance benefits. Consistent with our objective of ensuring that executive compensation is perceived as fair to all employees, the Named Executive Officers do not receive any retirement benefits beyond those generally available to our full-time employees, and we do not provide medical or insurance benefits to Named Executive Officers that are different from those offered to other full-time employees.

Base Salary

Base salaries provide our executive officers with a degree of financial certainty and stability. The Compensation Committee determines a competitive base salary for each executive officer using the Comparator Group data and input provided by its consultant. Based on these factors, base salaries of the Named Executive Officers for fiscal year 2011 were generally targeted at the Comparator Group median, with consideration given to role, responsibility, performance and length of service. After taking these factors into account, the base salary for the Named Executive Officers for fiscal year 2011 increased on average 3.4% from their base salaries in 2010.

Short-Term Incentives

Our short-term incentive compensation plan for executive officers is established annually by the Compensation Committee. For fiscal year 2011, the Compensation Committee adopted the 2011 Executive Incentive Plan (the "Incentive Plan"). The Incentive Plan established short-term incentive awards that could be earned semi-annually by certain officers of the Company, including the Named Executive Officers, based on the Company's achievement of certain corporate performance goals established on a semi-annual basis. Short-term incentive compensation is intended to motivate and reward executives by tying a significant portion of their total compensation to the Company's achievement of pre-established performance goals that are generally short-term (i.e., less than one year). In connection with the Incentive Plan, the Compensation Committee sets a range of short-term compensation that can be earned by each executive officer pursuant to the Incentive Plan, based on the Comparator Group data and expressed as a percentage of the named executive officer's base salary that corresponds to the level of achievement of the performance goals. The low end of that range, referred to as the "threshold" percentage, is equal to the amount of compensation payable to the executive if the level of achievement of each performance goal applicable to the executive was at the minimum set by the Compensation Committee to be eligible to receive a payment for that goal under the Incentive Plan (referred to as the "threshold" level). At the threshold payout level, the short-term compensation was designed to result in a payout less than the median of the Comparator Group. The middle of the range, referred to as the "target" percentage, is equal to the amount of short-term compensation payable to the executive if the level of achievement of each performance goal applicable to the executive met the expectations set by the Compensation Committee (referred to as the "target" level). Achievement of all performance goals at the "target" level would result in a short-term compensation payout equal to the "target" percentage, which is designed to be the median short- term compensation paid by the Company's Comparator Group. The high end of the range, referred to as the "maximum" percentage, is equal to the amount of compensation payable to the executive if the level of achievement of each performance goal applicable to the executive reached the high-end target set by the Compensation Committee for such goal. Achievement of all performance goals at the "maximum" level would result in a short-term compensation payout at the "maximum" level, which is designed to be above to the median short-term compensation paid by the Company's Comparator Group. Absent an exercise of discretion by the Compensation Committee, the total short-term compensation paid to each executive would not exceed the "maximum" percentage and, in the event that the level of achievement of all performance goals was below the "threshold" level, would result in no short-term compensation payment being made to the executive. The following table shows the range of short-term compensation that each Named Executive Officer could earn in fiscal year 2011 as a percentage of such executive officer's annual base salary.

	Threshold	Target	Maximum
Chief Executive Officer	50%	100%	220%
Other Named Executive Officers	35%	70%	140%

The actual total amount of short-term compensation payable to an executive depends on the level of achievement of each performance goal assigned to him. The performance goals are a mixture of Company-specific and business unit-specific goals, the per-executive composition of which is determined by the Compensation Committee. With respect to each executive, each performance goal assigned to that executive is given a weighting by the Compensation Committee that represents the percentage of the total short-term compensation payable under the Incentive Plan to the executive if that performance goal is achieved. As in fiscal year 2010, for fiscal year 2011, the Compensation Committee split the Incentive Plan into two six month performance periods, with the executive eligible to earn up to half of his annual short-term incentive compensation with respect to each six month period. For the first half of fiscal year 2011 the performance goals focused on achieving revenue, non-GAAP gross margin and specified non-GAAP operating margin targets, in addition to cash, customer satisfaction and units shipped metrics. In selecting these goals, the Compensation Committee considered the fact that for the first half of fiscal 2011 our primary corporate goal was to increase revenue in excess of the market growth rate by gaining market share, while at the same time leveraging our fixed cost structure to generate higher earnings. For the second half of fiscal year 2011, the Committee established performance goals based on achieving specified revenue, non-GAAP gross margin, and non-GAAP operating margin targets, as well as customer satisfaction and product design win metrics. The weighting of the performance goals for fiscal year 2011 for each Named Executive Officer was as follows:

Performance Goals — Fiscal 2011 First Half

	Revenue	Non-GAAP Operating Margin %	Non-GAAP Gross Margin %	Customer Satisfaction Metric	Cash Metric	Units Shipped Metrics
President and Chief Executive Officer; Vice President and Chief Financial Officer	30%	30%	20%	10%	10%	N/A
Executive Vice President and General Manager, Front-End Solutions	30% (based on business unit)	40% (20% based on corporate and 20% based on business unit)	N/A	10%	N/A	20%
Executive Vice President and General Manager, High Performance Analog	40% (20% based on corporate and 20% based on business unit)	20% (based on business unit)	20%	N/A	N/A	20%
Senior Vice President, Worldwide Operations	30%	30%	20%	10%	10%	N/A

Performance Goals — Fiscal 2011 Second Half

	Revenue	Non-GAAP Operating Margin %	Non-GAAP Gross Margin %	Customer Satisfaction Metric	Design Win Metric
President and Chief Executive Officer; Vice President and Chief Financial Officer	30%	40%	N/A	10%	20%
Executive Vice President and General Manager, Front-End Solutions	20% (based on business unit)	40% (20% based on corporate and 20% based on business unit)	N/A	N/A	40%
Executive Vice President and General Manager, High Performance Analog	20% (based on business unit)	40% (20% based on corporate and 20% based on business unit)	N/A	10%	30%
Senior Vice President, Worldwide Operations	30%	N/A	40%	10%	20%

The revenue performance goal is based on the Company's reported GAAP revenue. The Non-GAAP Operating Margin performance goal is based on the Company's actual non-GAAP operating margin, which it calculates by excluding from GAAP operating income, stock compensation expense, restructuring-related charges, acquisition-related expenses, litigation settlement gains and losses and certain deferred executive compensation. The Non-GAAP Gross Margin performance goal is based on the Company's actual non-GAAP gross margin, which it calculates by excluding from GAAP gross profit, stock compensation expense, restructuring-related charges and acquisition-related expenses. The Customer Satisfaction performance goal is based on the Company's actual performance with respect to both the timeliness of shipments to customers and reduction in returned products over a specified period of time. The Cash performance goal is based on the Company's cash generated during the six month period as measured by the number of times that inventory is turned over during the period. The Units Shipped performance goal is based on the aggregate number of certain specified products shipped by the Company over a specified period of time. The Design Win performance goal is based on the total number and the quality or difficulty of achievement of a pre-established list of design/installation projects awarded to or contracted by the Company. Where the table above indicates that a performance goal was based on the achievement of the goal by a business unit, the performance goal was defined in the same manner, but only the results of the applicable business unit were taken into account in setting the achievement levels and measuring performance.

In determining the weightings between performance goals for each Named Executive Officer, the Compensation Committee's aim was to align the short-term incentive compensation of each Named Executive Officer with the performance goals that the executive could most impact. For instance, the performance goals for the Chief Executive Officer, Vice-President and Chief Financial Officer and Senior Vice President, Worldwide Operations were designed to focus such executives on improving the Company's competitive position and achieving profitable growth overall. The performance goals for the Executive Vice President and General Manager, Front-End Solutions and Executive Vice President and General Manager, High Performance Analog were designed to focus such executive on business unit performance (i.e., securing design wins for new products and expansion of the customer base).

The Compensation Committee then determines with respect to each performance goal the "threshold," "target" and "maximum" levels of achievement, which correspond to the matching descriptions set forth above. For Company performance goals, the levels of achievement will be consistent across the executives to which such goals apply. The Compensation Committee sets the performance goals, weightings and "threshold," "target" and "maximum" levels of achievement on a semi-annual basis.

At the end of each six month period, the Compensation Committee determines the total amount of short-term compensation payable to each executive for such period by comparing the actual level of achievement of each performance goal assigned to such executive against the "threshold," "target" and "maximum" levels of achievement that it set for that performance goal. The Compensation Committee determines the amount of short-term compensation the executive is eligible to receive with respect to each performance goal as follows:

- If the level of achievement for that performance goal falls below the "threshold" level, then the executive will not earn any short-term compensation with respect to that performance goal (absent an exercise of discretion by the Compensation Committee).
- If the level of achievement for that performance goal is equal to the "threshold," "target" or "maximum" level, then the executive earns the product obtained by *multiplying* (i) the "threshold," "target" or "maximum" percentage, as applicable, *times* (ii) the executive's base salary for the relevant six month period *times* (iii) the weighting assigned to that performance goal.
- If the level of achievement for the performance goal falls in between either the "threshold" and "target" levels or the "target" and "maximum" levels the executive would earn short-term compensation equal to the short-term compensation payable at the "threshold" or "target" level, respectively, *plus* a pro rata amount of the difference between the short-term compensation payable for that performance goal at, respectively, the "threshold" and "target" levels or the "target" and "maximum" levels.
- Absent an exercise of discretion by the Compensation Committee, if the level of achievement for the performance goal exceeds the "maximum" level, the executive will only earn the amount payable for achievement at the "maximum" level.

The computation of each executive's short-term compensation under the Incentive Plan is not a weighted average of the level of achievement across all performance goals, but rather an evaluation of each performance goal individually and a determination of the portion of the total eligible bonus allocated to that performance goal that can be earned.

The target level performance goals established by the Compensation Committee under the Incentive Plan are based on the Company's historical operating results and growth rates as well as the Company's expected future results, and are designed to require significant effort and operational success on the part of our executives and the Company. The maximum level performance goals established by the Committee have historically been difficult to achieve and are designed to represent outstanding performance that the Committee believes should be rewarded. Financial performance goals are set with the expectation that the "target" level will be higher than the consensus analyst estimates for the Company. The "target" level for non-financial performance goals are set with the expectation that actual results in the prior six month period will be exceeded. With respect to each comparable performance goal for the first six months of fiscal 2011, the "threshold" level performance goals were higher than our actual results and the "maximum" level performance goals for the same six month period in 2010, except for (1) Customer Satisfaction, where the "threshold" level performance was higher than the "target" and actual level of performance and (2) Cash performance target, where the "threshold" level was approximately the same as in the same six month period in 2010 (but lower than the actual level of performance). With respect to each comparable performance goal for the second six months of fiscal 2011, the "threshold" level performance goals were higher than the "maximum" level performance goals for the same six month period in 2010, except for Customer Satisfaction, where the "threshold" level performance goal was higher than the "target" level of performance.

The Incentive Plan stipulated that all payouts to executives under the Incentive Plan were conditioned upon the Company achieving a performance goal based on non-GAAP operating income margin (after accounting for any incentive award payments, including those to be made under the Incentive Plan) at the "threshold" level. In addition, pursuant to the terms of the Incentive Plan, actual payments for the first six month performance period are capped at 80% of the award earned, with 20% of the award held back until the end of the fiscal year to ensure sustained financial performance. Any amounts held back are subsequently paid after the end of the fiscal year provided that the financial performance established in the first six months of the year is sustained throughout the fiscal year and that the executive remains employed with the Company at the time of payment. The Compensation Committee retains the discretion, based on the recommendation of the Chief Executive Officer, to make payments even if the threshold performance metrics are not met or to make payments in excess of the maximum level if the Company's performance exceeds the maximum metrics. The Compensation Committee believes it is appropriate to retain this discretion in order to make short-term incentive awards in extraordinary circumstances.

For the first half of fiscal 2011, the Company's level of achievement of each performance goal was as follows:

Fiscal 2011 Performance Goal Achievement – First Half



Exceeded Maximum
Exceeded Maximum
Exceeded Maximum
Maximum
Target
Threshold
Below Threshold
Revenue
Non-GAAP Operating Margin
Non-GAAP Gross Margin
Customer Satisfaction
Cash (Inventory Turns)
Units Shipped

Accordingly, the Chief Executive Officer, and the Vice-President and Chief Financial Officer, Executive Vice President and General Manager, Front-End Solutions, Executive Vice President and General Manager, High Performance Analog, and Senior Vice President, Worldwide Operations earned a first half incentive award equal to approximately 96%, 61%, 69%, 69% and 61% of his annual base salary, respectively. The Compensation Committee determined to pay, in lieu of cash, as permitted by the Incentive Plan, unrestricted shares of our common stock (which are shares of our common stock that are not subject to any vesting, earning, recapture, forfeiture or other restrictions) for the portion of each of the Named Executive Officer's first half short-term incentive earned above the target level. Accordingly, the Chief Executive Officer, the Vice-President and Chief Financial Officer, the Executive Vice President and General Manager, Front-End Solutions, Executive Vice President and General Manager, High Performance Analog, and the Senior Vice President, Worldwide Operations received approximately 48%, 43%, 49%, 50% and 43% of their respective first half incentive payments in the form of unrestricted shares of our common stock.

In addition, in recognition of their contributions to our performance during the first half of fiscal 2011, the Compensation Committee approved payments to approximately 800 other non-executive employees pursuant to non-executive incentive plans, which plans have terms and conditions similar to the Incentive Plan. Consistent with the Incentive Plan (and the other employee incentive plans), actual payments for the first six month performance period were capped at 80% of the award earned, with 20% of the award held back until the end of the fiscal year to ensure sustained financial performance. The amount held back was subsequently paid after the end of the fiscal year since the Company sustained its financial performance throughout fiscal year 2011.

For the second half of fiscal 2011, the Company's level of achievement of each performance goal was as follows:

Fiscal 2011 Performance Goal Achievement – Second Half


Maximum
Target
Threshold
Revenue
Non-GAAP Operating Margin
Non-GAAP Gross Margin
Customer Satisfaction
Design Wins

Accordingly, the Chief Executive Officer, and the Vice-President and Chief Financial Officer, Executive Vice President and General Manager, Front-End Solutions, Executive Vice President and General Manager, High Performance Analog, and Senior Vice President, Worldwide Operations earned a second half incentive award equal to approximately 54%, 36%, 23%, 43% and 43% of his annual base salary, respectively. The Compensation Committee determined to pay, in lieu of cash, as permitted by the Incentive Plan, unrestricted common stock of the Company for the portion of each of the Named Executive Officer's second half short-term incentive earned above the target level. Accordingly, the Chief Executive Officer, the Vice-President and Chief Financial Officer, the Executive Vice President and General Manager, Front-End Solutions, Executive Vice President and General Manager, High Performance Analog, and the Senior Vice President, Worldwide Operations each received approximately 8%, 4%, 0%, 18% and 18% of their respective second half incentive payments in the form of unrestricted common stock of the Company. In addition, the 20% "holdback" of the first half incentive was paid out to each executive officer after the end of the fiscal year due to the Company's sustained financial performance.

For the full fiscal year, the total payments under the Incentive Plan to the Chief Executive Officer (who was eligible to earn 100% of his annual base salary at target for the year), and the Vice-President and Chief Financial Officer, the Executive Vice President and General Manager, Front-End Solutions, the Executive Vice President and General Manager, High Performance Analog, and the Senior Vice President, Worldwide Operations (each of whom was eligible to earn 70% of his annual base salary at target for the year) earned approximately 150%, 98%, 92%, 112% and 104% of his annual base salary, respectively.

Long-Term Stock-Based Compensation

The Compensation Committee generally makes long-term stock-based compensation awards to executive officers on an annual basis. Long-term stock-based compensation awards are intended to align the interests of our executive officers with stockholders, and reward them for increases in stockholder value over long periods of time (i.e., greater than one year). It is the Company's practice to make stock-based compensation awards to executive officers in November of each year at a pre-scheduled Compensation Committee meeting. For fiscal year 2011, the Compensation Committee made awards to executive officers, including certain Named Executive Officers, on November 9, 2010, at a regularly scheduled Compensation Committee meeting. Stock options awarded to executive officers at the meeting had an exercise price equal to the closing price of the Company's common stock on the meeting date.

In making stock-based compensation awards to certain executive officers for fiscal year 2011, the Compensation Committee first reviewed the Comparator Group data to determine the percentage of the outstanding number of shares that are typically used for employee compensation programs. The Compensation Committee then set the number of Skyworks shares of common stock that would be made available for executive officer awards at approximately the median of the Comparator Group based on the business need, internal and external circumstances and RiskMetrics/ISS guidelines. The Compensation Committee then reviewed the Comparator Group by executive position to determine the allocation of the available shares among the executive officers. The Compensation Committee then attributed a long-term equity-based compensation value to each executive officer. Forty percent (40%) of that value was converted to a number of stock options using an estimated Black-Scholes value, and the remaining sixty percent (60%) of the value was converted to a number of performance share awards based on the fair market value of the common stock and an assumption that the Company would achieve the targeted level of performance required to earn the performance share award. The Compensation Committee's rationale for awarding performance shares is to further align the executive's interest with those of the Company's stockholders by using equity-awards that will vest only if the Company achieves pre-established performance metrics.

Other Compensation and Benefits

We also provide other benefits to our executive officers that are intended to be part of a competitive overall compensation program and are not tied to any company performance criteria. Consistent with the Compensation Committee's goal of ensuring that executive compensation is perceived as fair to all stakeholders, the Company offers medical plans, dental plans, vision plans, life insurance plans and disability insurance plans to executive officers under the same terms as such benefits are offered to all other employees. Additionally, executive officers are permitted to participate in the Company's 401(k) Savings and Investment Plan and Employee Stock Purchase Plan under the same terms as all other employees. The Company does not provide executive officers with any enhanced retirement benefits (i.e., executive officers are subject to the same limits on contributions as other employees, as the Company does not offer any SERP or other similar non-qualified deferred compensation plan), and they are eligible for 401(k) company-match contributions under the same terms as other employees. In fiscal year 2011, the Company offered executives the opportunity to participate in financial planning services through Ayco at a cost of $13,000 per executive paid by the Company. Other than Mr. Freyman, none of the Named Executive Officers elected to participate in the Company-paid program. Although Mr. Aldrich receives financial planning services from Ayco, he personally pays for such services.

Although certain Named Executive Officers were historically provided an opportunity to participate in the Company's Executive Compensation Plan (the "Executive Compensation Plan") — an unfunded, non-qualified deferred compensation plan, under which participants were allowed to defer a portion of their compensation — as a result of deferred compensation legislation under Section 409A of the IRC, effective December 31, 2005, the Company no longer permits employees to make contributions to the plan. Although the Company had discretion to make additional contributions to the accounts of participants while the Executive Compensation Plan was active, it never did so.

Severance and Change of Control Benefits

None of our executive officers, including the Named Executive Officers, has an employment agreement that provides a specific term of employment with the Company. Accordingly, the employment of any such employee may be terminated at any time. We do provide certain benefits to our Named Executive Officers upon certain qualifying terminations and in connection with terminations under certain circumstances following a change of control. A description of the material terms of our severance and change of control arrangements with the Named Executive Officers can be found under the *"Potential Payments Upon Termination or Change of Control"* section below.

The Company believes that severance protections can play a valuable role in recruiting and retaining superior talent. Severance and other termination benefits are an effective way to offer executives financial security to incent them to forego an opportunity with another company. These agreements also protect the Company as the Named Executive Officers are bound by restrictive non-compete and non-solicit covenants for two years after termination of employment. Outside of the change in control context, severance benefits are payable to the Named Executive Officers if their employment is involuntarily terminated by the Company without cause, or if a Named Executive Officer terminates his own employment for a good reason (as defined in the agreement). In addition, provided he forfeits certain equity awards and agrees to serve on the Company's Board of Directors for a minimum of two years, the Chief Executive Officer is entitled to certain severance benefits upon termination of his employment for any reason. The Compensation Committee believes that this provision facilitates his retention with the Company. The level of each Named Executive Officer's severance or other termination benefit is generally tied to his respective annual base salary and targeted short-term incentive opportunity (or past short-term incentive earned).

Additionally, the Named Executive Officers would receive enhanced severance and other benefits if their employment terminated under certain circumstances in connection with a change in control of the Company. These benefits are described in detail under the *"Potential Payments Upon Termination or Change of Control"* section below. The Named Executive Officers are also entitled to receive a tax gross-up payment (with a $500,000 cap for Named Executive Officers other than the Chief Executive Officer) if they become subject to the 20% golden parachute excise tax imposed by Section 4999 of the IRC, as the Company believes that the executives should be able to receive their contractual rights to severance without being subject to punitive excise taxes. The Company further believes these enhanced severance benefits are appropriate because the occurrence, or potential occurrence, of a change in control transaction would likely create uncertainty regarding the continued employment of each Named Executive Officer, and these enhanced severance protections encourage the Named Executive Officers to remain employed with the Company through the change in control process and to focus on enhancing stockholder value both before and during the change in control process.

Lastly, each Named Executive Officer's outstanding unvested stock options and restricted stock awards (if any) fully vest upon the occurrence of a change in control. In addition, each outstanding performance share award shall be deemed earned as to the greater of (a) the "target" level or (b) the number of shares that would have been deemed earned under the award as of the day prior to the change in control. The Company believes this accelerated vesting is appropriate given the importance of long-term equity awards in our executive compensation program and the uncertainty regarding the continued employment of Named Executive Officers that typically occurs in a change in control context. The Company's view is that this vesting protection helps assure the Named Executive Officers that they will not lose the expected value of their equity awards because of a change in control of the Company and encourages the Named Executive Officers to remain employed with the Company through the change in control process and to focus on enhancing stockholder value both before and during the process.

Compensation Tables for Named Executive Officers

Summary Compensation Table

The following table summarizes compensation earned by, or awarded or paid to, our Named Executive Officers for fiscal year 2011, fiscal year 2010 and fiscal year 2009.

Name and Principal Position	Year	Salary ($)	Stock Awards ($)(1)	Option Awards ($)(1)	Non-Equity Incentive Plan Compensation ($)(2)	All Other Compensation ($)(3)	Total ($)
David J. Aldrich	2011	$635,100	$2,856,000	$1,476,137	$ 955,830	$12,880	$5,935,947
President and Chief Executive Officer	2010	$609,000	$1,508,750	$1,109,614	$1,106,510	$12,879	$4,346,753
	2009	$598,077	$1,270,500	$ 964,921	$ 653,750	$12,879	$3,500,127
Donald W. Palette	2011	$357,800	$ 952,000	$ 492,046	$ 350,243	$11,318	$2,163,407
Vice President and	2010	$338,500	$ 506,940	$ 355,076	$ 368,874	$11,500	$1,580,890
Chief Financial Officer	2009	$327,692	$ 398,090	$ 289,476	$ 215,738	$11,471	$1,242,467
Gregory L. Waters	2011	$407,200	$ 952,000	$ 492,046	$ 375,179	$11,042	$2,237,467
Executive Vice President and	2010	$390,000	$ 506,940	$ 355,076	$ 382,434	$10,942	$1,645,392
General Manager, Front-End Solutions	2009	$378,846	$ 440,440	$ 321,640	$ 270,085	$10,025	$1,421,036
Liam K. Griffin	2011	$378,100	$ 952,000	$ 492,046	$ 425,650	$44,480	$2,292,276
Executive Vice President and General	2010	$357,500	$ 506,940	$ 355,076	$ 341,653	$28,108	$1,589,277
Manager, High Performance Analog	2009	$352,923	$ 440,440	$ 321,640	$ 295,148	$44,888	$1,455,039
Bruce J. Freyman	2011	$368,900	$ 952,000	$ 492,046	$ 385,148	$24,042	$2,222,136
Senior Vice President,	2010	$355,500	$ 470,730	$ 332,884	$ 371,307	$10,942	$1,541,363
Worldwide Operations	2009	$350,923	$ 398,090	$ 289,476	$ 240,680	$11,772	$1,290,941

(1) The amounts in the Stock Awards and Option Awards columns represent the grant date fair values, computed in accordance with the provisions of ASC 718-*Compensation-Stock Compensation* ("ASC 718") of performance share awards, restricted stock and stock options awarded during the applicable fiscal year, with estimated forfeiture rates applied to restricted stock and stock option awards. For fiscal years 2009, 2010 and 2011, the maximum grant date fair values of the Stock Awards would be two times (2 x) the amount shown in the table. For a description of the assumptions used in calculating the fair value of equity awards under ASC 718, see Note 11 of the Company's financial statements included in the Company's Annual Report on Form 10-K filed with the SEC on November 28, 2011 (the "Form 10-K"). The amount in the Stock Awards column for fiscal year 2009 excludes the incremental grant date fair market value of the 2009 Replacement Awards as follows: Mr. Aldrich ($775,200), Mr. Palette ($90,440), Mr. Waters ($103,360), Mr. Griffin ($258,400) and Mr. Freyman ($129,200). See footnote 6 of the *"Outstanding Equity Awards at Fiscal Year End Table"* below for detailed information regarding the 2009 Replacement Awards.

(2) Reflects amounts paid to the Named Executive Officers pursuant to the Incentive Plan. For the first and second half of fiscal year 2011, as well as the second half of fiscal years 2009 and 2010, the portion of the Incentive Plan attributable to Company performance above the "target" performance metric was paid in the form of unrestricted common stock of the Company as follows: Mr. Aldrich (FY 2009: $270,000; FY 2010: $497,500; FY 2011 $318,800), Mr. Palette (FY 2009: $89,100; FY 2010: $165,800; FY 2011 $98,900), Mr. Waters (FY 2009: $102,600; FY 2010: $148,400; FY 2011 $137,700), Mr. Griffin (FY 2009: $95,600; FY 2010: $127,200; FY 2011 $159,700) and Mr. Freyman (FY 2009: $95,000; FY 2010: $158,000; FY 2011 $126,100). The number of shares awarded in lieu of cash was based on the fair market value of the Company's common stock on November 10, 2009, May 11, 2010, November 9, 2010, May 11, 2011, and November 10, 2011, which are the respective dates that Incentive Plan payments were approved by the Compensation Committee.

(3) "All Other Compensation" includes the Company's contributions to the executive's 401(k) plan and the cost of group term life insurance premiums. Mr. Griffin's amount includes subsidized mortgage and other relocation expenses of $34,548, $17,768 and $33,933 for fiscal years 2009, 2010 and 2011, respectively. Mr. Freyman's amount includes financial planning services of $13,000.

Grants of Plan-Based Awards Table

The following table summarizes all grants of plan-based awards made to the Named Executive Officers in fiscal year 2011, including incentive awards payable under our Fiscal Year 2011 Executive Incentive Plan.

		Possible Payouts Under Non-Equity Incentive Plan Awards(1)			Estimated Future Payouts Under Equity Incentive Plan Awards(2)			All Other Stock Awards: Number of Shares of Stock or Units	All Other Option Awards: Number of Securities Underlying Options	Exercise or Base Price of Option Awards	Grant Date Fair Value of Stock and Option
Name	**Grant Date**	**Threshold ($)**	**Target ($)**	**Maximum ($)**	**Threshold (#)**	**Target (#)**	**Maximum (#)**	**(#)**	**(#)(3)**	**($/Sh) (4)**	**Awards(5)**
David J. Aldrich .... President and Chief Executive Officer	11/9/2010	$318,500	$637,000	$1,401,400	60,000	120,000	240,000	—	165,000	$23.80	$4,332,137
Donald W. Palette ...... Vice President and Chief Financial Officer	11/9/2010	$125,650	$251,300	$ 502,600	20,000	40,000	80,000	—	55,000	$23.80	$1,444,046
Gregory L. Waters ..... Executive Vice President and General Manager, Front-End Solutions	11/9/2010	$142,800	$285,600	$ 571,200	20,000	40,000	80,000	—	55,000	$23.80	$1,444,046
Liam K. Griffin .... Executive Vice President and General Manager, High Performance Analog	11/9/2010	$133,000	$266,000	$ 532,0004	20,000	40,000	80,000	—	55,000	$23.80	$1,444,046
Bruce J. Freyman ...... Senior Vice President, Worldwide Operations	11/9/2010	$129,500	$259,000	$ 518,000	20,000	40,000	80,000	—	55,000	$23.80	$1,444,046

(1) Actual performance between either the "threshold" and "target" levels or the "target" and "maximum" levels result in an issuance of a number of shares equal to the number of shares issuable at the "threshold" or "target" level, respectively, *plus* a pro rata amount of the difference between the number of shares issuable under the PSA at, respectively, the "threshold" and "target" levels or the "target" and "maximum" levels. The amounts actually paid to the Named Executive Officers under the Incentive Plan are shown above in the *"Summary Compensation Table"* above under *"Non-Equity Incentive Plan Compensation."* For fiscal year 2011, the portion of the Incentive Plan payment attributable to Company performance above the Target level for both the first and second half of the fiscal year was paid to the Named Executive Officers in the form of shares of common stock of the Company, which are not subject to any vesting, forfeiture or other restrictions that would impair immediate or future ownership.

(2) Represents performance share awards made on November 9, 2010, under the Company's 2005 Long-Term Incentive Plan (the "FY11 PSA"). The FY11 PSAs have both "performance" and "continued employment" conditions that must be met in order for the executive to receive shares underlying the award. The "performance" condition guides the initial eligibility of the grantee to receive shares under the PSA and compares the actual non-GAAP gross margin of the Company for the performance period against a range of pre-established target amounts. The Compensation Committee determines the low end of the range based on the minimum performance that would be acceptable to the Company to justify a payout (which is typically set above the actual performance of the company during the prior performance period and above the high end of the range for the prior performance period). The high end of the range represents a best case performance scenario. The middle of the range is referred to by the Company as the "target" level and represents the expected performance of the Company (which typically will be higher than the consensus analyst estimates for the Company). The number of shares issuable under the PSA correspond to the level of achievement of the performance goal. The target level of shares is determined with reference to the competitive level of long-term equity compensation determined by the Compensation Committee in the manner described above. Performance at the "threshold" level results in an issuance of a number of shares equal to one-half (1/2) the "target" share level, and performance at the "maximum" level results in the issuance of a number of shares equal to two times (2x) the "target" share level. Performance in between either the "threshold" and "target" levels or the "target" and "maximum" levels result in an issuance of a number of shares equal to the number of shares issuable at the "threshold" or "target" level, respectively,

plus a pro rata amount of the difference between the number of shares issuable under the PSA at, respectively, the "threshold" and "target" levels or the "target" and "maximum" levels. For purposes of the FY11 PSAs, "non-GAAP gross margin" meant the Company's non-GAAP gross margin for fiscal year 2011 as reported publicly by the Company following the fiscal year end. The "continued employment" condition of the FY11 PSAs provides that, to the extent that the non-GAAP gross margin performance metric is met for the fiscal year, then one-third (33%) of the total shares for which the performance metric was met would be issuable to the executive on the first anniversary of the grant date, the next one-third (33%) of such shares would be issuable to the executive on the second anniversary of the grant date (the "Second Issuance Date"), and the final one-third (33%) of such shares would be issuable to the executive on the third anniversary of the grant date (the "Third Issuance Date"), provided that the executive continues employment with the Company through each such vesting date(s). In the event of termination by reason of death or permanent disability, the holder of an FY11 PSA (or his or her estate) would receive any shares that would have been issuable thereunder during the remaining term of the award (i.e., earned but unissued shares).

(3) The options vest over four years at a rate of 25% per year commencing one year after the date of grant, provided the executive remains employed by the Company. Options may not be exercised more than three months after the executive ceases to be employed by the Company, except in the event of termination by reason of death or permanent disability, in which event the option may be exercised for specific periods not exceeding one year following termination.

(4) Stock options awarded to executive officers had an exercise price equal to the closing price of the Company's common stock on the grant date.

(5) Amount reflects the grant date fair values of stock options and performance share awards granted on November 9, 2010, computed in accordance ASC 718.

Outstanding Equity Awards at Fiscal Year End Table

The following table summarizes the unvested stock awards and all stock options held by the Named Executive Officers as of the end of fiscal year 2011.

	Option Awards					Stock Awards			
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)(1)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)(2)
David J. Aldrich	50,000	0	0	$12.65	4/25/2012	0	$—	530,833	$9,533,761
President and Chief	135,000	0	0	$ 9.18	1/7/2014				
Executive Officer	274,254	0	0	$ 8.93	11/10/2014				
	70,000	0	0	$ 6.73	11/7/2013				
	135,000	45,000(3)	0	$ 9.33	11/6/2014				
	150,000	150,000(4)	0	$ 7.18	11/4/2015				
	62,500	187,500(5)	0	$12.07	11/10/2016				
	0	165,000(6)	0	$23.80	11/9/2017				
Donald W. Palette	50,000	0	0	$ 7.50	8/20/2014	0	$—	142,967	$2,567,687
Vice President and	0	5,000(3)	0	$ 9.33	11/6/2014				
Chief Financial Officer	0	45,000(4)	0	$ 7.18	11/4/2015				
	20,000	60,000(5)	0	$12.07	11/10/2016				
	0	55,000(6)	0	$23.80	11/9/2017				
Gregory L. Waters	0	12,500(3)	0	$ 9.33	11/6/2014	0	$—	148,662	$2,669,970
Executive Vice President	0	50,000(4)	0	$ 7.18	11/4/2015				
And General Manager,	0	60,000(5)	0	$12.07	11/10/2016				
Front-End Solutions	0	55,000(6)	0	$23.80	11/9/2017				
Liam K. Griffin	0	12,500(3)	0	$ 9.33	11/6/2014	0	$—	178,662	$3,208,770
Executive Vice President	0	50,000(4)	0	$ 7.18	11/4/2015				
And General Manager,	0	60,000(5)	0	$12.07	11/10/2016				
High Performance Analog	0	55,000(6)	0	$23.80	11/9/2017				
Bruce J. Freyman	33,750	11,250(3)	0	$ 9.33	11/6/2014	0	$—	146,507	$2,631,266
Senior Vice President,	45,000	45,000(4)	0	$ 7.18	11/4/2015				
Worldwide Operations	18,750	56,250(5)	0	$12.07	11/10/2016				
	0	55,000(6)	0	$23.80	11/9/2017				

(1) Reflects the FY11 PSAs (awarded on November 9, 2010, as described in footnote 2 of the *"Grants of Plan-Based Awards Table"* above) at the "target" level, as well as two-thirds (66%) of the FY10 PSAs (awarded on November 10, 2009), one third (33%) of the FY09 PSAs (awarded on November 4, 2008), and fifty-percent (50%) of the 2009 Replacement PSAs (awarded June 10, 2009) at "actual" shares earned. Other than having a "non-GAAP operating margin" performance metric applicable for fiscal years 2009 and 2010 — instead of a "non-GAAP gross margin" performance metric for fiscal year 2011 — the FY10 and FY09 PSAs have the same terms and conditions as the FY11 PSAs described in footnote 2 of the *"Grants of Plan-Based Awards Table"* above. With respect to the FY11 PSAs, the Company achieved 89.3% of the "maximum" level based on the Company's reported non-GAAP gross margin for fiscal year 2011 and, accordingly, on November 10, 2011, the Company issued one-third of each executive's earned shares, and held back the other two-thirds of such earned shares for possible issuance on the Second and Third Issuance Dates provided the executive meets the continued employment condition. Regarding the FY10 PSAs, the Company achieved 100% of the "maximum" level based on the Company's reported non-GAAP operating margin for fiscal year 2010 and, accordingly, on November 10, 2010, and November 10, 2011, the Company issued one-third of each executive's earned shares, and held back the final one-third of such earned shares for possible issuance on the Third Issuance Date provided the executive meets the continued employment condition. With respect to the FY09 PSAs, the Company achieved 95.8% of the "maximum" level based on the Company's reported non-GAAP operating margin for fiscal year 2009 and, accordingly, on November 4, 2009, November 4, 2010, and November 4, 2011, the Company issued one-third of each executive's earned shares since the executives met the continued employment condition.

On June 4, 2009, each Named Executive Officer had the opportunity to forfeit an outstanding performance share award dated November 6, 2007, that such executive had previously been granted (the "2007 PSA") and receive, in its place, the following equity awards:

(1) a restricted stock award (the "2009 Replacement RSA") covering shares equal to the "Threshold/ Nominal" tranche of shares of the Company's common stock that could be earned under the executive's 2007 PSA, which shares would vest on or about November 6, 2010, provided the Named Executive Officer continued his employment with the Company through such date, and

(2) an IRC Section 162(m) compliant performance share award (the "2009 Replacement PSA", and together with the 2009 Replacement RSA, the "2009 Replacement Awards") pursuant to which the executive would receive a number of shares of the Company's common stock equal to the aggregate amount of the "target" and "maximum/stretch" tranches of shares of the Company's common stock that could be earned under the 2007 PSA, if certain conditions are satisfied.

Each of the Named Executive Officers accepted the Company's offer and agreed to have his 2007 PSA cancelled and replaced with the 2009 Replacement Awards. The maximum number of shares issued under the 2009 Replacement Awards for each Named Executive Officer on June 10, 2009, was equal to the maximum number of shares that would have been issuable to such executive under his cancelled 2007 PSA. The 2009 Replacement Awards consisted of (a) the 2009 Replacement RSAs that vested on November 6, 2010, as follows: Mr. Aldrich (150,000 shares), Mr. Palette (17,500 shares), Mr. Waters (20,000 shares), Mr. Griffin (50,000 shares) and Mr. Freyman (25,000 shares); and (b) the 2009 Replacement PSAs as follows (which represents the number of shares that could have been received under each such executive's 2007 PSA if the "maximum/stretch" tranches of shares were earned): Mr. Aldrich (300,000 shares), Mr. Palette (35,000 shares), Mr. Waters (40,000 shares), Mr. Griffin (100,000 shares) and Mr. Freyman (50,000 shares). The 2009 Replacement PSAs had both "relative stock performance" and "continued employment" conditions that had to be met in order for the executive to receive any shares underlying the award. The "relative stock performance" condition provided that if the percentage change in the price of Skyworks' common stock as compared to a "peer group" of companies during a specified "measuring period" exceeded the 60th percentile of such peer group, then the "target" price level change would have been met and 50% of the total shares covered by the PSA would be earned, subject to the continued employment condition. If the percentage change in the price of Skyworks' common stock exceeded the 70th percentile of the peer group then the "maximum" price level change would have been met and 100% of the shares subject to the PSA would be earned, subject to the continued employment condition. The percentage change in the price of the common stock of the Company, as well as each member of the peer group, during the Measurement Period was determined by comparing (x) the average of such entity's stock price for the ninety (90) day period beginning on November 6, 2007 to (y) the average of the entity's stock price for the ninety (90) day period ending on November 6, 2010. For purposes of calculating the average price of the common stock of an entity during such ninety (90) day periods, only "trading days" (days on which the NASDAQ Global Select Market is open for trading) were used in such calculation, and trading volume on any such trading day was not factored into such calculation. For purposes of the 2009 Replacement PSAs, the "Measurement Period" was deemed to have started on November 6, 2007, and ended on November 6, 2010. The "continued employment" condition provided that, if the relative stock price performance condition is met for either the "target" or "maximum" level, then 50% of the total shares for which the relative stock price performance metric was met would be issuable to the executive on or about November 6, 2010, and the other 50% of such total shares would be issuable to the executive on or about November 6, 2011, provided that the executive is employed with Skyworks through such date(s). In the event of termination by reason of death or permanent disability after the measurement date of a 2009 Replacement PSA (but before shares are issued), the holder (or his or her estate) would receive the number of shares that would have been issuable thereunder based on the actual performance of the Company. In November 2010, the Company determined that the change in the price of the Company's common stock had exceeded the 70th percentile of its peer group and as a result the "maximum" relative stock performance level had been met and therefore 100% of the shares subject to the PSA were eligible for issuance subject to the continued employment condition. On each of November 6, 2010, and November 6, 2011, the Company issued one-half of each executive's earned shares since each executive met the continued employment condition.

(2) Reflects a price of $17.96 per share, which was the closing sale price of the Company's common stock on the NASDAQ Global Select Market on September 30, 2011.

(3) These options were granted on November 6, 2007, and vest at a rate of 25% per year until they became fully vested on November 6, 2011.

(4) These options were granted on November 4, 2008, and vest at a rate of 25% annually through November 4, 2012.

(5) These options were granted on November 10, 2009, and vest at a rate of 25% annually through November 10, 2013.

(6) These options were granted on November 9, 2010, and vest at a rate of 25% annually through November 9, 2014.

Option Exercises and Stock Vested Table

The following table summarizes the Named Executive Officers' option exercises and stock award vesting during fiscal year 2011.

	Option Awards		Stock Awards	
Name	**Number of Shares Acquired on Exercise (#)**	**Value Realized on Exercise ($)**	**Number of Shares Acquired on Vesting (#)(1)**	**Value Realized on Vesting ($)(2)**
David J. Aldrich President and Chief Executive Officer	662,500	$12,531,378	480,833	$11,453,325
Donald W. Palette Vice President and Chief Financial Officer	27,500	$ 440,800	99,838	$ 2,345,679
Gregory L. Waters Executive Vice President and General Manager, Front-End Solutions	265,780	$ 4,038,145	101,782	$ 2,421,225
Liam K. Griffin Executive Vice President and General Manager, High Performance Analog	176,250	$ 1,563,225	161,782	$ 3,853,425
Bruce J. Freyman Senior Vice President, Worldwide Operations	150,000	$ 2,710,600	106,548	$ 2,535,739

(1) Reflects restricted stock that vested on November 6, 2010, for Mr. Aldrich (150,000 shares), Mr. Palette (17,500 shares), Mr. Waters (20,000 shares), Mr. Griffin (50,000 shares) and Mr. Freyman (25,000 shares). For Mr. Palette, the table also includes restricted stock that vested on August 20, 2011 (6,250 shares). In addition, the amount reflects one-third of the shares earned under the FY10 PSAs that were issued on November 10, 2010 to Mr. Aldrich (85,000 shares), Mr. Palette (28,560 shares), Mr. Waters (28,560 shares), Mr. Griffin (28,560 shares) and Mr. Freyman (26,520 shares), as well as one-third of the FY09 PSAs that were issued on November 4, 2010, to Mr. Aldrich (95,833 shares), Mr. Palette (30,028 shares), Mr. Waters (33,222 shares), Mr. Griffin (33,222 shares) and Mr. Freyman (30,028 shares). In addition, the amount reflects certain of the 2009 Replacement PSAs that were issued on November 6, 2010, to Mr. Aldrich (150,000 shares), Mr. Palette (17,500 shares), Mr. Waters (20,000 shares), Mr. Griffin (50,000 shares) and Mr. Freyman (25,000 shares).

(2) Represents the aggregate fair market value of the stock awards on the applicable vesting dates.

Nonqualified Deferred Compensation Table

In prior fiscal years, certain executive officers were provided an opportunity to participate in the Company's Executive Compensation Plan, an unfunded, non-qualified deferred compensation plan, under which participants were allowed to defer a portion of their compensation, as a result of deferred compensation legislation under Section 409A of the IRC. The Company has not permitted employees to make contributions to the Executive Compensation Plan since December 31, 2005. Mr. Aldrich is the only Named Executive Officer that participated in the Executive Compensation Plan. Mr. Aldrich's contributions are credited with earnings/losses based upon the performance of the investments he selects. Upon retirement, as defined in the Executive Compensation Plan, or other separation from service, or, if so elected, upon any earlier change in control of the Company, a participant is entitled to a payment of his or her vested account balance, either in a single lump sum or in annual installments, as elected in advance by the participant. Although the Company had discretion to make additional contributions to the accounts of participants while it was active, it never made any company contributions.

The following table summarizes the aggregate earnings in the fiscal year 2011 for Mr. Aldrich under the Executive Compensation Plan.

Name	Executive Contributions in Last Fiscal Year ($)	Registrant Contributions in Last Fiscal Year ($)	Aggregate Earnings in Last Fiscal Year ($)	Aggregate Withdrawals / Distributions ($)	Aggregate Balance at Last Fiscal Year-End ($)(1)
David J. Aldrich, President and Chief Executive Officer	$—	$—	$(15,924)	$—	$684,557

(1) Balance as of September 30, 2011. This amount is comprised of Mr. Aldrich's individual contributions and the return/(loss) generated from the investment of those contributions.

Potential Payments Upon Termination or Change of Control

Chief Executive Officer

In January 2008, the Company entered into an amended and restated Change of Control / Severance Agreement with Mr. Aldrich (the "Aldrich Agreement"). The Aldrich Agreement sets out severance benefits that become payable if, within two (2) years after a change of control, Mr. Aldrich either (i) is involuntarily terminated without cause or (ii) voluntarily terminates his employment. The severance benefits provided to Mr. Aldrich in such circumstances will consist of the following: (i) a payment equal to two and one-half (2 ½) times the sum of (A) his annual base salary immediately prior to the change of control and (B) his annual short-term incentive award (calculated as the greater of (x) the average short-term incentive awards received for the three years prior to the year in which the change of control occurs or (y) the target annual short-term incentive award for the year in which the change of control occurs); (ii) all then outstanding stock options will remain exercisable for a period of thirty (30) months after the termination date (but not beyond the expiration of their respective maximum terms); and (iii) continued medical benefits for a period of eighteen (18) months after the termination date. The foregoing payments are subject to a gross-up payment for any applicable excise taxes incurred under Section 4999 of the IRC. Additionally, in the event of a change of control, Mr. Aldrich's Agreement provides for full acceleration of the vesting of all then outstanding stock options and restricted stock awards and partial acceleration of any outstanding performance share awards ("PSAs").

The Aldrich Agreement also sets out severance benefits outside of a change of control that become payable if, while employed by the Company, Mr. Aldrich either (i) is involuntarily terminated without cause or (ii) terminates his employment for good reason. The severance benefits provided to Mr. Aldrich under either of these circumstances will consist of the following: (i) a payment equal to two (2) times the sum of (A) his annual base salary immediately prior to such termination and (B) his annual short-term incentive award (calculated as the greater of (x) the average short-term incentive awards received for the three years prior to the year in which the termination occurs or (y) the target annual short-term incentive award for the year in which the termination occurs); and (ii) full acceleration of the vesting of all outstanding stock options and restricted stock awards, with such stock options to remain exercisable for a period of two (2) years after the termination date (but not beyond the expiration of their respective maximum terms), and, with respect to any PSAs outstanding, shares subject to such award would have been deemed earned to the extent any such shares would have been earned pursuant to the terms of such award as of the day prior to the date of such termination (without regard to any continued service requirement) (collectively, "Severance Benefits"). In the event of Mr. Aldrich's death or disability, all outstanding stock options will vest in full and remain exercisable for a period of twelve (12) months following the termination of employment (but not beyond the expiration of their respective maximum terms).

In addition, the Aldrich Agreement provides that if Mr. Aldrich voluntarily terminates his employment after January 1, 2010, subject to certain notice requirements and his availability to continue to serve on the Board of Directors of the Company and as chairman of a committee thereof for up to two (2) years, he shall be entitled to the Severance Benefits; provided however, that all Company stock options, stock appreciation rights, restricted stock, and any other equity-based awards, which were both (a) granted to him in the eighteen (18) month period prior to such termination and (b) scheduled to vest more than two (2) years from the date of such termination, will be forfeited.

The Aldrich Agreement is intended to be compliant with Section 409A of the IRC. Additionally, the Aldrich Agreement requires Mr. Aldrich to sign a release of claims in favor of the Company before he is eligible to receive any benefits under the agreement, and contains non-compete and non-solicitation provisions applicable to him while he is employed by the Company and for a period of twenty-four (24) months following the termination of his employment.

On November 23, 2010, the Company modified the Aldrich Agreement as follows: (1) the initial term of the Agreement was extended for three (3) years until January 22, 2014, at which time the Agreement will renew on an annual basis for up to five (5) additional one year periods, unless at least 90 days prior to the end of the initial term or the then-current additional term, either party provides written notice that the Aldrich Agreement should not be extended; and (2) in order to ensure that any PSAs issued to Mr. Aldrich continue to be treated as performance based compensation under Section 162(m) of the IRC, the Agreement was amended such that if Mr. Aldrich is involuntarily terminated or terminates his employment for good reason or for no reason, he will be entitled to receive only the number of performance shares under outstanding PSAs that he would have received had he actually remained employed through the end of the performance period applicable to such PSAs. All other terms and conditions of the Agreement remain the same.

Other Named Executive Officers

In January 2008, the Company entered into Change of Control / Severance Agreements with each of Bruce J. Freyman, Liam K. Griffin, Donald W. Palette and Gregory L. Waters (each a "COC Agreement"). Each COC Agreement sets out severance benefits that become payable if, within twelve (12) months after a change of control, the executive either (i) is involuntarily terminated without cause or (ii) terminates his employment for good reason. The severance benefits provided to the executive in such circumstances will consist of the following: (i) a payment equal to two (2) times the sum of (A) his annual base salary immediately prior to the change of control and (B) his annual short-term incentive award (calculated as the greater of (x) the average short-term incentive awards received for the three years prior to the year in which the change of control occurs or (y) the target annual short-term incentive award for the year in which the change of control occurs); (ii) all then outstanding stock options will remain exercisable for a period of eighteen (18) months after the termination date (but not beyond the expiration of their respective maximum terms); and (iii) continued medical benefits for eighteen (18) months after the termination date. The foregoing payments are subject to a gross-up payment limited to a maximum of $500,000 for any applicable excise taxes incurred under Section 4999 of the IRC. Additionally, in the event of a change of control, each COC Agreement provides for full acceleration of the vesting of all then outstanding stock options and restricted stock awards and partial acceleration of any outstanding performance share awards. In the case of Mr. Freyman's COC Agreement, the severance payment due will be paid out in bi-weekly installments over a twelve (12) month period.

Each COC Agreement also sets out severance benefits outside a change of control that become payable if, while employed by the Company, the executive is involuntarily terminated without cause. The severance benefits provided to the executive under such circumstance will consist of the following: (i) a payment equal to the sum of (x) his annual base salary and (y) any short-term incentive award then due; and (ii) all then vested outstanding stock options will remain exercisable for a period of twelve (12) months after the termination date (but not beyond the expiration of their respective maximum terms). In the case of Mr. Freyman's COC Agreement, any severance payment due will be paid out in bi-weekly installments over a twelve (12) month period. In the event of the executive's death or disability, all outstanding stock options will vest and remain exercisable for a period of twelve (12) months following the termination of employment (but not beyond the expiration of their respective maximum terms).

Each COC Agreement is intended to be compliant with Section 409A of the IRC and has an initial two (2) year term, which is thereafter renewable on an annual basis for up to five (5) additional years upon mutual agreement of the Company and the executive. Additionally, each COC Agreement requires that the executive sign a release of claims in favor of the Company before he is eligible to receive any benefits under the agreement, and, except for Mr. Freyman's COC Agreement, each contains non-compete and non-solicitation provisions applicable to the executive while he is employed by the Company and for a period of twenty-four (24) months following the termination of his employment. Mr. Freyman's COC Agreement contains non-solicitation provisions applicable to him while he is employed by the Company and for a period of twelve (12) months following the termination of his employment.

The terms "change in control," "cause," and "good reason" are each defined in the COC Agreements. Change in control means, in summary: (i) the acquisition by a person or a group of 40% or more of the outstanding stock of Skyworks; (ii) a change, without Board of Directors approval, of a majority of the Board of Directors of Skyworks; (iii) the acquisition of Skyworks by means of a reorganization, merger, consolidation or asset sale; or (iv) the approval of a liquidation or dissolution of Skyworks. Cause means, in summary: (i) deliberate dishonesty that is significantly detrimental to the best interests of Skyworks; (ii) conduct constituting an act of moral turpitude; (iii) willful disloyalty or insubordination; or (iv) incompetent performance or substantial or continuing inattention to or neglect of duties. Good reason means, in summary: (i) a material diminution in base compensation or authority, duties or responsibility, (ii) a material change in office location, or (iii) any action or inaction constituting a material breach by Skyworks of the terms of the agreement.

The following table summarizes the payments and benefits that would be made to the Named Executive Officers under their change of control/severance agreements with the Company in the following circumstances as of September 30, 2011:

- termination without cause or for good reason in the absence of a change of control;
- termination without cause or for good reason after a change of control;
- after a change of control not involving a termination of employment for good reason or for cause; and
- in the event of termination of employment because of death or disability.

The following table does not reflect any equity awards made after September 30, 2011.

Name	Benefit	Before Change in Control: Termination w/o Cause or for Good Reason (1)	After Change in Control: Termination w/o Cause or for Good Reason (1)	Upon Change in Control (1)	Death/ Disability (1)
David J. Aldrich	Salary and Short-Term Incentive(4)	$ 3,080,927	$ 3,851,159	$ —	$ —
President and Chief Executive Officer(2)(5)	Accelerated Options	3,109,725	3,109,725	3,109,725	3,109,725
	Accelerated Restricted Stock	—	—	—	—
	Accelerated Performance Shares	11,229,903	11,229,903	11,229,903	11,229,903
	Medical	—	21,401	—	—
	Excise Tax Gross-Up(3)	—	—	—	—
	TOTAL	**$17,420,555**	**$18,212,188**	**$14,339,628**	**$14,339,628**
Donald W. Palette	Salary and Short-Term Incentive(4)	$ 669,418	$ 1,338,836	$ —	$ —
Vice President and Chief Financial Officer	Accelerated Options	—	881,650	881,650	881,650
	Accelerated Restricted Stock	—	—	—	—
	Accelerated Performance Shares	—	3,133,068	3,133,068	3,133,068
	Medical	—	23,775	—	—
	Excise Tax Gross-Up(3)	—	—	—	—
	TOTAL	**$ 669,418**	**$ 5,377,329**	**$ 4,014,718**	**$ 4,014,718**
Gregory L. Waters	Salary and Short-Term Incentive(4)	$ 749,766	$ 1,499,532	$ —	$ —
Executive Vice President and General Manager, Front-End Solutions	Accelerated Options	—	1,000,275	1,000,275	1,000,275
	Accelerated Restricted Stock	—	—	—	—
	Accelerated Performance Shares	—	3,235,350	3,235,350	3,235,350
	Medical	—	23,775	—	—
	Excise Tax Gross-Up(3)	—	—	—	—
	TOTAL	**$ 749,766**	**$ 5,758,932**	**$ 4,235,625**	**$ 4,235,625**
Liam K. Griffin	Salary and Short-Term Incentive(4)	$ 732,250	$ 1,464,500	$ —	$ —
Executive Vice President and General Manager, High Performance Analog	Accelerated Options	—	1,000,275	1,000,275	1,000,275
	Accelerated Restricted Stock	—	—	—	—
	Accelerated Performance Shares	—	3,774,150	3,774,150	3,774,150
	Medical	—	21,401	—	—
	Excise Tax Gross-Up(3)	—	—	—	—
	TOTAL	**$ 732,250**	**$ 6,260,326**	**$ 4,774,425**	**$ 4,774,425**
Bruce J. Freyman	Salary and Short-Term Incentive(4)	$ 701,278	$ 1,402,556	$ —	$ —
Senior Vice President, Worldwide Operations	Accelerated Options	—	913,500	913,500	913,500
	Accelerated Restricted Stock	—	—	—	—
	Accelerated Performance Shares	—	3,196,647	3,196,647	3,196,647
	Medical	—	21,401	—	—
	Excise Tax Gross-Up(3)	—	—	—	—
	TOTAL	**$ 701,278**	**$ 5,534,104**	**$ 4,110,147**	**$ 4,110,147**

(1) Reflects a price of $17.96 per share, which was the closing sale price of the Company's common stock on the NASDAQ Global Select Market on September 30, 2011. Excludes Mr. Aldrich's contributions to deferred compensation plan as there have been no employer contributions.

(2) "Good Reason" termination in change in control circumstances for Mr. Aldrich includes voluntarily terminating employment following such change in control.

(3) Other than Mr. Aldrich, the Named Executive Officer's excise tax gross-up is capped at $500,000. Based on the information set forth in the table above, no Named Executive Officer would have received any gross-up in fiscal year 2011.

(4) Assumes an Incentive Plan payment of the three (3) year average of the actual incentive payments made for fiscal years 2010, 2009 and 2008 since such average is greater than the three (3) year average at the "target" payout level. Amounts shown do not reflect the value of accrued vacation/paid time off to be paid upon termination as required by law.

(5) In the event Mr. Aldrich voluntarily terminated his employment outside of a change of control as of September 30, 2011, he would have received $16,149,616, comprised of the following: cash ($3,080,927); accelerated options ($3,109,725); and accelerated performance share awards ($9,958,964).

Director Compensation

Cash Compensation

Directors who are not employees of the Company are paid, in quarterly installments, an annual retainer of $50,000. Prior to February 1, 2011, additional annual retainers were paid, in quarterly installments, to the Chairman of the Board ($17,500); the Chairman of the Audit Committee ($15,000); the Chairman of the Compensation Committee ($10,000); and the Chairman of the Nominating and Governance Committee ($5,000). Additional annual retainers were also paid, in quarterly installments, to directors who served on committees in roles other than as Chairman as follows: Audit Committee ($5,000); Compensation Committee ($3,000); and Nominating and Corporate Governance Committee ($2,000).

Beginning February 1, 2011, the additional annual retainers (paid in quarterly installments) were increased as follows: the Chairman of the Board ($30,000); the Chairman of the Audit Committee ($20,000); the Chairman of the Compensation Committee ($15,000); the Chairman of the Nominating and Governance Committee ($10,000); non-chair member of Audit Committee ($10,000); non-chair member of Compensation Committee ($7,500); and non-chair member of Nominating and Corporate Governance Committee ($5,000). In addition, the Compensation Committee continues to retain discretion to recommend to the full Board of Directors that additional cash payments be made to a non-employee director(s) for extraordinary service during a fiscal year.

Equity-Compensation

Prior to February 1, 2011, when first elected to serve as a non-employee director, such director automatically received a nonqualified stock option to purchase 25,000 shares of common stock, at an exercise price equal to the fair market value of the common stock on the date of grant, and a restricted stock award for 12,500 shares of common stock. In addition, following each annual meeting of stockholders between March 27, 2008 and February 1, 2011, each non-employee director who continued in office received a restricted stock award for 12,500 shares. Since February 1, 2011, newly appointed non-employee directors have received an initial equity grant comprised of a combination of stock options and restricted stock having an aggregate Black-Scholes value targeted between the 50th and 75th percentile of the director equity compensation component of Skyworks Comparator Group, with the stock option having an exercise price equal to the fair market value of the common stock on the date of grant. In addition, following each annual meeting of stockholders, each non-employee director who is continuing in office or re-elected after February 1, 2011, will receive a restricted stock award for 6,000 shares. Unless otherwise determined by the Board of Directors, any nonqualified stock options awarded under the 2008 Director Long-Term Incentive Plan will vest in four (4) equal annual installments and any restricted stock awards under the 2008 Directors' Plan will vest in three (3) equal annual installments. In the event of a change of control of the Company, the outstanding options and restricted stock under the 2008 Director Long-Term Incentive Plan shall become fully exercisable and deemed fully vested, respectively.

No director who is also an employee receives separate compensation for services rendered as a director. David J. Aldrich is currently the only director who is also an employee of the Company.

Director Compensation Table

The following table summarizes the compensation paid to the Company's non-employee directors for fiscal year 2011.

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)(1)	Option Awards ($)(2)	Total ($)
David J. McLachlan, Chairman	$89,875	$162,474	$—	$252,349
Timothy R. Furey	$68,000	$162,474	$—	$230,474
Kevin L. Beebe	$65,125	$162,474	$—	$227,599
David P. McGlade	$60,625	$162,474	$—	$223,099
Robert A. Schriesheim	$75,125	$162,474	$—	$237,599
Balakrishnan S. Iyer	$67,500	$162,474	$—	$229,974
Moiz M. Beguwala	$63,000	$162,474	$—	$225,474
Thomas C. Leonard	$50,000	$162,474	$—	$212,474

(1) The amounts in the Stock Awards column represents the grant date fair values, computed in accordance with the provisions of ASC 718, for awards made during the fiscal year, with estimated forfeiture rates applied. For a description of the assumptions used in calculating the fair value of equity awards under ASC 718, see Note 11 of the Company's financial statements included in the Form 10-K.

(2) The non-employee members of the Board of Directors who held such position on September 30, 2011, held the following aggregate number of unexercised options as of such date:

Name	Number of Securities Underlying Unexercised Options
David J. McLachlan, Chairman	45,000
Timothy R. Furey	75,000
Kevin L. Beebe	105,000
David P. McGlade	90,000
Robert A. Schriesheim	60,000
Balakrishnan S. Iyer	97,423
Moiz M. Beguwala	81,000
Thomas C. Leonard	3,750

Equity Compensation Plan Information

The Company currently maintains eight (8) stock-based compensation plans under which our securities are authorized for issuance to our employees and/or directors:

- the 1996 Long-Term Incentive Plan
- the 1999 Employee Long-Term Incentive Plan
- the Directors' 2001 Stock Option Plan
- the Non-Qualified Employee Stock Purchase Plan
- the 2002 Employee Stock Purchase Plan
- the Washington Sub, Inc. 2002 Stock Option Plan
- the 2005 Long-Term Incentive Plan, and
- the 2008 Director Long-Term Incentive Plan.

Except for the 1999 Employee Long-Term Incentive Plan, the Washington Sub, Inc. 2002 Stock Option Plan and the Non-Qualified Employee Stock Purchase Plan, each of the foregoing stock-based compensation plans was approved by our stockholders. A description of the material features of each non-stockholder approved plan is provided below under the headings "1999 Employee Long-Term Incentive Plan," "Washington Sub, Inc. 2002 Stock Option Plan" and "Non-Qualified Employee Stock Purchase Plan."

The following table presents information about these plans as of September 30, 2011.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants, and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column(a))
	(a)	(b)	(c)
Equity compensation plans approved by security holders	8,618,983(1)	$15.71	17,282,053(3)
Equity compensation plans not approved by security holders	3,783,738(2)	$ 8.31	—(4)
Total	12,402,721	$13.45	17,282,053

(1) Excludes 831,827 unvested restricted shares and 3,841,105 unvested shares under performance shares awards.

(2) Includes 97,801 options held by non-employees (excluding non-employee directors).

(3) No further grants will be made under the 1994 Non-Qualified Stock Option Plan, the 1996 Long-Term Incentive Plan or the Directors' 2001 Stock Option Plan.

(4) No further grants will be made under the Washington Sub Inc. 2002 Stock Option Plan or the 1999 Employee Long-Term Incentive Plan.

1999 Employee Long-Term Incentive Plan

The Company's 1999 Employee Long-Term Incentive Plan (the "1999 Employee Plan") provided for the grant of non-qualified stock options to purchase shares of the Company's common stock to employees, other than officers and non-employee directors. The term of these options may not exceed 10 years. The 1999 Employee Plan contains provisions, which permit restrictions on vesting or transferability, as well as continued exercisability upon a participant's termination of employment with the Company, of options granted thereunder. The 1999 Employee Plan provides for full acceleration of the vesting of options granted thereunder upon a "change in control" of the Company, as defined in the 1999 Employee Plan. The Board of Directors generally may amend, suspend or terminate the 1999 Employee Plan in whole or in part at any time; provided that any amendment that affects outstanding options be consented to by the holder of the options. As of April 26, 2009, no additional grants were issuable under the 1999 Employee Long-Term Incentive Plan.

Washington Sub, Inc. 2002 Stock Option Plan

The Washington Sub, Inc. 2002 Stock Option Plan (the "Washington Sub Plan") became effective on June 25, 2002. At the time of the spin-off of Conexant's wireless business and merger of such business into Alpha Industries, Inc., outstanding Conexant options granted pursuant to certain Conexant stock-based compensation plans were converted so that following the spin-off and merger each holder of those certain Conexant options held (i) options to purchase shares of Conexant common stock and (ii) options to purchase shares of Skyworks common stock. The purpose of the Washington Sub Plan is to provide a means for the Company to perform its obligations with respect to these converted stock options. The only participants in the

Washington Sub Plan are those persons who, at the time of the spin-off and merger, held outstanding options granted pursuant to certain Conexant stock option plans. No further options to purchase shares of Skyworks common stock have been or will be granted under the Washington Sub Plan. The Washington Sub Plan contains a number of sub-plans, which contain terms and conditions that are applicable to certain portions of the options subject to the Washington Sub Plan, depending upon the Conexant stock option plan from which the Skyworks options granted under the Washington Sub Plan were derived. The outstanding options under the Washington Sub Plan generally have the same terms and conditions as the original Conexant options from which they are derived. Most of the sub-plans of the Washington Sub Plan contain provisions related to the effect of a participant's termination of employment with the Company, if any, and/or with Conexant on options granted pursuant to such sub-plan. Several of the sub-plans under the Washington Sub Plan contain specific provisions related to a change in control of the Company.

Non-Qualified ESPP

The Company also maintains a Non-Qualified Employee Stock Purchase Plan to provide employees of the Company and participating subsidiaries with an opportunity to acquire a proprietary interest in the Company through the purchase, by means of payroll deductions, of shares of the Company's common stock at a discount from the market price of the common stock at the time of purchase. The Non-Qualified Employee Stock Purchase Plan is intended for use primarily by employees of the Company located outside the United States. Under the plan, eligible employees may purchase common stock through payroll deductions of up to 10% of compensation. The price per share is the lower of 85% of the market price at the beginning or end of each six-month offering period.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

The Compensation Committee of the Board of Directors currently comprises, and during fiscal year 2011 was comprised of, Messrs. Beebe, Furey (Chairman), McGlade and Schriesheim. No member of this committee was at any time during the past fiscal year an officer or employee of the Company, was formerly an officer of the Company or any of its subsidiaries, or had any employment relationship with the Company or any of its subsidiaries. No executive officer of Skyworks has served as a director or member of the compensation committee (or other committee serving an equivalent function) of any other entity, one of whose executive officers served as a director of or member of the Compensation Committee of Skyworks.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

Other than compensation agreements and other arrangements which are described above in "Information about Executive and Director Compensation," since October 2, 2010, there has not been a transaction or series of related transactions to which the Company was or is a party involving an amount in excess of $120,000 and in which any director, executive officer, holder of more than five percent (5%) of any class of our voting securities, or any member of the immediate family of any of the foregoing persons, had or will have a direct or indirect material interest. In January 2008, the Board of Directors adopted a written related person transaction approval policy which sets forth the Company's policies and procedures for the review, approval or ratification of any transaction required to be reported in its filings with the SEC. The Company's policy with regard to related person transactions is that all related person transactions between the Company and any related person (as defined in Item 404 of Regulation S-K) or their affiliates, in which the amount involved is equal to or greater than $120,000, be reviewed by the Company's General Counsel and approved in advance by the Audit Committee. In addition, the Company's Code of Business Conduct and Ethics requires that employees discuss with the Company's Compliance Officer any significant relationship (or transaction) that might raise doubt about such employee's ability to act in the best interest of the Company.

OTHER PROPOSED ACTION

As of the date of this Proxy Statement, the directors know of no other business that is expected to come before the Annual Meeting. However, if any other business should be properly presented to the Annual Meeting, the persons named as proxies will vote in accordance with their judgment with respect to such matters.

OTHER MATTERS

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16 (a) of the Exchange Act requires our directors, executive officers and beneficial owners of more than 10% of our equity securities to file reports of holdings and transactions in securities of Skyworks with the SEC. Based solely on a review of Forms 3, 4 and 5 and any amendments thereto furnished to us, and written representations provided to us, with respect to our fiscal year ended September 30, 2011, we believe that all Section 16(a) filing requirements applicable to our directors, executive officers and beneficial owners of more than 10% of our common stock with respect to such fiscal year were timely made.

Solicitation Expenses

Skyworks will bear the expenses of the preparation of the proxy materials and the solicitation by the Board of Directors of proxies. Proxies may be solicited on behalf of the Company in person or by telephone, e-mail, facsimile or other electronic means by directors, officers or employees of the Company, who will receive no additional compensation for any such services. We have retained Phoenix Advisory Partners to assist in the solicitation of proxies, at a cost to the Company of approximately $8,000, plus reasonable out-of-pocket expenses.

Viewing of Proxy Materials via the Internet

We are able to distribute our Annual Report and this Proxy Statement to our stockholders in a fast and efficient manner via the Internet. This reduces the amount of paper delivered to a stockholder's address and eliminates the cost of sending these documents by mail. Stockholders may elect to view all future annual reports and proxy statements on the Internet instead of receiving them by mail. You may make this election when voting your proxy this year. Simply follow the instructions to vote via the Internet to register your consent. Your election to view proxy materials online is perpetual unless you revoke it later. Future proxy cards will contain the Internet website address and instructions to view the materials. You will continue to have the option to vote your shares by telephone, mail or via the Internet.

Annual Report on Form 10-K

Copies of the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 2011, as filed with the SEC, are available to stockholders without charge via the Company's website at *http://www.skyworksinc.com*, or upon written request addressed to Investor Relations, Skyworks Solutions, Inc., 5221 California Avenue, Irvine, CA 92617.

Stockholder Proposals

Pursuant to Rule 14a-8 under the Exchange Act, in order to be considered for inclusion in the proxy materials for the Company's 2013 annual meeting, a stockholder's proposal must meet the requirements of Rule 14a-8 under the Exchange Act and be delivered in writing to the Secretary of the Company at its principal executive offices at 20 Sylvan Road, Woburn, MA 01801, no later than December 7, 2012. The submission of a stockholder proposal does not guarantee that it will be included in the proxy materials for the Company's 2013 annual meeting.

According to the applicable provisions of our By-laws, if a stockholder wishes to nominate a candidate to serve as a director or to present a proposal at our 2013 annual meeting outside the processes of Rule 14a-8 that will not be considered for inclusion in the proxy materials for such meeting, then the stockholder must give written notice to our Corporate Secretary at the address noted above no earlier than January 10, 2013 and no later than February 9, 2013. In the event that the 2013 annual meeting is held more than thirty (30) days before or after the first anniversary of the Company's 2012 annual meeting, then the required notice must delivered in writing to the Secretary of the Company at the address above no earlier than 120 days prior to the date of the 2013 annual meeting and no later than the later of 90 days prior to the 2013 annual meeting or the 10th day following the day on which the public announcement of the date of the 2013 annual meeting is first made by the Company. A proposal that is submitted outside of these time periods will not be considered to be timely and, pursuant to Rule 14a-4(c)(1) under the Exchange Act and if a stockholder properly brings the proposal before the meeting, the proxies that management solicits for that meeting will have discretionary authority to vote on the stockholder's proposal. Even if a stockholder makes timely notification, the proxies may still exercise discretionary authority in accordance with the SEC's proxy rules.

OUR BOARD OF DIRECTORS ENCOURAGES STOCKHOLDERS TO ATTEND THE ANNUAL MEETING. WHETHER OR NOT YOU PLAN TO ATTEND, YOU ARE URGED TO SUBMIT A PROXY PROMPTLY IN ONE OF THE FOLLOWING WAYS: (A) BY COMPLETING, SIGNING AND DATING THE ACCOMPANYING PROXY CARD AND RETURNING IT IN THE POSTAGE-PREPAID ENVELOPE ENCLOSED FOR THAT PURPOSE; (B) BY COMPLETING AND SUBMITTING YOUR PROXY USING THE TOLL-FREE TELEPHONE NUMBER LISTED ON THE PROXY CARD; OR (C) BY COMPLETING AND SUBMITTING YOUR PROXY VIA THE INTERNET BY VISITING THE WEBSITE ADDRESS LISTED ON THE PROXY CARD. A PROMPT RESPONSE WILL GREATLY FACILITATE ARRANGEMENTS FOR THE MEETING AND YOUR COOPERATION WILL BE APPRECIATED.

SKYWORKS®

FISCAL YEAR 2011 ANNUAL REPORT
AND CONSOLIDATED FINANCIAL STATEMENTS

TABLE OF CONTENTS

CAUTIONARY STATEMENT

This Annual Report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended, and is subject to the "safe harbor" created by those sections. Any statements that are not statements of historical fact should be considered to be forward-looking statements. Words such as "believes", "expects", "may", "will", "would", "should", "could", "seek", "intends", "plans", "projects", "potential", "continue", "estimates", "targets", "anticipates", "predicts" and similar expressions or variations or negatives of such words are intended to identify forward-looking statements, but are not the exclusive means of identifying forward-looking statements in this Annual Report. Additionally, forward-looking statements include, but are not limited to:

- our plans to develop and market new products, enhancements or technologies and the timing of these development programs;
- our estimates regarding our capital requirements and our needs for additional financing;
- our estimates of expenses, future revenues and profitability;
- our estimates of the size of the markets for our products and services;
- the rate and degree of market acceptance of our products; and
- the success of other competing technologies that may become available.

Although forward-looking statements in this Annual Report reflect the good faith judgment of our management, such statements can only be based on facts and factors currently known by us. Consequently, forward-looking statements involve inherent risks and uncertainties and actual results and outcomes may differ materially and adversely from the results and outcomes discussed in or anticipated by the forward-looking statements. A number of important factors could cause actual results to differ materially and adversely from those in the forward-looking statements. We urge you to consider the risks and uncertainties discussed elsewhere in this report and in the other documents filed by us with the Securities and Exchange Commission ("SEC") in evaluating our forward-looking statements. We have no plans, and undertake no obligation, to revise or update our forward-looking statements to reflect any event or circumstance that may arise after the date of this report. We caution readers not to place undue reliance upon any such forward-looking statements, which speak only as of the date made.

This Annual Report also contains estimates made by independent parties and by us relating to market size and growth and other industry data. These estimates involve a number of assumptions and limitations and you are cautioned not to give undue weight to such estimates. In addition, projections, assumptions and estimates of our future performance and the future performance of the industries in which we operate are necessarily subject to a high degree of uncertainty and risk due to a variety of important factors, including those described in "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operation". These and other factors could cause results to differ materially and adversely from those expressed in the estimates made by the independent parties and by us.

In this document, the words "we", "our", "ours" and "us" refer only to Skyworks Solutions, Inc., and its consolidated subsidiaries and not any other person or entity. In addition, the following industry standards are referenced throughout the document:

- *CATV (Cable Television):* a system of providing television to consumers via radio frequency signals transmitted to televisions through fixed optical fibers or coaxial cables as opposed to the over-the-air method used in traditional television broadcasting
- *CDMA (Code Division Multiple Access):* a method for transmitting simultaneous signals over a shared portion of the Radio Frequency ("RF") spectrum
- *EDGE (Enhanced Data Rates for GSM Evolution):* an enhancement to the GSM and TDMA wireless communications systems that increases data throughput to 474Kbps

- *GPRS (General Packet Radio Service):* an enhancement to the GSM mobile communications system that supports transmission of data packets
- *GSM (Global System for Mobile Communications):* a digital cellular phone technology based on TDMA that is the predominant system in Europe, and is also used around the world
- *LTE (Long Term Evolution):* 4th generation (4G) radio technologies designed to increase the capacity and speed of mobile telephone networks
- *RFID (Radio Frequency Identification):* refers to the use of an electronic tag (typically referred to as an RFID tag) for the purpose of identification and tracking objects using radio waves
- *Satcom (Satellite Communications):* where a satellite stationed in space is used for the purpose of telecommunications
- *TD-SCDMA (Time Division Synchronous Code Division Multiple Access):* a 3G (third generation wireless services) mobile communications standard, being pursued in the People's Republic of China
- *WCDMA (Wideband CDMA):* a 3G technology that increases data transmission rates
- *WEDGE:* an acronym for technologies that support both WCDMA and EDGE wireless communication systems
- *WiMAX (Worldwide Interoperability for Microwave Access):* a standards-based technology enabling the delivery of last mile wireless broadband access as an alternative to cable and DSL
- *WLAN (Wireless Local Area Network):* a type of local-area network that uses high-frequency radio waves rather than wires to communicate between nodes

Skyworks, Breakthrough Simplicity, the star design logo, Intera, Trans-Tech and SiGe are trademarks or registered trademarks of Skyworks Solutions, Inc. or its subsidiaries in the United States and in other countries. All other brands and names listed are trademarks of their respective companies.

INTRODUCTION

Skyworks Solutions, Inc. together with its consolidated subsidiaries, ("Skyworks" or the "Company") is an innovator of high reliability analog semiconductors. Leveraging core technologies, Skyworks offers high performance analog products supporting automotive, broadband, cellular infrastructure, energy management, industrial, medical, military, networking, smartphone and tablet applications. The Company's portfolio includes amplifiers, attenuators, circulators, detectors, diodes, directional couplers, front-end modules, hybrids, infrastructure RF subsystems, isolators, mixers/demodulators, optocouplers, optoisolators, phase shifters, PLLs/ synthesizers/VCOs, power dividers/combiners, receivers, switches and technical ceramics.

Our portfolio includes highly customized power amplifiers and front-end solutions that are in many of today's cellular handsets, from entry level to multimedia platforms, as well as smart phones. Some of our primary customers include Foxconn, LG Electronics, Motorola, Nokia, Samsung, Sony Ericsson, Research in Motion, and HTC. Our competitors include Avago Technologies, RF Micro Devices and Triquint Semiconductor.

In parallel, we offer over 2,500 different high performance analog products to a highly diversified non-handset customer base. Our customers include connectivity, infrastructure, automotive, energy management, medical and military providers such as Huawei, Ericsson, Cisco, Phillips, Toshiba, Sensus, Itron, Siemens, and Northrop Grumman. Our competitors in the analog products markets include Analog Devices, Hittite Microwave, Linear Technology and Maxim Integrated Products.

Through the acquisition of SiGe Semiconductor, Inc. ("SiGe") in June 2011, the Company expanded its RF front-end solutions that facilitate wireless multimedia across a wide range of applications. The acquisition of SiGe complements the Company's leadership in wide area front-end solutions by adding SiGe's innovative short range, silicon-based products. As a result, the Company now offers customers a more comprehensive wireless networking product portfolio, supporting all key operating frequencies with greater architectural flexibility to address a variety of high growth applications. In addition, the Company acquired a private company engaged in the design and manufacturing of optical components in April 2011.

Headquartered in Woburn, Massachusetts, the Company is a Delaware corporation that was formed in 1962. The Company changed its corporate name from Alpha Industries, Inc. to Skyworks Solutions, Inc. on June 25, 2002, following a business combination. We have worldwide operations with engineering, manufacturing, sales and service facilities throughout Asia, Europe and North America. Our Internet address is www.skyworksinc.com. We make available on our Website our Annual Report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, Section 16 filings on Forms 3, 4 and 5, and amendments to those reports as soon as practicable after we electronically submit such material to the SEC. The information contained in our Website is not incorporated by reference in this Annual Report. You may read and copy materials that we have filed with the SEC at the SEC public reference room located at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our SEC filings are also available to the public on the SEC's Internet Website at www.sec.gov.

INDUSTRY BACKGROUND

We believe there are several key growth trends shaping the wireless industry. First is the advent of the mobile Internet, where consumers are increasingly demanding mobile devices with faster data rates, advanced image quality and improved Internet connectivity. We believe that this demand is one of the biggest growth trends in technology.

On the high-end of the cellular handset market, smart phone growth — which is at the heart of the mobile Internet phenomenon — is fostering this industry-wide sea change. In effect, the smart phone is becoming an increasingly mainstream communication platform that is changing the way in which we live, work and play. Social media and social networking sites are only fueling this trend. Furthermore, this segment is being embraced and widely promoted by carriers who benefit from the highly profitable data services revenue stream as subscribers move to enhanced data plans.

The increased presence of multimedia-rich mobile devices has led manufacturers to recognize the increasingly important role multimode, multiband solutions play in the rapidly evolving wireless handset market, particularly as the industry migrates to 4G technologies which enable applications such as Web browsing, video streaming, gaming, MP3 players and cameras at higher speeds and data rates. Next-generation EDGE, WEDGE, WCDMA and LTE wireless platforms are now being used in the majority of the more than one and a half billion cellular phones the industry produces annually which results in increasing complexity in the RF module because each new wireless platform and operating frequency band requires additional amplifier, filtering and switching content to support:

- backward compatibility to existing networks,
- simultaneous transmission of voice and data,
- international roaming, and
- broadband functionality to accommodate music, video, data, and other multimedia features.

Further, given constraints on handset size and power consumption, these complex modules must remain physically small, energy efficient and cost effective, while also managing an unprecedented level of potential signal interference within the handset.

Finally, and a direct result of this increasing RF complexity, the addressable semiconductor content within the transmit and receive chain portion of the mobile device is increasing. We believe this trend is creating an incremental market opportunity measured in the billions of dollars as switching, filtering and wireless local area networking functionality are integrated.

Meanwhile, outside of the handset market, the proliferation of wireless technologies and our broadening footprint within analog semiconductor applications are increasing our market opportunity. According to Gartner, a leading independent market research firm, the total available market for the analog semiconductor segment is expected to exceed $18 billion in 2014. Today, the analog semiconductor market, which is characterized by longer product lifecycles and relatively high gross margins, is fragmented and diversified among various end-markets, customer bases and applications including:

- Infrastructure
- Automotive
- CATV/Satcom
- Smart Energy
- Medical
- Military
- RFID
- Test & Measurement
- WLAN

BUSINESS OVERVIEW

Skyworks' mission is to achieve mobile connectivity leadership through semiconductor innovation. Key elements in our strategy include:

Diversifying Our Business

By leveraging our core analog and mixed signal technology, Skyworks is able to deliver solutions to a broad and diverse set of end markets and customers. In the handset market, we currently support all top tier manufacturers including the leading smart phone suppliers, and have strategic relationships with each key baseband vendor. In high performance analog markets, we expect to continue to take advantage of our catalog business, intellectual property and worldwide distribution network, and plan to bolster our product pipeline and expand our addressable markets beyond the approximately 1,000 global customers and 2,500 analog components currently marketed.

Gaining Market Share

Our customer engagements are increasingly centered on solving highly complex multimode, multiband, switching, filtering, digital control and amplification challenges — system-level requirements which intersect with Skyworks' core competencies. Skyworks continues to invest in developing architectures that optimize power efficiency while minimizing cost and footprint, which we believe will allow us to meet our customers' demanding next-generation technology requirements, as well as stringent quality standards and high volume manufacturing capabilities.

Capitalizing on Content Growth in Third and Fourth Generation (3G and 4G) Mobile Communications Technologies

As the industry migrates to multimode, multiband EDGE, WEDGE, WCDMA and LTE architectures across a multitude of wireless broadband applications, RF complexity in the transmit and receive chain substantially increases given simultaneous voice and high speed data communications requirements, coupled with the need for backward compatibility to existing networks. As a result of this complexity in the RF module, we believe that our addressable market is increasing significantly.

Delivering Operational Excellence

Skyworks' strategy is to either vertically integrate our supply chain where we can create a competitive advantage or otherwise enter into alliances and strategic relationships for leading-edge capabilities. This hybrid manufacturing approach allows us to better balance external capacity with the demands of the marketplace. Internally, our capacity utilization remains high and we are therefore able to maintain margins and to achieve our desired return on invested capital on a broader range of revenue. We continue to focus on trying to achieve the industry's shortest product cycle times, highest yields and ultimately lowest product cost structure.

SKYWORKS' PRODUCT PORTFOLIO

Our product portfolio consists of:

- *Amplifiers:* the modules that strengthen the signal so that it has sufficient energy to reach a base station
- *Attenuators:* circuits that allow a known source of power to be reduced by a predetermined factor (usually expressed as decibels)
- *Detectors:* intended for use in power management applications
- *Diodes:* semiconductor devices that pass current in one direction only

- *Directional Couplers:* transmission coupling devices for separately sampling the forward or backward wave in a transmission line
- *Front-End Modules:* power amplifiers that are integrated with switches, diplexers, filters and other components to create a single package front-end solution
- *Hybrid:* a type of directional coupler used in radio and telecommunications
- *Infrastructure RF Subsystems:* highly integrated transceivers and power amplifiers for wireless base station applications
- *Isolators/Circulators:* ferrite-based components commonly found on the output of high-power amplifiers used to protect receivers in wireless transmission systems.
- *MIS Silicon Chip Capacitors:* used in applications requiring DC blocking and RF bypassing, or as a fixed capacitance tuning element in filters, oscillators, and matching networks
- *Mixers/Demodulators:* integrated, high-dynamic range, zero IF architecture downconverter for use in wireless communication applications
- *Modulators:* designed for direct modulation of high frequency AM, PM or compound carriers
- *Optocouplers/Optoisolators:* a semiconductor device that allows signals to be transferred between circuits or systems while ensuring that the circuits or systems are electrically isolated from each other.
- *Phase Locked Loops (PLL):* closed-loop feedback control system that maintains a generated signal in a fixed phase relationship to a reference signal
- *Phase Shifters:* designed for use in power amplifier distortion compensation circuits in base station applications
- *Power Dividers/Combiners:* utilized to equally split signals into in-phase signals as often found in balanced signal chains and local oscillator distribution networks
- *Receivers:* electronic devices that change a radio signal from a transmitter into useful information
- *Switches:* components that perform the change between the transmit and receive function, as well as the band function for cellular handsets
- *Synthesizers:* provides ultra-fine frequency resolution, fast switching speed, and low phase-noise performance
- *Technical Ceramics:* polycrystalline oxide materials used for a wide variety of electrical, mechanical, thermal and magnetic applications
- *Transceivers:* devices that have both a transmitter and a receiver which are combined and share common circuitry or a single housing
- *VCOs/Synthesizers:* fully integrated, high performance signal source for high dynamic range transceivers

We believe we possess broad technology capabilities and one of the most complete wireless communications product portfolios in the industry.

THE SKYWORKS ADVANTAGE

By turning complexity into simplicity, we provide our customers with the following competitive advantages:

- Broad front-end module and precision analog product portfolio

- Market leadership in key product segments
- Solutions for all air interface standards, including CDMA, GSM/GPRS/EDGE, LTE, WCDMA, WLAN and WiMAX
- Engagements with a diverse set of top-tier customers
- Analog, RF and mixed signal design capabilities
- Strategic partnerships with all leading baseband providers
- Integration of key process technologies: GaAs HBT, pHEMT, BiCMOS, SiGe, CMOS, RF CMOS, and Silicon
- World-class manufacturing capabilities and scale
- Superior product quality and reliability
- Unparalled level of customer service and technical support
- Commitment to technology innovation

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes that appear elsewhere in this Annual Report. In addition to historical information, the following discussion contains forward-looking statements that are subject to risks and uncertainties. Actual results may differ substantially and adversely from those referred to herein due to a number of factors, including but not limited to those described below and elsewhere in this Annual Report.

OVERVIEW

Skyworks Solutions, Inc. together with its consolidated subsidiaries, ("Skyworks" or the "Company") is an innovator of high reliability analog and mixed signal semiconductors. Leveraging core technologies, Skyworks offers diverse standard and custom linear products supporting automotive, broadband, cellular infrastructure, energy management, industrial, medical, military and cellular handset applications. The Company's portfolio includes amplifiers, attenuators, circulators, detectors, diodes, directional couplers, front-end modules, hybrids, infrastructure RF subsystems, isolators, mixers/demodulators, optocouplers, optoisolators, phase shifters, PLLs/synthesizers/VCOs, power dividers/combiners, receivers, switches and technical ceramics.

BUSINESS FRAMEWORK

Our portfolio includes highly customized power amplifiers and front-end solutions that are in many of today's cellular handsets, from entry level to multimedia platforms, as well as smart phones. Some of our primary customers include Foxconn, LG Electronics, Motorola, Nokia, Samsung, Sony Ericsson, Research in Motion, and HTC. Our competitors include Avago Technologies, RF Micro Devices and Triquint Semiconductor.

In parallel, we offer over 2,500 different high performance analog products to a highly diversified non-handset customer base. Our customers include connectivity, infrastructure, automotive, energy management, medical and military providers such as Huawei, Ericsson, Cisco, Phillips, Toshiba, Sensus, Itron, Siemens, and Northrop Grumman. Our competitors in the analog products markets include Analog Devices, Hittite Microwave, Linear Technology and Maxim Integrated Products.

BASIS OF PRESENTATION

The Company's fiscal year ends on the Friday closest to September 30 of each year. Fiscal years 2011, 2010 and 2009 each consisted of 52 weeks and ended on September 30, 2011, October 1, 2010 and October 2, 2009, respectively.

Effective October 3, 2009, we adopted ASC 470-20- *Debt, Debt with Conversion and Other Options* ("ASC 470-20") in accordance with GAAP. Our financial statements and the accompanying footnotes for all prior periods presented have been adjusted to reflect the retrospective adoption of this new accounting principle.

Net revenue and net income for acquisitions completed during the fiscal year ended September 30, 2011 have been included in the consolidated statements of operations from their respective acquisition dates. SiGe Semiconductor, Inc. ("SiGe") contributed approximately $39.7 million of net revenue to the consolidated results of operations for the fiscal year ended September 30, 2011. The impact of SiGe's ongoing operations on the Company's net income was insignificant to the fiscal year ended September 30, 2011. The transaction related costs associated to the SiGe acquisition were considered immaterial and included within selling, general and administrative expense for the fiscal year ended September 30, 2011.

RESULTS OF OPERATIONS

FISCAL YEARS ENDED SEPTEMBER 30, 2011, OCTOBER 1, 2010, AND OCTOBER 2, 2009.

The following table sets forth the results of our operations expressed as a percentage of net revenue for the fiscal years below:

	2011	2010	2009
Net revenue	100.0%	100.0%	100.0%
Cost of goods sold	56.3	57.4	60.4
Gross profit	43.7	42.6	39.6
Operating expenses:			
Research and development	11.9	12.5	15.4
Selling, general and administrative	9.7	11.0	12.5
Amortization of intangible assets	1.2	0.6	0.8
Restructuring and other charges (credits)	0.1	(0.1)	2.0
Total operating expenses	22.9	24.0	30.7
Operating income	20.8	18.6	8.9
Interest expense	(0.1)	(0.4)	(1.0)
(Loss) gain on early retirement of convertible debt	—	—	0.6
Other income, net	—	—	0.2
Income before income taxes	20.7	18.2	8.7
Provision (benefit) for income taxes	4.7	5.4	(3.1)
Net income	16.0%	12.8%	11.8%

GENERAL

During fiscal year 2011, certain key factors contributed to our overall results of operations and cash flows from operations. More specifically:

- Smart phones are entering the stage of mass market adoption and becoming a more integral part of consumers' daily lives. These devices increasingly incorporate mobile internet connectivity, social networking, portable gaming, digital cameras, high definition camcorders and mobile payment systems in addition to the functionality of traditional mobile phones. This trend creates a higher dollar content per handset which results in an expanded market opportunity for Skyworks' devices. Our growing addressable market, coupled with increasing market share and strategic acquisitions made during the year are the primary drivers of the approximately 32.4% revenue growth to $1.4 billion in fiscal year 2011.
- Gross profit increased by $163.5 million or 110 basis points to 43.7% of net revenue for the fiscal year ended September 30, 2011 as compared to fiscal year 2010. The increase in gross profit in aggregate dollars and as a percentage of net revenue is primarily the result of enhanced product mix, lower manufacturing costs as a result of higher factory utilization, and the aforementioned increase in net revenue.
- Operating income increased by $95.6 million or 47.9% over the prior year to 20.8% of revenue for fiscal year 2011. The increase is primarily due to the aforementioned increases in net revenue and gross margin along with a higher degree of operating leverage as the Company maintained relatively constant operating expenditures.

- We generated $365.8 million in cash from operations during fiscal year 2011 resulting in an ending cash, cash equivalents and restricted cash balance of $410.8 million at September 30, 2011 even after factoring in the use of $249.3 million of cash for acquisitions, net of cash received, $100.7 million of cash on capital expenditures and $70.0 million of cash for shares repurchased.
- In June 2011, we acquired SiGe for $278.9 million in total consideration. SiGe is a leading global supplier of RF front-end solutions that facilitate wireless multimedia across a wide range of applications. The acquisition of SiGe complements the Company's leadership in wide area front-end solutions by adding SiGe's innovative short range, silicon-based products. As a result, the Company now offers customers a more comprehensive wireless networking product portfolio, supporting all key operating frequencies with greater architectural flexibility to address a variety of high growth applications. SiGe contributed approximately 2.8% to our 32.4% revenue growth in fiscal year 2011.

NET REVENUE

	Fiscal Years Ended				
	September 30, 2011	Change	October 1, 2010	Change	October 2, 2009
	(dollars in thousands)				
Net revenue	$1,418,922	32.4%	$1,071,849	33.6%	$802,577

We market and sell our products directly to Original Equipment Manufacturers ("OEMs") of communication electronic products, third-party Original Design Manufacturers ("ODMs"), contract manufacturers, and indirectly through electronic components distributors. We periodically enter into revenue generating arrangements that leverage our broad intellectual property portfolio by licensing or selling our non-core patents or other intellectual property. We anticipate continuing this intellectual property strategy in future periods.

Overall revenue in fiscal year 2011 increased by $347.1 million, or 32.4%, from fiscal year 2010. This revenue increase was principally driven by an increase in our growing addressable market, coupled with increasing market share and the higher overall demand for our products used in mobile internet, wireless infrastructure, energy management and diversified analog applications. In addition, we benefited from the incremental revenue associated with the acquisition of SiGe during the fiscal year.

Overall revenue in fiscal year 2010 increased by $269.3 million, or 33.6%, from fiscal year 2009. This revenue increase was principally driven by market share gains and higher overall demand for our products used in mobile internet, wireless infrastructure, energy management and diversified analog devices.

For information regarding net revenue by geographic region and customer concentration, see Note 18 to the Consolidated Financial Statements contained in this Annual Report.

GROSS PROFIT

	Fiscal Years Ended				
	September 30, 2011	Change	October 1, 2010	Change	October 2, 2009
	(dollars in thousands)				
Gross profit	$620,304	35.8%	$456,833	43.6%	$318,220
% of net revenue	43.7%		42.6%		39.6%

Gross profit represents net revenue less cost of goods sold. Cost of goods sold consists primarily of purchased materials, labor and overhead (including depreciation and share-based compensation expense) associated with product manufacturing.

We increased our gross profit by $163.5 million for the fiscal year ending September 30, 2011 as compared to the prior fiscal year, resulting in a 110 basis point expansion in gross profit margin to 43.7%. This increase was principally the result of enhanced product mix, lower manufacturing costs as a result of higher factory utilization, and the aforementioned increase in net revenue. During fiscal 2011 we continued to benefit from higher contribution margins associated with the licensing and/ or sale of intellectual property.

We increased our gross profit by $138.6 million for the fiscal year ended October 1, 2010 as compared to the prior fiscal year, resulting in a 300 basis point expansion in gross profit margin to 42.6%. This was principally the result of continued factory process and productivity enhancements, product end-to-end yield improvements, year-over-year material cost reductions, targeted capital expenditure investments and the aforementioned increase in net revenue. During fiscal 2010 we continued to benefit from higher contribution margins associated with the licensing and/ or sale of intellectual property.

RESEARCH AND DEVELOPMENT

	Fiscal Years Ended				
	September 30, 2011	Change	October 1, 2010	Change	October 2, 2009
	(dollars in thousands)				
Research and development	$168,637	25.7%	$134,140	8.2%	$123,996
% of net revenue	11.9%		12.5%		15.4%

Research and development expenses consist primarily of direct personnel costs, costs for pre-production evaluation and testing of new devices, masks and engineering prototypes, share-based compensation expense and design and test tool costs.

The 25.7% increase in research and development expenses in fiscal year 2011 when compared to fiscal year 2010 is principally attributable to higher head count and related employee and share-based compensation costs including those related to the SiGe acquisition. In addition, we increased design activity and expense in support of increased product development for our target markets. Research and development expenses decreased as a percentage of net revenue for fiscal year 2011 as a result of the aforementioned increase in net revenue.

The 8.2% increase in research and development expenses in fiscal year 2010 when compared to fiscal year 2009 is principally attributable to higher head count and related compensation costs. In addition, the Company had increased design activity resulting in higher mask, prototype and materials costs in support of increased product development for our target markets. Research and development expenses decreased as a percentage of net revenue for fiscal year 2010 as a result of the aforementioned increase in net revenue.

SELLING, GENERAL AND ADMINISTRATIVE

	Fiscal Years Ended				
	September 30, 2011	Change	October 1, 2010	Change	October 2, 2009
	(dollars in thousands)				
Selling, general and administrative	$137,238	16.4%	$117,853	17.4%	$100,421
% of net revenue	9.7%		11.0%		12.5%

Selling, general and administrative expenses include legal, accounting, treasury, human resources, information systems, customer service, bad debt expense, sales commissions, share-based compensation expense, advertising, marketing and other costs.

The increase in selling, general and administrative expenses for fiscal year 2011 as compared to fiscal year 2010 is principally due to the growth in the number of employees and related compensation expense (including share-based compensation), and to a lesser extent the increase related to professional fees associated with completed and pending acquisitions and a settlement of a contractual dispute. Selling, general and administrative expenses as a percentage of net revenue decreased for fiscal year 2011, as compared to fiscal year 2010, due to the aforementioned increase in fiscal year 2011 revenue.

The increase in selling, general and administrative expenses for fiscal year 2010 as compared to fiscal year 2009 is principally due to share-based compensation which increased primarily as a result of our increased stock price in fiscal year 2010 as compared to 2009. Selling, general and administrative expenses as a percentage of net revenue decreased for fiscal year 2010, as compared to fiscal year 2009, due to the aforementioned increase in fiscal year 2010 revenue.

AMORTIZATION OF INTANGIBLE ASSETS

	Fiscal Years Ended				
	September 30, 2011	Change	October 1, 2010	Change	October 2, 2009
	(dollars in thousands)				
Amortization	$16,742	172.8%	$6,136	0.3%	$6,118
% of net revenue	1.2%		0.6%		0.8%

The increase in amortization expense for the fiscal year 2011 is related to the acquired intangible assets during the year which are primarily due to the acquisition of SiGe.

For additional information regarding the acquisitions and goodwill and intangible assets, see Note 3 and Note 8 to the Consolidated Financial Statements contained this Annual Report, respectively.

PROVISION (BENEFIT) FOR INCOME TAXES

	Fiscal Years Ended				
	September 30, 2011	Change	October 1, 2010	Change	October 2, 2009
	(dollars in thousands)				
Provision (benefit) for income taxes	$67,301	16.5%	$57,780	329.0%	$(25,227)
% of net revenue	4.7%		5.4%		(3.1)%

Income tax expense was $67.3 million for fiscal 2011, compared to $57.8 million for fiscal year 2010. The annual effective tax rate for fiscal year 2011 was 22.9% as compared to a tax rate of 29.6% for fiscal year 2010.

As a result of the United States Government enactment of the Tax Relief Act of 2010 which retroactively reinstated and extended the research and development tax credit, $6.2 million of federal research and development tax credits which were earned in fiscal year 2010 reduced our tax rate during the year ended September 30, 2011.

The annual effective tax rate for fiscal 2011 of 22.9% was less than the United States federal statutory rate of 35% primarily due to benefits of 8.3% related to foreign earnings taxed at a less than the United States federal rate, benefits of 6.0% related to the research and development tax credits and benefits of 2.1% related to a domestic production activities deduction partially offset by income tax expense of 3.2% related to a change in our tax reserves.

On October 2, 2010, we expanded our presence in Asia by launching operations in Singapore. We operate under a tax holiday in Singapore, which is effective through September 30, 2020. The tax holiday is conditional upon our compliance in meeting certain employment and investment thresholds in Singapore.

Income tax expense was $57.8 million for fiscal 2010, compared to benefit of $25.2 million for fiscal year 2009. The annual effective tax rate for fiscal year 2010 was 29.6% as compared to a tax benefit of 36.2% for fiscal 2009.

The annual effective tax rate for fiscal 2010 of 29.6% was less than the United States federal statutory rate of 35% primarily due to benefits of 4.6% related to foreign earnings taxed at a less than the United States federal rate, benefits of 3.0% related to the research and development tax credits, benefits of 1.8% related to an international restructuring to a lower tax jurisdiction and benefits of 1.2% related to a domestic production activities deduction partially offset by income tax expense of 2.3% and 1.5% related to changes in our tax reserves and valuation allowance, respectively.

During fiscal year 2010, we restructured our international operations resulting in a tax benefit of $3.5 million. This consisted of a tax benefit of $6.3 million due to reassessing the United States income tax required to be recorded on earnings of our operations in Mexico, offset by $2.8 million of tax provision related to the transfer of assets to an affiliated foreign company. As a result of this restructuring, we are no longer required to assess United States income tax on the earnings of our Mexican business.

LIQUIDITY AND CAPITAL RESOURCES

	Fiscal Years Ended		
	September 30, 2011	October 1, 2010	October 2, 2009
	(dollars in thousands)		
Cash and cash equivalents at beginning of period(1)	$ 453,257	$364,221	$225,104
Net cash provided by operating activities	365,818	222,962	218,805
Net cash used in investing activities	(349,944)	(95,329)	(49,528)
Net cash used in financing activities	(59,044)	(38,597)	(30,160)
Cash and cash equivalents at end of period(1)	$ 410,087	$453,257	$364,221

(1) Does not include restricted cash balances

Cash Flow from Operating Activities:

Cash provided from operating activities is net income adjusted for certain non-cash items and changes in certain operating assets and liabilities. For fiscal year 2011 we generated $365.8 million in cash flow from operations, an increase of $142.8 million when compared to $223.0 million generated in fiscal year 2010. The increase was primarily due to the increase in net income of $89.3 million for fiscal year 2011, and the increase in non-cash expenses such as depreciation of $59.8 million, share based compensation of $58.3 million, amortization of intangibles of $16.7 million, offset by the change in net working capital.

Cash Flow from Investing Activities:

Cash used in investing activities consists of cash paid for acquisitions, net of cash acquired, and capital expenditures. We had net cash outflows of $349.9 million in fiscal year 2011, compared to $95.3 million in fiscal year 2010. The increase resulted from cash paid for acquisitions of $249.3 million (net of cash received), primarily for SiGe and $100.7 million in capital expenditures during the year.

Cash Flow from Financing Activities:

Cash flows from financing activities consist primarily of cash transactions related to debt and equity. During fiscal year 2011, we had net cash outflows of $59.0 million, compared to $38.6 million in fiscal year 2010. During fiscal year 2011 we had the following significant uses of cash:

- $70.0 million related to our repurchase of approximately 2.8 million shares of our common stock pursuant to the share repurchase program approved by our Board of Directors on August 3, 2010;

- $50.0 million related to the repayment and termination of the Credit Facility; and
- $20.1 million related to payroll tax withholdings on the vesting of employee performance and restricted stock awards.

These uses of cash were partially offset by the net proceeds from employee stock option exercises of $63.2 million, tax benefit from stock option exercises of $12.5 million and a decrease in restricted cash of $5.4 million during fiscal 2011.

Liquidity:

Cash and cash equivalent balances (excluding restricted cash) decreased $43.2 million to $410.1 million at September 30, 2011 from $453.3 million at October 1, 2010. This decrease was primarily due to the $249.3 million in cash paid for acquisitions, $100.7 million in capital expenditures and $70.0 million for share repurchases during the year offset by our cash provided by operations of $365.8 million. Our net cash position, after deducting our debt, increased by $5.5 million to $384.0 million at September 30, 2011 from $378.5 million at October 1, 2010. On May 26, 2011, we announced that we had entered into a definitive agreement under which we intend to acquire all the outstanding shares of AATI for $6.13 per share in a combination of cash and stock. In the event that the Company's stock price is below $21.00 per share on the date of acquisition and elects an all cash transaction, the Company expects to pay approximately $190.0 million and $200.0 million net of approximately $80.0 million to $90.0 million of cash expected to be received in the transaction. Based on our historical results of operations, we expect our existing sources of liquidity, together with cash expected to be generated from operations, will be sufficient to fund our research and development, capital expenditures, debt obligations including the cash premium, contingent consideration for our completed acquisitions, pending and future acquisitions, working capital and other cash requirements for at least the next 12 months. However, we cannot be certain that the capital required to fund these expenses will be available in the future. In addition, any strategic investments and acquisitions that we may make may require additional capital resources. If we are unable to obtain sufficient capital to meet our capital needs on a timely basis and on favorable terms, our business and operations could be materially and adversely affected.

Our invested cash balances primarily consist of money market funds where the underlying securities primarily consist of United States treasury obligations, United States agency obligations and repurchase agreements collateralized by United States Government and agency obligations. Our invested cash balances also include time deposits and certificates of deposit. At September 30, 2011, we also held a $3.2 million par value auction rate security with a fair value of $2.3 million on which we continue to receive the scheduled interest payments. We continue to monitor the liquidity and accounting classification of this security. If in a future period we determine that the impairment is other than temporary, we will impair the security to its fair value and charge the loss to earnings.

OFF-BALANCE SHEET ARRANGEMENTS

We have no significant contractual obligations not fully recorded on our consolidated balance sheet or fully disclosed in the notes to our consolidated financial statements. We have no material off-balance sheet arrangements as defined in SEC Regulation S-K- 303(a)(4)(ii).

CONTRACTUAL CASH FLOWS

Following is a summary of our contractual payment obligations related to our consolidated debt, contingent consideration, operating leases, other commitments and long-term liabilities at September 30, 2011 (see Notes 9 and 13 to the Consolidated Financial Statements contained this Annual Report), (in thousands):

	Payments Due By Period				
Obligation	**Total**	**Less Than 1 Year**	**1-3 years**	**3-5 Years**	**Thereafter**
Short-term debt obligations	$ 26,677	$ 26,677	$ —	$ —	$ —
Cash premium on convertible notes due March 2012(1)	23,558	23,558	—	—	—
Other commitments(2)	5,170	3,398	1,772	—	—
Operating lease obligations	37,788	8,247	13,819	9,780	5,942
Contingent consideration for business combinations(3)	59,400	58,400	1,000	—	—
Other long-term liabilities(4)	34,199	2,683	769	146	30,601
Total(5)	$186,792	$122,963	$17,360	$9,926	$36,543

(1) Cash premiums related to the "if converted" value of the 2007 Convertible Notes that exceed aggregate principal balance using the closing stock price of $17.96 on September 30, 2011. The actual amount of the cash premium will be calculated based on the 20 day average stock price prior to maturity. A $1.00 change in our stock price would change the "if converted" value of the cash premium of the total aggregate principle amount of the remaining convertible notes by approximately $2.8 million.

(2) Other commitments consist of contractual license and royalty payments, and other purchase obligations.

(3) Contingent consideration related to business combinations is recorded at fair value and actual results could differ.

(4) Other long-term liabilities includes our gross unrecognized tax benefits, as well as executive deferred compensation which are both classified as beyond five years due to the uncertain nature of the commitment.

(5) Amounts do not include potential cash payments for the pending acquisition of AATI.

CRITICAL ACCOUNTING ESTIMATES

The discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with GAAP. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. The SEC has defined critical accounting policies as those that are both most important to the portrayal of our financial condition and results and which require our most difficult, complex or subjective judgments or estimates. Based on this definition, we believe our critical accounting policies include the policies of revenue recognition, allowance for doubtful accounts, inventory valuation, business combinations, valuation of long-lived assets, share-based compensation, income taxes, goodwill and intangibles, and loss contingencies.

On an ongoing basis, we evaluate the judgments and estimates underlying all of our accounting policies. These estimates and the underlying assumptions affect the amounts of assets and liabilities reported, disclosures, and reported amounts of revenues and expenses. These estimates and assumptions are based on our best judgments. We evaluate our estimates and assumptions using historical experience and other factors, including the current economic environment, which we believe to be reasonable under the circumstances. We adjust such estimates and assumptions when facts and circumstances dictate. As future events and their effects cannot be determined with precision, actual results could differ significantly from these estimates.

Our significant accounting policies are discussed in detail in Note 2 to the Consolidated Financial Statements contained this Annual Report. We believe the following critical accounting policies affect the more significant judgments and estimates used in the preparation of our consolidated financial statements.

Description	Judgments and Uncertainties	Effect if Actual Results Differ From Assumptions
Revenue Recognition		
We recognize revenue in accordance with ASC 605 *Revenue Recognition* net of estimated reserves. We maintain revenue reserves for product returns and allowances for price protection / stock rotation for certain electronic component distributors. These reserves are based on historical experience or specific identification of a contractual arrangement necessitating a revenue reserve.	Our revenue recognition accounting methodology contains uncertainties because it requires management to make assumptions and to apply judgment to estimate the value of future credits to customers for product returns, price protection and stock rotation. Our estimates of the amount and timing of the reserves is based primarily on historical experience and specific contractual arrangements.	We have not made any material changes in our accounting methodology used to record revenue reserves during the last three fiscal years. We do not believe there is a reasonable likelihood that there will be a material change in the future estimates or assumptions that would have a material impact to earnings.
Allowance for Doubtful Accounts		
We record an allowance for doubtful accounts for amounts that we estimate will arise from customers' inability to make required payments against amounts owed on credit sales. The reserve is based on the analysis of credit risk and aged receivable balances.	Our allowance for doubtful accounts methodology contains uncertainties because it requires management to apply judgment to evaluate credit risk and collectability of aged accounts receivables based on historical experience and forward looking assumptions.	There have been no material changes in our accounting methodology used to calculate the allowance for doubtful accounts during the year. The process by which we evaluate customer creditworthiness was modified in fiscal year 2010 for purposes of establishing our allowance. This did not have a material effect on our balance. We do not believe there is a reasonable likelihood that there will be a material change in future estimates or assumptions that would have a material impact to earnings.
Inventory Valuation		
We value our inventory at the lower of cost of the inventory or fair market value through the establishment of excess and obsolete inventory reserves. Our reserve is based on a detailed analysis of forecasted demand in relation to on-hand inventory, salability of our inventory, general market conditions, and product life cycles.	Our inventory reserves contain uncertainties because the calculation requires management to make assumptions and to apply judgment regarding historical experience, forecasted demand and technological obsolescence.	We have not made any material changes to our inventory reserve methodology during the last three fiscal years. We do not believe that significant changes will be made in future estimates or assumptions we use to calculate these reserves. However, if our estimates are inaccurate or changes in technology affect consumer demand we may be exposed to unforeseen gains or losses. A 10% difference in our inventory reserves as of September 30, 2011 would affect fiscal year 2011 earnings by approximately $1.1 million.

Description	Judgments and Uncertainties	Effect if Actual Results Differ From Assumptions
Business Combinations		
The Company has applied significant estimates and judgments in order to determine the fair value of the identified assets acquired, liabilities assumed, goodwill recognized and the contingent consideration recorded as part of business combinations. The value of the assets and liabilities are recognized at fair value as of the acquisition date. In measuring the fair value, the Company utilizes valuation techniques consistent with the market approach, income approach and/ or cost approach.	The valuation of the identifiable assets and liabilities includes assumptions made in performing the valuation such as, projected revenue, royalty rates, weighted average cost of capital, discount rates, estimated useful lives, etc. These assessments can be significantly affected by management's judgments.	We do not believe that there is a reasonable likelihood that there will be material changes to our estimates or assumptions. However, if actual results are not consistent with our evaluation or assumptions, additional and/or new information arises in the future that affects the fair value estimates could result in adjustments that may have a material impact to the purchase accounting or results of operations.
Valuation of Long-Lived Assets		
Long-lived assets other than goodwill and indefinite-lived intangible assets, which are separately tested for impairment, are evaluated for impairment whenever events or circumstances arise that may indicate that the carrying value of the asset may not be recoverable. When evaluating long-lived assets for potential impairment, we first compare the carrying value of the assets to the asset's estimated undiscounted future cash flows (excluding interest). If the estimated undiscounted future cash flows are less than the carrying value of the asset or asset group, we would recognize an impairment loss, measured as the amount by which the carrying value exceeds the fair value of the asset or asset group.	Our impairment loss calculations contain uncertainties because they require management to make assumptions and to apply judgment to estimate asset fair values, including estimating future cash flows, useful lives and selecting an appropriate discount rate that reflects the risk inherent in future cash flows.	We have not made any material changes in the accounting methodology we use to assess impairment loss during the past three fiscal years. We do not believe there is a reasonable likelihood that there will be a material change in the estimates or assumptions we use to calculate long-lived asset impairment losses. However, if actual results are not consistent with our estimates and assumptions used in estimating future cash flows and asset fair values, we may incur material losses.

Description	Judgments and Uncertainties	Effect if Actual Results Differ From Assumptions
Share-Based Compensation		
We have a share-based compensation plan which includes non-qualified stock options, share awards, and an employee stock purchase plan. See Note 11 to the Consolidated Financial Statements contained this Annual Report for a detailed listing and complete discussion of our share-based compensation programs. We determine the fair value of our non-qualified share-based compensation at the date of grant using the Black-Scholes options-pricing model. Our determination of fair value of share-based payment awards on the date of grant contains assumptions regarding a number of highly complex and subjective variables. These variables include, but are not limited to; our expected stock price volatility over the term of the award, risk-free rate, and the expected life. The Black-Scholes value, combined with our estimated forfeiture rate, is used to determine the compensation expense to be recognized over the life of the options. For performance based awards, we determine the fair value based on the grant date value of the Company's stock. These awards are expensed based on an estimate of the most probably outcome of the underlying performance metric. Management periodically evaluates these assumptions and updates stock based compensation expense accordingly.	Option-pricing models and generally accepted valuation techniques require management to make assumptions and to apply judgment to determine the fair value of our awards. These assumptions and judgments include estimating the future volatility of our stock price, future employee turnover rates and future employee stock option exercise behaviors. Changes in these assumptions can materially affect the fair value estimate and stock based compensation recognized by the Company.	We have not made any material changes in the accounting methodology we used to calculate share-based compensation during the past three fiscal years. We do not believe that there is a reasonable likelihood there will be a material change in future estimates or assumptions used to determine share-based compensation expense. However, if actual results are not consistent with our estimates or assumptions, we may be exposed to a material change in share-based compensation expense. A 10% difference in our share-based compensation expense for the year ended September 30, 2011 would affect fiscal year 2011 earnings by approximately $5.8 million.

Description	Judgments and Uncertainties	Effect if Actual Results Differ From Assumptions
Loss Contingencies		
The outcomes of legal proceedings and claims brought against us are subject to significant uncertainties. Estimated loss from a loss contingency such as a legal proceeding or claim should be accrued by a charge to income if it is probable that an asset has been impaired or a liability has been incurred and the amount of the loss can be reasonably estimated. Disclosure of a material loss contingency is required if there is at least a reasonable possibility that a loss has been incurred.	Our analysis contains uncertainties because it requires management to assess the degree of probability of an unfavorable outcome and to make a reasonable estimate of the amount of potential loss.	We have not made any material changes in the accounting methodology we use to assess loss contingencies in the past three years. We do not believe there is a reasonable likelihood that there will be material changes to our estimates or assumptions. However, if actual results are not consistent with our evaluation or assumptions, there could be a material impact to earnings.
Income Taxes		
We account for income taxes using the asset and liability method, under which deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between tax and financial reporting. Deferred tax assets and liabilities are measured using the currently enacted tax rates that apply to taxable income in effect for the years in which those tax assets are expected to be realized or settled. We record a valuation allowance to reduce deferred tax assets to the amount that is believed more likely than not to be realized. Significant management judgment is required in developing our provision for income taxes, including the determination of deferred tax assets and liabilities and any valuation allowances that might be required against the deferred tax assets. ASC 740-*Income Taxes,* clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with GAAP. ASC 740 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This statement also provides guidance on derecognition, classification, interest and penalties, accounting in the interim periods and disclosure.	The application of tax laws and regulations to calculate our tax liabilities is subject to legal and factual interpretation, judgment, and uncertainty in a multitude of jurisdictions. Tax laws and regulations themselves are subject to change as a result of changes in fiscal policy, changes in legislation, the evolution of regulations, and court rulings. We recognize potential liabilities for anticipated tax audit issues in the United States and other tax jurisdictions based on our estimate of whether, and the extent to which, additional taxes and interest will be due. We record an amount as an estimate of probable additional income tax liability at the largest amount that we feel is more likely than not, based upon the technical merits of the position, to be sustained upon audit by the relevant tax authority. We record a valuation allowance against deferred tax assets that we feel are more likely than not to not be realized.	We have not made any material changes in the accounting methodology we used to measure our deferred tax assets and liabilities or reserves for additional income tax liabilities. If our estimate of income tax liabilities proves to be less than the ultimate assessment, or events cause us to change our estimate of probable additional income tax liability, a further charge to expense would be required. The Company expects to continue to be profitable and therefore has determined that a valuation allowance is not required against our deferred tax assets, except for certain state and foreign tax credits. If certain events cause us to change our estimate of the realizability of our deferred tax assets and liabilities, a further charge to expense would be required.

Description	Judgments and Uncertainties	Effect if Actual Results Differ From Assumptions
Goodwill and Intangible Assets		
We evaluate goodwill and other indefinite-lived intangible assets for impairment annually on the first day of the fiscal fourth quarter and whenever events or circumstances arise that may indicate that the carrying value of the goodwill or other intangibles may not be recoverable. Intangible assets with indefinite useful lives comprise an insignificant portion of the total book value of our goodwill and intangible assets. Pursuant to the guidance provide under ASC 280-*Segment Reporting*, we have determined that we have only one reporting unit for the purposes of allocating and testing goodwill. The impairment evaluation involves comparing the fair value to the carrying value of the reporting unit. We use the market price of the Company's stock adjusted for a market premium to calculate the fair value of the reporting unit. If the fair value exceeds the carrying value, then it is concluded that no goodwill impairment has occurred. If the carrying value of the reporting unit exceeds its fair value, a second step is required to measure the possible goodwill impairment loss. In the second step, we would use a discounted cash flow methodology to determine the implied fair value of our goodwill. The implied fair value of the reporting unit's goodwill would then be compared to the carrying value of the goodwill. If the carrying value of the goodwill exceeds the implied fair value of the goodwill, we would recognize a loss equal to the excess.	Our impairment analysis contains uncertainties because it requires management to make assumptions and to apply judgment to estimate control premiums, discount rate, future cash flows and the profitability of future business strategies.	We have not made any material changes in the accounting methodology we use to assess impairment loss during the past three fiscal years. The carrying value of goodwill and indefinite-lived intangible assets at September 30, 2011 were $663.0 million and $3.9 million, respectively. Based on the results of our impairment test, we had a significant excess fair value over the carrying value. We do not believe there is a reasonable likelihood that there will be a material change in the estimates or assumptions we use to calculate goodwill and intangible asset impairment losses. However, if actual results are not consistent with our estimates and assumptions used in estimating future cash flows and asset fair values, we may be exposed to losses that could be material.

OTHER MATTERS

Inflation did not have a material impact upon our results of operations during the three-year period ended September 30, 2011.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are subject to investment risk, interest rate risk, and foreign exchange rate risk as described below.

Investment and Interest Rate Risk

Our exposure to interest rate and general market risks relates principally to our investment portfolio, which as of September 30, 2011 consisted of the following (in thousands):

Cash and cash equivalents (time deposits and money market funds)	$410,087
Restricted cash (time deposits and certificates of deposit)	712
Available for sale securities (auction rate securities)	2,288
	$413,087

The main objective of our investment activities is the liquidity and preservation of capital. In general, our cash and cash equivalent investments have short-term maturity periods which dampen the impact of significant market or interest rate risk. Credit risk associated with our investments is not material as our investment policy prescribes high credit quality standards and limits the amount of credit exposure to any one issuer. We currently do not use derivative instruments for trading, speculative or investment purposes; however, we may use derivatives in the future.

We are subject to overall financial market risks, such as changes in market liquidity, credit quality and interest rates. Available for sale securities carry a longer maturity period (contractual maturities exceed ten years).

Our short-term debt at September 30, 2011 consists of $26.7 million aggregate principal amount of our remaining 2007 Convertible Notes which are due in March 2012. The 2007 Convertible Notes contain cash settlement provisions should the share price of the Company's common stock exceed $9.52. It has been the Company's historical practice to cash settle the principal and interest components of convertible debt instruments, and it is our intention to continue to do so in the future. As of September 30, 2011, based on the closing stock price on September 30, 2011 of $17.96, the actual "if converted" value of the remaining Convertible Notes was $50.3 million which exceeds the related principal amount by approximately $23.6 million. The actual amount of the cash premium will be calculated based on the 20 day average stock price prior to maturity. A $1.00 change in our stock price would change the "if converted" value of the cash premium of the total aggregate principle amount of the remaining convertible notes by approximately $2.8 million.

We do not believe that investment or interest rate risk is material to our business or results of operations.

Our cash and cash equivalents at September 30, 2011 consisted of $335.3 million held domestically, with the remaining balance of $75.5 million held by foreign subsidiaries. There may be adverse tax effects upon repatriation of these funds to the United States.

Exchange Rate Risk

Substantially all sales to customers and arrangements with third-party manufacturers provide for pricing and payment in United States dollars, thereby reducing the impact of foreign exchange rate fluctuations on our results. A small percentage of our international operational expenses are denominated in foreign currencies. Exchange rate volatility could negatively or positively impact those operating costs. For the fiscal years ended September 30, 2011, October 1, 2010, and October 2, 2009, the Company had foreign exchange gains/(losses) of $0.3 million, $(0.6) million, and $0.7 million, respectively. Increases in the value of the U.S. dollar relative to other currencies could make our products more expensive, which could negatively impact our ability to compete. Conversely, decreases in the value of the U.S. dollar relative to other currencies could result in our suppliers raising their prices to continue doing business with us. Fluctuations in currency exchange rates could have a greater effect on our business in the future to the extent our expenses increasingly become denominated in foreign currencies.

SELECTED FINANCIAL DATA.

You should read the data set forth below in conjunction with *Management's Discussion and Analysis of Financial Condition and Results of Operation*, and our consolidated financial statements and related notes appearing elsewhere in this Annual Report. The Company's fiscal year ends on the Friday closest to September 30. Fiscal years 2011, 2010, 2009 and 2007 each consisted of 52 weeks and ended on September 30, 2011, October 1, 2010, October 2, 2009, and September 28, 2007, respectively. Fiscal year 2008 consisted of 53 weeks and ended on October 3, 2008. Consolidated balance sheets at September 30, 2011 and at October 1, 2010, and the related consolidated statements of operations, cash flows, stockholders equity and comprehensive income (loss) for each of the three fiscal years ended September 30, 2011, and notes thereto appear elsewhere in this Annual Report. Net revenue and net income for acquisitions completed during the fiscal year ended September 30, 2011 have been included in the consolidated statements of operations from their respective acquisition dates. SiGe Semiconductor, Inc. ("SiGe") contributed approximately $39.7 million of net revenue to the consolidated results of operations for the fiscal year ended September 30, 2011. The impact of SiGe's ongoing operations on the Company's net income was insignificant to the fiscal year ended September 30, 2011. The transaction related costs associated to the SiGe acquisition were considered immaterial and included within selling, general and administrative expense for the fiscal year ended September 30, 2011.

	Fiscal Year				
	2011	2010	2009	2008	2007
	(In thousands except per share data)				
Statement of Operations Data:					
Net revenue	$1,418,922	$1,071,849	$ 802,577	$ 860,017	$ 741,744
Cost of goods sold	798,618	615,016	484,357	517,054	454,359
Gross profit	620,304	456,833	318,220	342,963	287,385
Operating expenses:					
Research and development	168,637	134,140	123,996	146,013	126,075
Selling, general and administrative	137,238	117,853	100,421	100,007	94,950
Amortization of intangible assets	16,742	6,136	6,118	6,005	2,144
Restructuring and other charges (credits)	2,363	(1,040)	15,982	567	5,730
Total operating expenses	324,980	257,089	246,517	252,592	228,899
Operating income	295,324	199,744	71,703	90,371	58,486
Interest expense	(1,936)	(4,246)	(8,290)	(16,324)	(24,187)
(Loss) gain on early retirement of convertible debt	—	(79)	4,590	2,158	(6,964)
Other income (loss), net	498	(345)	1,753	5,983	11,438
Income before income taxes	293,886	195,074	69,756	82,188	38,773
Provision (benefit) for income taxes	67,301	57,780	(25,227)	(28,818)	(880)
Net income	$ 226,585	$ 137,294	$ 94,983	$ 111,006	$ 39,653
Earnings per share:					
Basic	$ 1.24	$ 0.78	$ 0.57	$ 0.69	$ 0.25
Diluted	$ 1.19	$ 0.75	$ 0.56	$ 0.67	$ 0.25
Balance Sheet Data:					
Working capital	569,238	585,541	393,884	345,916	316,808
Total assets	1,890,389	1,564,052	1,352,591	1,235,371	1,188,834
Long-term liabilities	34,198	43,132	47,569	125,026	173,382
Stockholders' equity	1,609,095	1,316,596	1,108,779	961,604	818,543

SKYWORKS SOLUTIONS, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Fiscal Years Ended		
	September 30, 2011	October 1, 2010	October 2, 2009
	(In thousands, except per share amounts)		
Net revenue	$1,418,922	$1,071,849	$802,577
Cost of goods sold	798,618	615,016	484,357
Gross profit	620,304	456,833	318,220
Operating expenses:			
Research and development	168,637	134,140	123,996
Selling, general and administrative	137,238	117,853	100,421
Amortization of intangibles	16,742	6,136	6,118
Restructuring and other charges (credits)	2,363	(1,040)	15,982
Total operating expenses	324,980	257,089	246,517
Operating income	295,324	199,744	71,703
Interest expense	(1,936)	(4,246)	(8,290)
(Loss) gain on early retirement of convertible debt	—	(79)	4,590
Other income (loss), net	498	(345)	1,753
Income before income taxes	293,886	195,074	69,756
Provision (benefit) for income taxes	67,301	57,780	(25,227)
Net income	$ 226,585	$ 137,294	$ 94,983
Earnings per share:			
Basic	$ 1.24	$ 0.78	$ 0.57
Diluted	$ 1.19	$ 0.75	$ 0.56
Weighted average shares:			
Basic	182,879	175,020	167,047
Diluted	190,667	182,738	169,663

See the accompanying notes to the consolidated financial statements.

SKYWORKS SOLUTIONS, INC.

CONSOLIDATED BALANCE SHEETS

	As of	
	September 30, 2011	October 1, 2010
	(In thousands, except per share amounts)	
ASSETS		
Current assets:		
Cash and cash equivalents	$ 410,087	$ 453,257
Restricted cash	712	6,128
Receivables, net of allowance for doubtful accounts of $785 and $1,177, respectively	177,940	175,232
Inventory	198,183	125,059
Other current assets	29,412	30,189
Total current assets	816,334	789,865
Property, plant and equipment, net	251,365	204,363
Goodwill	663,041	485,587
Intangible assets, net	86,808	12,509
Deferred tax assets, net	60,863	60,569
Other assets	11,978	11,159
Total assets	$1,890,389	$1,564,052
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Short-term debt	$ 26,089	$ 50,000
Accounts payable	115,290	111,967
Accrued compensation and benefits	35,684	35,695
Other current liabilities	70,033	6,662
Total current liabilities	247,096	204,324
Long-term debt, less current maturities	—	24,743
Other long-term liabilities	34,198	18,389
Total liabilities	281,294	247,456
Commitments and contingencies (Note 13 and Note 14)		
Stockholders' equity:		
Preferred stock, no par value: 25,000 shares authorized, no shares issued	—	—
Common stock, $0.25 par value: 525,000 shares authorized; 195,407 shares issued and 186,386 shares outstanding at September 30, 2011, and 185,683 shares issued and 180,263 shares outstanding at October 1, 2010	46,597	45,066
Additional paid-in capital	1,795,958	1,641,406
Treasury stock, at cost	(130,854)	(40,719)
Accumulated deficit	(101,275)	(327,860)
Accumulated other comprehensive loss	(1,331)	(1,297)
Total stockholders' equity	1,609,095	1,316,596
Total liabilities and stockholders' equity	$1,890,389	$1,564,052

See the accompanying notes to the consolidated financial statements.

SKYWORKS SOLUTIONS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Fiscal Years Ended		
	September 30, 2011	October 1, 2010	October 2, 2009
	(In thousands)		
Cash flows from operating activities:			
Net income	$ 226,585	$137,294	$ 94,983
Adjustments to reconcile net income to net cash provided by operating activities:			
Share-based compensation	58,338	40,741	23,466
Depreciation	59,788	46,573	44,413
Amortization of intangible assets	16,742	6,136	6,118
Amortization of discount and deferred financing costs on convertible debt	1,434	2,693	5,589
Contribution of common shares to savings and retirement plans	13,718	11,706	8,502
Non-cash restructuring (income) expense	(17)	—	955
Deferred income taxes	12,370	38,543	(24,866)
Excess tax benefit from share-based payments	(12,490)	(6,287)	—
Loss on disposal of assets	234	292	411
Inventory write-downs	—	—	3,458
Asset impairments	—	—	5,616
Provision for (recoveries) losses on accounts receivable	(220)	703	1,797
Changes in assets and liabilities net of acquired balances:			
Receivables	13,168	(60,901)	29,947
Inventories	(49,694)	(38,818)	15,678
Other current and long-term assets	(1,732)	(8,349)	(3,932)
Accounts payable	(14,350)	42,869	9,219
Other current and long-term liabilities	41,944	9,767	(2,549)
Net cash provided by operating activities	365,818	222,962	218,805
Cash flows from investing activities:			
Capital expenditures	(100,660)	(88,929)	(39,172)
Payments for acquisitions, net of cash acquired	(249,284)	(6,400)	(10,356)
Net cash used in investing activities	(349,944)	(95,329)	(49,528)
Cash flows from financing activities:			
Retirement of 2007 Convertible Notes	—	(51,107)	(51,107)
Reacquisition of equity component of 2007 Convertible Notes	—	(29,602)	(15,432)
Payments to retire short term line of credit	(50,000)	—	—
Excess tax benefit from share-based payments	12,490	6,287	—
Change in restricted cash	5,416	(265)	100
Repurchase of common stock — payroll tax withholdings on equity awards	(20,092)	(4,412)	(2,389)
Repurchase of common stock — share repurchase program	(70,043)	—	—
Net proceeds from exercise of stock options	63,185	40,502	38,668
Net cash used in financing activities	(59,044)	(38,597)	(30,160)
Net (decrease) increase in cash and cash equivalents	(43,170)	89,036	139,117
Cash and cash equivalents at beginning of period	453,257	364,221	225,104
Cash and cash equivalents at end of period	$ 410,087	$453,257	$364,221
Supplemental cash flow disclosures:			
Income taxes paid	$ 16,094	$ 14,757	$ 1,009
Interest paid	$ 475	$ 715	$ 2,323

See the accompanying notes to the consolidated financial statements.

SKYWORKS SOLUTIONS, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME (LOSS)

	Shares of Common Stock	Par value of Common Stock	Shares of Treasury Stock	Value of Treasury Stock	Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss	Total Stockholders' Equity
					(In thousands)			
Balance at October 3, 2008	165,592	$41,398	4,732	$ (33,918)	$1,515,441	$(560,137)	$(1,180)	$ 961,604
Net income	—	—	—	—	—	94,983	—	94,983
Pension adjustment	—	—	—	—	—	—	(200)	(200)
Other comprehensive loss	—	—	—	—	—	—	(200)	(200)
Comprehensive income	—	—	—	—	—	—	—	94,783
Issuance and expense of common shares for stock purchase plans, 401(k) and stock option plans	7,159	1,790	—	—	59,214	—	—	61,004
Reacquisition of equity components of convertible notes	—	—	—	—	(15,432)	—	—	(15,432)
Issuance and expense of common shares for restricted stock and performance shares	390	98	—	—	9,111	—	—	9,209
Shares withheld for taxes	(326)	(82)	326	(2,389)	82	—	—	(2,389)
Balance at October 2, 2009	172,815	$43,204	5,058	$ (36,307)	$1,568,416	$(465,154)	$(1,380)	$1,108,779
Net income	—	—	—	—	—	137,294	—	137,294
Pension adjustment	—	—	—	—	—	—	83	83
Other comprehensive income	—	—	—	—	—	—	83	83
Comprehensive income	—	—	—	—	—	—	—	137,377
Issuance and expense of common shares for stock purchase plans, 401(k) and stock option plans	6,083	1,521	—	—	69,410	—	—	70,931
Reacquisition of equity components of convertible notes (after-tax)	—	—	—	—	(28,832)	—	—	(28,832)
Excess tax benefit from share based compensation	—	—	—	—	11,491	—	—	11,491
Issuance and expense of common shares for restricted stock and performance shares	1,727	432	—	—	20,830	—	—	21,262
Shares withheld for taxes	(362)	(91)	362	(4,412)	91	—	—	(4,412)
Balance at October 1, 2010	180,263	$45,066	5,420	$ (40,719)	$1,641,406	$(327,860)	$(1,297)	$1,316,596
Net income	—	—	—	—	—	226,585	—	226,585
Pension adjustment	—	—	—	—	—	—	(34)	(34)
Other comprehensive loss	—	—	—	—	—	—	(34)	(34)
Comprehensive income	—	—	—	—	—	—	—	226,551
Issuance and expense of common shares for stock purchase plans, 401(k) and stock option plans	6,598	1,650	—	—	100,081	—	—	101,731
Share repurchase program	(2,768)	(692)	2,768	(70,043)	692	—	—	(70,043)
Excess tax benefit from share based compensation	—	—	—	—	17,572	—	—	17,572
Issuance and expense of common shares for restricted stock and performance shares	3,126	781	—	—	35,999	—	—	36,780
Shares withheld for taxes	(833)	(208)	833	(20,092)	208	—	—	(20,092)
Balance at September 30, 2011	186,386	$46,597	9,021	$(130,854)	$1,795,958	$(101,275)	$(1,331)	$1,609,095

See the accompanying notes to the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. DESCRIPTION OF BUSINESS AND BASIS OF PRESENTATION

Skyworks Solutions, Inc. together with its consolidated subsidiaries, ("Skyworks" or the "Company") is an innovator of high reliability analog and mixed signal semiconductors. Leveraging core technologies, Skyworks offers diverse standard and custom linear products supporting automotive, broadband, cellular infrastructure, energy management, industrial, medical, military and cellular handset applications. The Company's portfolio includes amplifiers, attenuators, circulators, detectors, diodes, directional couplers, front-end modules, hybrids, infrastructure RF subsystems, isolators, mixers/demodulators, optocouplers, optoisolators, phase shifters, PLLs/synthesizers/VCOs, power dividers/combiners, receivers, switches and technical ceramics.

The Company has evaluated subsequent events through the date of issuance of the audited consolidated financial statements.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION

All majority owned subsidiaries are included in the Company's Consolidated Financial Statements and all intercompany balances are eliminated in consolidation.

FISCAL YEAR

The Company's fiscal year ends on the Friday closest to September 30. Fiscal years 2011, 2010 and 2009 each consisted of 52 weeks and ended on September 30, 2011, October 1, 2010 and October 2, 2009, respectively.

USE OF ESTIMATES

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The Company evaluates its estimates on an ongoing basis using historical experience and other factors, including the current economic environment. Significant judgment is required in determining the reserves for and fair value of items such as reserves for inventory, income taxes, share-based compensation, loss contingencies, bad debt, contingent consideration associated with business combinations, and fair value assessments of assets and liabilities. In addition, significant judgment is required in determining whether a potential indicator of impairment of long-lived assets exists and in estimating future cash flows for any necessary impairment tests. Management's estimates could differ significantly from actual results.

REVENUE RECOGNITION

Revenues from product sales are recognized upon shipment and transfer of title, in accordance with the shipping terms specified in the arrangement with the customer. Revenue from license fees and intellectual property is recognized when due and payable, and all other criteria of Accounting Standards Codification ("ASC") 605-*Revenue Recognition,* have been met. The Company ships product on consignment to certain customers and only recognizes revenue when the customer notifies us that the inventory has been consumed. Revenue recognition is deferred in all instances where the earnings process is incomplete. Certain product sales are made to electronic component distributors under agreements allowing for price protection and/or a right of return (stock rotation) on unsold products. A reserve for sales returns and allowances for customers is recorded based on historical experience or specific identification of a contractual arrangement necessitating a revenue reserve.

ALLOWANCE FOR DOUBTFUL ACCOUNTS

The Company maintains general allowances for doubtful accounts for losses that they estimate will arise from their customers' inability to make required payments. These reserves require management to apply judgment in deriving estimates. As the Company becomes aware of any specific receivables which may be uncollectable, they perform additional analysis and reserves are recorded if deemed necessary. Determination of such additional specific reserves require management to make judgments and estimates pertaining to factors such as a customer's credit worthiness, intent and ability to pay, and overall financial position. If the data the Company uses to calculate the allowance for doubtful accounts does not reflect the future ability to collect outstanding receivables, additional provisions for doubtful accounts may be needed and its results of operations could be materially affected.

CASH AND CASH EQUIVALENTS

The Company's cash and cash equivalents primarily consist of cash money market funds where the underlying securities primarily consist of United States treasury obligations, United States agency obligations, and repurchase agreements collateralized by United States Government and agency obligations with maturities of 90 days or less.

RESTRICTED CASH

Restricted cash is primarily used to collateralize the Company's open letters of credit.

INVESTMENTS

The Company's investment is classified as available for sale and consists of an auction rate security ("ARS").

FINANCIAL INSTRUMENTS

The carrying value of cash and cash equivalents, accounts receivable, other current assets, accounts payable, short-term debt and accrued liabilities approximates fair value due to short-term maturities of these assets and liabilities. Fair values of long-term debt and investments are based on quoted market prices if available, and if not available a fair value is determined through a discounted cash flow analysis at the date of measurement.

INVENTORY

Inventories are stated at the lower of cost, determined on a first-in, first-out basis, or market. Each quarter, the Company estimates and establishes reserves for excess, obsolete or unmarketable inventory. These reserves are generally equal to the historical cost basis of the excess or obsolete inventory and once recorded are considered permanent adjustments. Calculation of the reserves requires management to use judgment and make assumptions about forecasted demand in relation to the inventory on hand, competitiveness of its product offerings, general market conditions and product life cycles upon which the reserves are based. When inventory on hand exceeds foreseeable demand (generally in excess of twelve months), reserves are established for the value of such inventory that is not expected to be sold.

If actual demand and market conditions are less favorable than those the Company projects, additional inventory reserves may be required and its results of operations could be materially affected. Some or all of the inventories that have been reserved may be retained and made available for sale; however, they are generally scrapped over time.

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are carried at cost less accumulated depreciation and amortization. Depreciation is calculated using the straight-line method. Significant renewals and betterments are capitalized and equipment taken out of service is written off. Maintenance and repairs, as well as renewals of a minor amount, are expensed as incurred.

Estimated useful lives used for depreciation purposes are five to 30 years for buildings and improvements and three to 10 years for machinery and equipment. Leasehold improvements are depreciated over the lesser of the economic life or the life of the associated lease.

VALUATION OF LONG-LIVED ASSETS

Definite lived intangible assets are carried at cost less accumulated amortization. Amortization is calculated on a straight-line basis over the estimated useful lives of the assets. Carrying values for long-lived assets and definite lived intangible assets, which exclude goodwill, are reviewed for possible impairment as circumstances warrant. Factors considered important that could result in an impairment review include significant underperformance relative to expected, historical or projected future operating results, significant changes in the manner of use of assets or the Company's business strategy, or significant negative industry or economic trends. In addition, impairment reviews are conducted at the judgment of management whenever asset / asset group values are deemed to be unrecoverable relative to future undiscounted cash flows expected to be generated by that particular asset / asset group. The determination of recoverability is based on an estimate of undiscounted cash flows expected to result from the use of an asset / asset group and its eventual disposition. Such estimates require management to exercise judgment and make assumptions regarding factors such as future revenue streams, operating expenditures, cost allocation and asset utilization levels, all of which collectively impact future operating performance. The Company's estimates of undiscounted cash flows may differ from actual cash flows due to, among other things, technological changes, economic conditions, changes to its business model or changes in its operating performance. If the sum of the undiscounted cash flows (excluding interest) is less than the carrying value of an asset/asset group, the Company would recognize an impairment loss, measured as the amount by which the carrying value exceeds the fair value of the asset or asset group.

GOODWILL AND INTANGIBLE ASSETS

Goodwill and intangible assets with indefinite useful lives are not amortized but are tested at least annually for impairment in accordance with the provisions of FASB ASC 350 *Intangibles-Goodwill and Other* ("ASC 350"). Intangible assets with indefinite useful lives comprise an insignificant portion of the total book value of the Company's goodwill and intangible assets. The Company assesses the need to test its goodwill for impairment on a regular basis. Pursuant to the guidance provided under Segment Reporting (see Note 18 for further discussion), the Company has determined that it has only one reporting unit for the purposes of allocating and testing goodwill under ASC 350.

The goodwill impairment test is a two-step process. The first step of the Company's impairment analysis compares its fair value to its net book value to determine if there is an indicator of impairment. To determine fair value, ASC 350 allows for the use of several valuation methodologies, although it states that quoted market prices are the best evidence of fair value and shall be used as the basis for measuring fair value where available. In the Company's assessment of its fair value, the Company considers the closing price of its common stock on the selected testing date, the number of shares of its common stock outstanding during such period and other marketplace activity and related control premiums. If the calculated fair value is determined to be less than the book value of the Company, then the Company performs step two of the impairment analysis. Step two of the analysis compares the implied fair value of the Company's goodwill to the book value of its goodwill. If the book value of the Company's goodwill exceeds the implied fair value of its goodwill, an impairment loss is recognized equal to that excess. In step two of the Company's annual impairment analysis, the Company primarily uses the income approach methodology of valuation, which includes the discounted cash flow method as well as other generally accepted valuation methodologies, to determine the implied fair value of the Company's goodwill. Significant management judgment is required in preparing the forecasts of future operating results that are used in the discounted cash flow method of valuation. Should step two of the impairment test be required, the estimates management would use would be consistent with the plans and estimates that the Company uses to manage its business. In addition to testing goodwill for impairment on an annual basis, factors such as unexpected adverse business conditions, deterioration of the economic climate, unanticipated technological changes, adverse changes in the competitive environment, loss of key personnel and acts by governments and courts, are considered by management and may signal that the Company's intangible assets have become impaired and result in additional interim impairment testing.

In fiscal year 2011, the Company performed an impairment test of its goodwill as of the first day of the fourth fiscal quarter in accordance with the Company's regularly scheduled annual testing. The results of this test indicated that none of the Company's goodwill was impaired based on step one of the test; accordingly step two of the test was not performed.

SHARE-BASED COMPENSATION

The Company applies ASC 718 *Compensation-Stock Compensation* ("ASC 718") which requires the measurement and recognition of compensation expense for all share-based payment awards made to employees and directors including employee stock options, employee stock purchases related to the Company's 2002 Employee Stock Purchase Plan, restricted stock and other special share-based awards based on estimated fair values. The Company adopted ASC 718 using the modified prospective transition method, which requires the application of the applicable accounting standard as of October 1, 2005, the first day of the Company's fiscal year 2006.

The fair value of stock-based awards is amortized over the requisite service period, which is defined as the period during which an employee is required to provide service in exchange for an award. The Company uses a straight-line attribution method for all grants that include only a service condition. Due to the existence of both performance and service conditions, certain restricted stock grants are expensed over the service period for each separately vesting tranche.

Share-based compensation expense recognized during the period is based on the value of the portion of share-based payment awards that is ultimately expected to vest during the period. Share-based compensation expense recognized in the Company's Consolidated Statement of Operations for the fiscal year ended September 30, 2011 only included share-based payment awards granted subsequent to September 30, 2005 based on the grant date fair value estimated in accordance with the provisions of ASC 718. As share-based compensation expense recognized in the Consolidated Statement of Operations for the fiscal year ended September 30, 2011 is based on awards ultimately expected to vest, it has been reduced for estimated forfeitures. ASC 718 requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

Upon adoption of ASC 718, the Company elected to retain its method of valuation for share-based awards using the Black-Scholes option-pricing model ("Black-Scholes model") which was also previously used for the Company's pro forma information required under the previous authoritative literature governing stock compensation expense. The Company's determination of fair value of share-based payment awards on the date of grant using the Black-Scholes model is affected by the Company's stock price as well as assumptions regarding a number of highly complex and subjective variables. These variables include, but are not limited to; the

Company's expected stock price volatility over the term of the awards, and actual and projected employee stock option exercise behaviors. The determination of fair value of restricted share awards is based on the value of the Company's stock on the date of grant. For more complex awards with market-based performance conditions, the Company employs a Monte Carlo simulation method which calculates many potential outcomes for an award and establishes fair value based on the most likely outcome.

DEFERRED FINANCING COSTS

Financing costs are capitalized as an asset on the Company's balance sheet and amortized on a straight-line basis over the life of the financing. If debt is extinguished early, a proportionate amount of deferred financing costs is charged to earnings.

INCOME TAXES

The Company uses the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. This method also requires the recognition of future tax benefits such as net operating loss carry forwards, to the extent that realization of such benefits is more likely than not. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The carrying value of the Company's net deferred tax assets assumes the Company will be able to generate sufficient future taxable income in certain tax jurisdictions, based on estimates and assumptions. If these estimates and related assumptions change in the future, the Company may be required to record additional valuation allowances against its deferred tax assets resulting in additional income tax expense in its consolidated statement of operations. Management evaluates the realizability of the deferred tax assets and assesses the adequacy of the valuation allowance quarterly. Likewise, in the event the Company were to determine that it would be able to realize its deferred tax assets in the future in excess of their net recorded amount, an adjustment to the deferred tax assets would increase income or decrease the carrying value of goodwill in the period such determination was made.

The determination of recording or releasing tax valuation allowances is made, in part, pursuant to an assessment performed by management regarding the likelihood that the Company will generate future taxable income against which benefits of its deferred tax assets may or may not be realized. This assessment requires management to exercise significant judgment and make estimates with respect to its ability to generate revenues, gross profits, operating income and taxable income in future periods. Amongst other factors, management must make assumptions regarding overall business and semiconductor industry conditions, operating efficiencies, the Company's ability to develop products to its customers' specifications, technological change, the competitive environment and changes in regulatory requirements which may impact its ability to generate taxable income and, in turn, realize the value of its deferred tax assets.

The calculation of the Company's tax liabilities includes addressing uncertainties in the application of complex tax regulations. With the implementation effective September 29, 2007, ASC 740 — *Income Taxes* ("ASC 740") clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with GAAP. ASC 740 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return.

The Company recognizes liabilities for anticipated tax audit issues in the United States and other tax jurisdictions based on its recognition threshold and measurement attribute of whether it is more likely than not that the positions the Company has taken in tax filings will be sustained upon tax audit, and the extent to which, additional taxes would be due. If payment of these amounts ultimately proves to be unnecessary, the reversal of the liabilities would result in tax benefits being recognized in the period in which it is determined the liabilities are no longer necessary. If the estimate of tax liabilities proves to be less than the ultimate assessment, a further charge to expense would result.

RESEARCH AND DEVELOPMENT COSTS

Research and development costs are expensed as incurred.

LOSS CONTINGENCIES

The Company records its best estimates of a loss contingency when it is considered probable and the amount can be reasonably estimated. When a range of loss can be reasonably estimated with no best estimate in the range, the Company records the minimum estimated liability related to the claim. As additional information becomes available, the Company assesses the potential liability related to the Company's pending loss contingency and revises its estimates. The Company's costs, including legal costs are recorded to expense as incurred.

ACCUMULATED OTHER COMPREHENSIVE LOSS

The Company accounts for comprehensive loss in accordance with the provisions of ASC 220—*Comprehensive Income* ("ASC 220"). ASC 220 is a financial statement presentation standard that requires the Company to disclose non-owner changes included in equity but not included in net income or loss. Accumulated other comprehensive loss presented in the financial statements consists of adjustments to the Company's auction rate securities and minimum pension liability as follows (in thousands):

	Pension Adjustments	Auction Rate Securities Adjustment	Accumulated Other Comprehensive Loss
Balance as of October 2, 2009	$(468)	$(912)	$(1,380)
Pension adjustment	83	—	83
Balance as of October 1, 2010	$(385)	$(912)	$(1,297)
Pension adjustment	(34)	—	(34)
Balance as of September 30, 2011	$(419)	$(912)	$(1,331)

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In December 2010, the FASB issued Accounting Standards Update ("ASU") -2010-29 *Business Combinations* which addresses the diversity in practice about the interpretations of the pro forma revenue and earnings disclosure requirements for business combinations. This update requires public entities that present comparative financial statements to disclose revenue and earnings of the combined entity as though the business combination(s) that occurred during the year had occurred as of the beginning of the comparable prior annual reporting period only. The amendment also expands the supplemental pro forma disclosures to include a description of the nature and amount of material, nonrecurring pro forma adjustments that are included in the pro forma revenue and earnings. This guidance is effective on a prospective basis for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning after December 15, 2010. The Company elected to early adopt this standard and it did not have a material impact on its financial position or results of operations.

In December 2010 and September 2011, the FASB issued ASU 2010-28 and ASU 2011-08 *Intangibles — Goodwill and Other*, respectively, which both modify the annual goodwill impairment testing procedures. ASU 2010-28 focuses on the carrying amount of goodwill for purposes of performing step one of the goodwill test and ASU 2011-08 focuses on allowing entities the ability to first assess the qualitative factors to determine whether it is necessary to perform the two-step quantitative goodwill impairment test. Both of these updates are effective for annual and interim reporting periods beginning after December 15, 2011 and early adoption is permitted. ASU 2010-28 requires retrospective application. The Company elected not to early adopt either of these updates and does not expect the adoption will have a material impact on its goodwill impairment calculation, financial position or results of operations.

In May 2011, the FASB issued ASU-2011-04 *Fair Value Measurement* that modifies the fair value measurements and disclosure requirements in U.S. GAAP and IFRS. This newly issued accounting standard clarifies the application of certain existing fair value measurement guidance and expands the disclosures for fair value measurements that are estimated using significant unobservable inputs. This guidance is effective on a prospective basis for annual and interim reporting periods beginning after December 15, 2011. The Company does not expect that adoption of this standard will have a material impact on its financial position or results of operations.

In June 2011, the FASB issued ASU 2011-05 *Statement of Comprehensive Income* which (1) eliminates the option to present the components of other comprehensive income as part of the statement of changes in stockholders' equity; (2) requires the consecutive presentation of the statement of net income and other comprehensive income; and (3) requires an entity to present reclassification adjustments on the face of the financial statements from other comprehensive income to net income. The FASB is currently considering deferral of the third requirement under this ASU but has not made a decision regarding the outcome as of the date of this annual report. This amendment does not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income nor does this amendment affect how earnings per share is calculated or presented. This guidance is required to be applied retrospectively and is effective for fiscal years and interim periods beginning after December 15, 2011. The Company does not expect that adoption of this standard will have a material impact on its financial position or results of operations.

3. BUSINESS COMBINATIONS

On April 27, 2011, the Company acquired 100% ownership of a private company engaged in the design and manufacturing of optical components for $28.8 million (net of cash acquired and including an estimated fair value of $2.0 million of contingent consideration which is not materially different than the maximum earn-out level). The acquisition has an immaterial impact to the Company's results of operations (i.e., contributed less than one percent of net revenue for the fiscal year ended September 30, 2011) and accordingly, the disclosures required per the business combination topic of the Accounting Standards Codification have been excluded from this annual report. Although the purchase price allocation is preliminary, the Company has recognized assets primarily related to intellectual property, land, building and goodwill.

On June 10, 2011, the Company completed the acquisition of SiGe Semiconductor, Inc. ("SiGe"), a semiconductor provider. The Company acquired a 100% ownership interest in SiGe for an aggregate purchase price of $278.9 million in cash, including contingent consideration, payable in cash, approximately one year from the acquisition date, with an estimated fair value of $57.4 million. The possible outcome of the contingent consideration ranges from zero to $65.0 million and is based on the achievement of a specified revenue target over the twelve month period following the date of the acquisition. SiGe is a leading global supplier of RF front-end solutions that facilitate wireless multimedia across a wide range of applications. The acquisition of SiGe complements the Company's leadership in wide area front-end solutions by adding SiGe's innovative short range, silicon-based products. As a result, the Company now offers customers a more comprehensive wireless networking product portfolio, supporting all key operating frequencies with greater architectural flexibility to address a variety of high growth applications.

The allocation of purchase price consideration in the Company's acquisition of SiGe to the assets and liabilities was not finalized at the time of filing this annual report due to the proximity of the acquisition date of June 10, 2011 to the end of the fiscal year, September 30, 2011. The Company has, however, completed a preliminary purchase price allocation and accordingly, the Company has reflected a preliminary allocation of the purchase price in the accompanying financial statements. The preliminary allocation of the purchase price was based upon estimates and assumptions which are subject to change within the measurement period (up to one year from the acquisition date). The preliminary allocation of the purchase price is based on the estimated fair values of the assets acquired and liabilities assumed by major class related to the SiGe acquisition and are reflected in the accompanying financial statements as follows (in thousands):

	June 10, 2011
Estimated fair value of assets acquired	
Cash and cash equivalents	$ 6,689
Receivables, net	14,176
Inventory	17,457
Other current assets	2,942
Property, plant and equipment	3,551
Deferred tax assets, net	20,648
Intangible assets	74,270
Goodwill	162,387
Total assets acquired	302,120
Estimated fair value of liabilities assumed	
Total liabilities assumed	(23,188)
Net assets acquired	$278,932

The allocation of purchase price is considered preliminary until the end of the measurement period. However, during the fiscal year ended September 30, 2011, the Company recorded adjustments to its purchase accounting for SiGe as reported during the third fiscal quarter. The Company reduced the total consideration paid as a result of a net working capital adjustment and recorded additional deferred tax assets. Both of these adjustments resulted in a reduction of goodwill as of September 30, 2011.

The preliminary amount of purchase price allocated to goodwill of $162.4 million relates to revenue and cost synergies the Company expects to capitalize on as a result of the business combination. Substantially all of the goodwill recognized as a result of the SiGe acquisition is not expected to be deductible for tax purposes.

The preliminary amount of the purchase price allocated to identified intangible assets recognized in the acquisition of SiGe and the respective estimated useful lives as of June 10, 2011 were as follows (in thousands):

	Fair Value	Weighted Average Amortization Period (in Years)
Intellectual property	$36,660	5
Customer relationships	26,200	5
In-process research and development	4,510	TBD
Backlog	3,900	0.3
Trademark	3,000	5
Total identifiable intangible assets	$74,270	

Intellectual property primarily represents the fair value of the SiGe product technologies (including patents) acquired. Customer relationships represent the fair value of the underlying relationships and agreements with SiGe customers. In-process research and development represents the fair value of incomplete SiGe research and development projects that had not reached technological feasibility as of the acquisition date, June 10, 2011. Because of the uncertainty related to the completion of these projects, the Company has determined that the amortization period will be established when the projects are completed. If a project is determined to be cancelled or does not meet technological feasibility, the value associated with that project will be written off in the period the determination is made. Backlog represents the fair value of SiGe unfilled orders as of the acquisition date, June 10, 2011. The trademark represents the brand and name recognition associated with the marketing of SiGe products and was determined to have a finite life. The Company used a combination of income approaches to assess the preliminary fair values of the intangible assets and as a result, considers the fair value of these acquired assets to be Level 3 assets due to the significant assumptions used in the valuation. See Note 5, Fair Value for the definition of Level 3 assets.

Net revenue and net income for acquisitions completed during the fiscal year ended September 30, 2011 have been included in the consolidated statements of operations from their respective acquisition dates. SiGe contributed approximately $39.7 million of net revenue to the consolidated results of operations for the fiscal year ended September 30, 2011. The impact of SiGe's ongoing operations on the Company's net income was insignificant to the fiscal year ended September 30, 2011. The transaction related costs associated to the SiGe acquisition were considered immaterial and included within selling, general and administrative expense for the fiscal year ended September 30, 2011.

The unaudited pro forma financial results for the fiscal years ended September 30, 2011 and October 1, 2010 combine the unaudited historical results of Skyworks along with the unaudited historical results of SiGe for the fiscal years ended September 30, 2011 and October 1, 2010, respectively. The results include the effects of unaudited pro forma adjustments as if SiGe was acquired on October 3, 2009. There were no material nonrecurring pro forma adjustments in the calculation of revenue or earnings. The pro forma financial results presented below do not include any anticipated synergies or other expected benefits of the acquisition. These results are presented for informational purposes only and are not necessarily indicative of future operations (in thousands, except per share amounts):

	Fiscal Years Ended	
	September 30, 2011	October 1, 2010
Revenue	$1,490,960	$1,174,057
Net income	$ 209,016	$ 129,258
Basic EPS	$ 1.14	$ 0.74
Diluted EPS	$ 1.10	$ 0.71

Pending acquisition

On May 26, 2011, the Company announced it had entered into an agreement and plan of merger (the "Merger Agreement") with PowerCo Acquisition Corp., a wholly owned subsidiary of the Company ("Merger Sub") and Advanced Analogic Technologies Incorporated ("AATI") pursuant to which the Merger Sub will, subject to the satisfaction or waiver of the conditions in the Merger Agreement, merge with and into AATI, and AATI will survive the merger and become a wholly owned subsidiary of the Company (the "Merger"). Pursuant to the terms of the Merger Agreement, at the effective time of the Merger, each outstanding share of AATI common stock (except for shares held directly or indirectly by the Company, Merger Sub, AATI or any wholly owned subsidiary of AATI, and except for shares of AATI common stock held by stockholders exercising dissenter's rights) will automatically be converted into the right to receive an aggregate of $6.13 per share, payable in the form of 0.08725 of a share of the Company's common stock (the "stock consideration") and an adjustable cash amount in the initial calculated amount of $3.68 (the "cash consideration" and, together with the stock consideration, the "merger consideration"), without interest and less applicable withholding taxes. The amount of the stock consideration was based on the average last sale price of Skyworks common stock (at the 4 p.m. Eastern Time end of Nasdaq regular trading hours) over the 30-trading days prior to May 26, 2011. At that average price, the stock consideration had a nominal value of $2.45 and the nominal aggregate combined value of the cash consideration and the stock consideration was $6.13. The final cash consideration will depend on the closing value of the stock consideration, calculated on the basis of Skyworks' average reported last sale price in regular Nasdaq trading during a five-trading-day measurement period preceding the closing of the merger. If the closing value of the stock consideration is less than $2.45, the cash consideration will increase by the amount of the shortfall. If the closing value of the stock consideration is more than $2.45, the cash consideration will decrease by the amount of the excess. If the closing value of the stock consideration is exactly $2.45, the cash consideration will remain unchanged at $3.68. In each case, the merger consideration will maintain a constant nominal aggregate combined value of $6.13 per share of AATI common stock. If the Company's average last reported sale price during the pre-closing measurement period is less than $21.00 per share, the Company has the right to pay the entire $6.13 in cash, and in that event, AATI stockholders would not receive any shares of the Company's Common Stock in the merger for their outstanding shares of AATI common stock, and would instead receive $6.13 entirely in cash. In the event that the Company's stock price is below $21.00 per share on the date of acquisition and elects an all cash transaction, the Company expects to pay approximately $190.0 million to $200.0 million in cash net of approximately $80.0 million to $90.0 million of cash expected to be acquired in the transaction. For additional information regarding the pending acquisition, see Note 14, Contingencies.

4. MARKETABLE SECURITIES

The Company accounts for its investment in marketable securities in accordance with ASC 320-*Investments-Debt and Equity Securities* ("ASC 320"), and classifies them as "available for sale". At September 30, 2011, these securities consisted of $3.2 million par value in ARS, with a carrying value of $2.3 million. The difference between the par value and the carrying value is categorized as a temporary loss in other comprehensive income. The Company receives the scheduled interest payments in accordance with the terms of the ARS. The Company closely monitors and evaluates the appropriate accounting treatment in each reporting period for the ARS.

5. FAIR VALUE

In accordance with ASC 820 — *Fair Value Measurements and Disclosure* ("ASC 820"), the Company groups its financial assets and liabilities measured at fair value on a recurring basis in three levels, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value. These levels are:

Level 1 — Valuation is based upon quoted market price for identical instruments traded in active markets.

Level 2 — Valuation is based upon quoted market prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market.

Level 3 — Valuation is generated from model-based techniques that use significant assumptions not observable in the market. Valuation techniques include use of discounted cash flow models and similar techniques.

The Company has cash equivalents classified as Level 1 and has no Level 2 securities. The Company's ARS, discussed in Note 4, Marketable Securities, are classified as Level 3 assets. There have been no transfers between Level 1, Level 2 or Level 3 assets during the fiscal year ended September 30, 2011. There have been no purchases, sales, issuances or settlements of the marketable securities classified as Level 3 assets during the fiscal year ended September 30, 2011.

The Company has classified its contingent consideration recorded for business combinations as a Level 3 liability. There have been no transfers of or changes to the value of this Level 3 liability during the fiscal year ended September 30, 2011.

Assets and Liabilities Measured and Recorded at Fair Value on a Recurring Basis

The Company measures certain financial assets and liabilities at fair value on a recurring basis such as our financial instruments, marketable securities and contingent consideration related to business combinations. As of September 30, 2011 the financial assets and liabilities measured on a recurring basis at fair value consist of the following (in thousands):

		Fair Value Measurements		
	Total	**Quoted Prices in Active Markets for Identical Assets (Level 1)**	**Significant Other Observable Inputs (Level 2)**	**Significant Unobservable Inputs (Level 3)**
Assets				
Money market	$329,417	$329,417	$ —	$ —
Auction rate securities	2,288	—	—	2,288
Total	331,705	329,417	—	2,288
Liabilities				
Contingent consideration liability recorded for business combinations	$ 59,400	$ —	$ —	$59,400

Non-Financial Assets Measured and Recorded at Fair Value on a Nonrecurring Basis

The Company's non-financial assets and liabilities, such as goodwill, intangible assets, and other long lived assets resulting from business combinations are measured at fair value at the date of acquisition and subsequently re-measured if there is an indicator of impairment. There were no indicators of impairment identified during the fiscal year ended September 30, 2011.

6. INVENTORY

Inventory consists of the following (in thousands):

	As of	
	September 30, 2011	October 1, 2010
Raw materials	$ 18,565	$ 16,108
Work-in-process	92,601	74,701
Finished goods	73,633	20,209
Finished goods held on consignment by customers	13,384	14,041
Total inventories	$198,183	$125,059

7. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consist of the following (in thousands):

	As of	
	September 30, 2011	October 1, 2010
Land and improvements	$ 11,024	$ 10,082
Buildings and improvements	53,397	47,734
Furniture and fixtures	26,325	24,784
Machinery and equipment	568,563	455,157
Construction in progress	13,929	28,901
Total property, plant and equipment, gross	673,238	566,658
Accumulated depreciation and amortization	(421,873)	(362,295)
Total property, plant and equipment, net	$ 251,365	$ 204,363

8. GOODWILL AND INTANGIBLE ASSETS

Intangible assets consist of the following (in thousands):

	Weighted Average Amortization Period Remaining (Years)	As of September 30, 2011			As of October 1, 2010		
		Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Amortizing intangible assets							
Developed technology	1.9	$ 20,660	$(13,751)	$ 6,909	$14,150	$(10,862)	$ 3,288
Customer relationships	3.6	57,510	(21,828)	35,682	21,510	(15,894)	5,616
Patents and other	4.0	53,896	(13,548)	40,348	5,966	(5,630)	336
Total amortizing intangibles		132,066	(49,127)	82,939	41,626	(32,386)	9,240
Nonamortizing intangible assets							
Trademarks		3,869	—	3,869	3,269	—	3,269
Total intangible assets		$135,935	$(49,127)	$86,808	$44,895	$(32,386)	$12,509

The changes in the gross carrying amount of goodwill and intangible assets are as follows (in thousands):

	Goodwill	Developed Technology	Customer Relationships	Patents and Other	Nonamortizing Trademarks	Total
Balance as of October 2, 2009	$482,893	$13,750	$21,510	$ 5,966	$3,269	$527,388
Additions during period	2,731	400	—	—	—	3,131
Deductions during year	(37)	—	—	—	—	(37)
Balance as of October 1, 2010	485,587	14,150	21,510	5,966	3,269	530,482
Additions during period	177,529	6,510	36,000	47,930	600	268,569
Deductions during year	(75)	—	—	—	—	(75)
Balance as of September 30, 2011	$663,041	$20,660	$57,510	$53,896	$3,869	$798,976

The increases in goodwill and intangible assets during the fiscal year ended September 30, 2011 resulted from the acquisitions, primarily SiGe, during the fiscal year ended September 30, 2011 as discussed in Note 3, Business Combinations.

The Company tests its goodwill and non-amortizing trademarks for impairment annually as of the first day of its fourth fiscal quarter and in interim periods if certain events occur indicating that the carrying value of goodwill or non-amortizing trademarks may be impaired. The results of the annual impairment tests indicated that none of the goodwill or trademarks had been impaired during the year and as a result, step two was not performed. There were no other indicators of impairment noted during the fiscal year ended September 30, 2011.

Annual amortization expense for the next five years related to intangible assets is expected to be as follows (in thousands):

	2012	2013	2014	2015	2016
Amortization expense	$25,599	$19,810	$15,211	$13,172	$9,147

The increase in amortization expense during the fiscal year ended September 30, 2011 relates to the identifiable assets acquired as part of the business combinations noted in Note 3, Business Combinations.

9. BORROWING ARRANGEMENTS

LONG-TERM DEBT

On March 2, 2007, the Company issued $200.0 million aggregate principal amount of convertible subordinated notes ("2007 Convertible Notes"). The offering contained two tranches. The first tranche consisted of $100.0 million of 1.25% convertible subordinated notes due March 2010 (the "1.25% Notes") which have been retired. The second tranche consisted of $100.0 million aggregate principal amount of 1.50% convertible subordinated notes due March 2012 (the "1.50% Notes"). As of September 30, 2011, $26.7 million aggregate principal amount of our 1.50% Notes remains outstanding. The Company pays interest in cash semi-annually in arrears on March 1 and September 1 of each year on the 1.50% Notes. The conversion price of the 1.50% Notes is 105.0696 shares per $1,000 principal amount of notes to be redeemed, which is the equivalent of a conversion price of approximately $9.52 per share, plus accrued and unpaid interest, if any, to the conversion date. Holders of the remaining $26.7 million aggregate principal balance of the 1.50% Notes may require the Company to repurchase the 1.50% Notes upon a change in control of the Company.

Holders may convert the 1.50% Notes at any time on or prior to the close of business on the final maturity date. If a holder of a 1.50% Note elects to convert such Notes at maturity, the Company may continue to choose to deliver to the holder either cash, shares of its common stock or a combination of cash and shares of its common stock to settle the conversion. This cash settlement provision permits the application of the treasury stock method in determining potential share dilution of the conversion spread should the share price of the Company's common stock exceed $9.52. It has been the Company's historical practice to cash settle the principal and interest components of convertible debt instruments, and it is our intention to continue to do so in the future, including with respect to the 1.50% Notes.

As of September 30, 2011, the $26.1 million carrying value of the 1.50% Notes was deemed a current liability and accordingly was classified as short-term debt. Long-term debt consists of these convertible notes with a carrying value of $24.7 million as of October 1, 2010. As of September 30, 2011, using a closing price of our common stock of $17.96, the actual "if converted" value of the remaining 1.50% Notes was $50.3 million which exceeds the related principal amount by approximately $23.6 million. The actual amount of the cash premium will be calculated based on the 20 day average stock price prior to maturity.

On October 3, 2009, the Company adopted ASC 470-20 — *Debt, Debt with Conversions and Other Options* ("ASC 470-20"). which requires the issuer of convertible debt instruments with cash settlement features to separately account for the liability and equity components of the convertible debt instrument and requires retrospective application to all periods presented in the financial statements to which it is applicable. ASC 470-20 applies to the Company's 2007 Convertible Notes. Using a non-convertible borrowing rate of 6.86%, the Company estimated the fair value of the liability component of the $100.0 million aggregate principal amount of the 1.50% Notes to be $77.3 million as of October 3, 2009. As of the issuance date, the difference between the fair value of the liability component of the 1.50% Notes and the corresponding aggregate principal amount of such notes, which is equal to the fair value of the equity component of the 1.50% Notes, $22.7 million, was retrospectively recorded as a debt discount and as an increase to additional paid-in capital, net of tax. The discount of the liability component of the 1.50% Notes is being amortized over the life of the instrument.

During the fiscal year ending October 1, 2010, the Company redeemed the remaining $32.6 million of aggregate principal amount of the 1.25% Notes and redeemed $20.4 million of aggregate principal amount of the 1.50% Notes. The Company paid a cash premium (cash paid less principal amount) of $15.1 million and $12.4 million on the retirements of the 1.25% and 1.50% Notes, respectively. After applying ASC 470-20, the Company recorded a net loss on the transaction of approximately $0.1 million (including commissions and deferred financing).

The following tables provide additional information about the Company's 2007 Convertible Notes (in thousands):

	As of	
	September 30, 2011	October 1, 2010
Equity component of the convertible notes outstanding	$ 6,061	$ 6,061
Principal amount of the convertible notes	26,677	26,677
Unamortized discount of the liability component	588	1,934
Net carrying amount of the liability component	26,089	24,743

	Fiscal Years Ended	
	September 30, 2011	October 1, 2010
Effective interest rate on the liability component	6.86%	6.86%
Cash interest expense recognized (contractual interest)	$ 400	$ 734
Effective interest expense recognized	$ 1,345	$ 2,502

The remaining unamortized discount on the 1.50% Notes will be amortized over the next six months. The number of shares underlying the remaining 1.50% Notes was approximately 2.8 million for both fiscal years ended September 30, 2011 and October 2, 2010, respectively.

SHORT-TERM DEBT

As of September 30, 2011, the $26.1 million carrying value of the 1.50% Notes was classified as short-term debt.

The Company's short-term debt balance as of October 1, 2010 consisted of a $50.0 million credit facility, which the Company repaid and terminated during the first quarter of fiscal 2011.

10. INCOME TAXES

Income before income taxes consists of the following components (in thousands):

	Fiscal Years Ended		
	September 30, 2011	October 1, 2010	October 2, 2009
United States	$208,926	$164,094	$65,603
Foreign	84,960	30,980	4,153
	$293,886	$195,074	$69,756

The provision (benefit) for income taxes consists of the following (in thousands):

	Fiscal Years Ended		
	September 30, 2011	October 1, 2010	October 2, 2009
Current tax expense (benefit):			
Federal	$25,421	$11,855	$ (251)
State	422	946	(413)
Foreign	4,340	684	966
	30,183	13,485	302
Deferred tax expense (benefit):			
Federal	35,053	44,072	—
State	(1,048)	(2,846)	—
Foreign	961	235	(93)
	34,966	41,461	(93)
Change in valuation allowance	2,152	2,834	(25,436)
Provision (benefit) for income taxes	$67,301	$57,780	$(25,227)

The actual income tax expense is different than that which would have been computed by applying the federal statutory tax rate to income before income taxes. A reconciliation of income tax expense as computed at the United States federal statutory income tax rate to the provision for income tax expense follows (in thousands):

	Fiscal Years Ended		
	September 30, 2011	October 1, 2010	October 2, 2009
Tax expense at United States statutory rate	$102,860	$68,276	$ 24,415
Foreign tax rate difference	(24,394)	(8,889)	(580)
Deemed dividend from foreign subsidiary	43	884	774
Research and development credits	(17,720)	(5,820)	(7,211)
Change in tax reserve	9,405	4,413	295
Change in valuation allowance	2,152	2,834	(39,089)
Non deductible debt retirement premium	—	64	(3,508)
Alternative minimum tax	—	—	(958)
Domestic production activities deduction	(6,055)	(2,263)	—
International restructuring	—	(3,468)	—
Other, net	1,010	1,749	635
Provision (benefit) for income taxes	$ 67,301	$57,780	$(25,227)

On October 2, 2010, the Company expanded its presence in Asia by launching operations in Singapore. The Company operates under a tax holiday in Singapore, which is effective through September 30, 2020. The tax holiday is conditional upon the Company's compliance in meeting certain employment and investment thresholds in Singapore.

As a result of the enactment of the Tax Relief Act of 2010 which retroactively reinstated and extended the research and development tax credit, $6.2 million of federal research and development tax credits which were earned in fiscal year 2010 reduced our tax rate during the year ended September 30, 2011.

During fiscal year 2010, the Company restructured its international operations resulting in a tax benefit of $3.5 million. This consisted of a tax benefit of $6.3 million due to reassessing the United States income tax required to be recorded on earnings of our operations in Mexico, offset by $2.8 million of tax provision related to the transfer of assets to an affiliated foreign company. As a result of this restructuring, the Company is no longer required to assess United States income tax on the earnings of its Mexican business.

Deferred income tax assets and liabilities consist of the tax effects of temporary differences related to the following (in thousands):

	Fiscal Years Ended	
	September 30, 2011	October 1, 2010
Deferred Tax Assets:		
Current:		
Inventory	$ 4,181	$ 4,451
Bad debts	162	427
Accrued compensation and benefits	3,946	2,536
Product returns, allowances and warranty	1,222	572
Restructuring	515	794
Other — net	998	943
Current deferred tax assets	11,024	9,723
Less valuation allowance	(2,431)	(2,130)
Net current deferred tax assets	8,593	7,593
Long-term:		
Intangible assets	7,660	9,422
Retirement benefits and deferred compensation	27,921	21,327
Net operating loss carry forwards	22,143	6,120
Federal tax credits	37,717	28,243
State investment credits	26,111	24,173
Long-term deferred tax assets	121,552	89,285
Less valuation allowance	(36,943)	(23,480)
Net long-term deferred tax assets	84,609	65,805
Deferred tax assets	132,576	99,008
Less valuation allowance	(39,374)	(25,610)
Net deferred tax assets	93,202	73,398
Deferred Tax Liabilities:		
Current:		
Prepaid insurance	(723)	(724)
Current deferred tax liabilities	(723)	(724)
Long-term:		
Property, plant and equipment	(18,084)	(4,636)
Other — net	(208)	(272)
Intangible assets	(5,943)	(329)
Long-term deferred tax liabilities	(24,235)	(5,237)
Net deferred tax liabilities	(24,958)	(5,961)
Total deferred tax assets	$ 68,244	$ 67,437

In accordance with GAAP, management has determined that it is more likely than not that a portion of its historic and current year income tax benefits will not be realized. As of September 30, 2011, the Company has maintained a valuation allowance of $39.4 million. This valuation allowance is comprised of $26.1 million related to U.S. State tax credits and $13.3 million related to foreign deferred tax assets of which $11.6 million are foreign deferred tax assets acquired from SiGe. If these benefits are recognized in a future period the valuation allowance on deferred tax assets will be reversed and up to a $39.0 million income tax benefit, and up to a $0.4 million reduction to goodwill may be recognized. The Company will need to generate $180.2 million of future United States federal taxable income to utilize our United States deferred tax assets as of September 30, 2011.

Based on the Company's evaluation of the realizability of its United States net deferred tax assets and other future deductible items through the generation of future taxable income, during fiscal year 2010 the Company recognized a net decrease in its valuation allowance of $1.0 million. The change in the valuation allowance resulted in a tax expense of $2.8 million and an increase to additional paid-in capital of $3.8 million.

On February 20, 2009, the California governor signed into law tax legislation that permitted California taxpayers to apportion their income using a single sales factor apportionment formula for tax years beginning on or after January 1, 2011. As a result of this legislation, the Company recognized a net decrease to its deferred tax assets as of September 30, 2011 of $0.8 million, resulting in a corresponding tax expense.

The Mexican presidential decree allowing Mexican Maquiladoras to calculate their tax using an income based method was set to expire on December 31, 2011. Accordingly, the Company would then be required to use the alternative Flat Tax Regime to compute its annual tax. This resulted in a decrease in the Company's deferred tax assets of $1.1 million and a corresponding tax expense. After September 30, 2011, but prior to the release of the Company's financial statement, the Mexican Government extended the special tax incentives for Mexican Maquiladoras. As a result, the Company expects to recognize an increase to its deferred tax assets and a corresponding tax benefit in the first quarter of fiscal year 2012.

Deferred tax assets are recognized for foreign operations when management believes it is more likely than not that the deferred tax assets will be recovered during the carry forward period. The Company will continue to assess its valuation allowance in future periods.

As of September 30, 2011, the Company has United States federal net operating loss carry forwards of approximately $60.5 million, including $43.3 million related to the acquisition of SiGe, which will expire at various dates through 2030 and aggregate state net operating loss carry forwards of approximately $1.3 million, which will expire at various dates through 2020. The utilization of these net operating losses is subject to certain annual limitations as required under Internal Revenue Code section 382 and similar state income tax provisions. The Company also has United States federal and state income tax credit carry forwards of approximately $80.1 million, of which $23.0 million of federal income tax credit carry forwards have not been recorded as a deferred tax asset. The United States federal tax credits expire at various dates through 2031. The state tax credits relate primarily to California research tax credits which can be carried forward indefinitely.

The Company has continued to expand its operations and increase its investments in numerous international jurisdictions. These activities will increase the Company's earnings attributable to foreign jurisdictions. As of September 30, 2011, no provision has been made for United States federal, state, or additional foreign income taxes related to approximately $147.0 million of undistributed earnings of foreign subsidiaries which have been or are intended to be permanently reinvested. It is not practicable to determine the United States federal income tax liability, if any, which would be payable if such earnings were not permanently reinvested.

The Company's gross unrecognized tax benefits totaled $32.1 million and $19.9 million as of September 30, 2011 and October 1, 2010, respectively. Of the total unrecognized tax benefits at September 30, 2011, $19.7 million would impact the effective tax rate, if recognized. The remaining unrecognized tax benefits would not impact the effective tax rate, if recognized, due to the Company's valuation allowance and certain positions which were required to be capitalized. There are no positions which the Company anticipates could change within the next twelve months.

A reconciliation of the beginning and ending amount of gross unrecognized tax benefits is as follows (in thousands):

Balance at October 1, 2010	$19,900
Increases based on positions related to prior years	935
Increases based on positions related to current year	11,334
Decreases relating to settlements with taxing authorities	—
Decreases relating to lapses of applicable statutes of limitations	(33)
Balance at September 30, 2011	$32,136

The Company's major tax jurisdictions as of September 30, 2011 are the United States, California, Iowa, Singapore and Canada. For the United States, the Company has open tax years dating back to fiscal year 1998 due to the carry forward of tax attributes. For California and Iowa, the Company has open tax years dating back to fiscal year 2002 due to the carry forward of tax attributes. For Singapore, the Company has open tax years dating back to fiscal year 2011. For Canada, the Company has open tax years dating back to fiscal year 2004.

During the year ended September 30, 2011, the Company did not recognize any significant amount of previously unrecognized tax benefits related to the expiration of the statute of limitations. The Company's policy is to recognize accrued interest and penalties, if incurred, on any unrecognized tax benefits as a component of income tax expense. The Company recognized $0.5 million of accrued interest or penalties related to unrecognized tax benefits during fiscal year 2011.

11. STOCKHOLDERS' EQUITY

COMMON STOCK

At September 30, 2011, the Company is authorized to issue 525,000,000 shares of common stock, par value $0.25 per share of which 195,407,396 shares are issued and 186,386,197 shares outstanding.

Holders of the Company's common stock are entitled to such dividends as may be declared by the Company's Board of Directors out of funds legally available for such purpose. Dividends may not be paid on common stock unless all accrued dividends on preferred stock, if any, have been paid or declared and set aside. In the event of the Company's liquidation, dissolution or winding up, the holders of common stock will be entitled to share pro rata in the assets remaining after payment to creditors and after payment of the liquidation preference plus any unpaid dividends to holders of any outstanding preferred stock.

Each holder of the Company's common stock is entitled to one vote for each such share outstanding in the holder's name. No holder of common stock is entitled to cumulate votes in voting for directors. The Company's second amended and restated certificate of incorporation provides that, unless otherwise determined by the Company's Board of Directors, no holder of common stock has any preemptive right to purchase or subscribe for any stock of any class which the Company may issue or sell.

On August 3, 2010, the Board of Directors approved a stock repurchase program, pursuant to which the Company is authorized to repurchase up to $200.0 million of the Company's common stock from time to time on the open market or in privately negotiated transactions as permitted by securities laws and other legal requirements. During the fiscal year ended September 30, 2011, the Company paid approximately $70.0 million (including commissions) in connection with the repurchase of 2,768,045 shares of its common stock (paying an average price of $25.30 per share). As of September 30, 2011, $130.0 million remained available under the existing share repurchase program.

PREFERRED STOCK

The Company's second amended and restated certificate of incorporation has authorized and permits the Company to issue up to 25,000,000 shares of preferred stock without par value in one or more series and with rights and preferences that may be fixed or designated by the Company's Board of Directors without any further action by the Company's stockholders. The designation, powers, preferences, rights and qualifications, limitations and restrictions of the preferred stock of each series will be fixed by the certificate of designation relating to such series, which will specify the terms of the preferred stock. At September 30, 2011, the Company had no shares of preferred stock issued or outstanding.

EMPLOYEE STOCK BENEFIT PLANS

As of September 30, 2011, the Company has the following equity compensation plans under which its equity securities were authorized for issuance to its employees and/or directors:

- the 1996 Long-Term Incentive Plan
- the 1999 Employee Long-Term Incentive Plan
- the Directors' 2001 Stock Option Plan
- the Non-Qualified Employee Stock Purchase Plan
- the 2002 Employee Stock Purchase Plan
- the Washington Sub, Inc. 2002 Stock Option Plan
- the 2005 Long-Term Incentive Plan
- the 2008 Director Long-Term Incentive Plan

Except for the 1999 Employee Long-Term Incentive Plan, the Non-Qualified Employee Stock Purchase Plan, and the Washington Sub, Inc. 2002 Stock Option Plan, each of the foregoing equity compensation plans was approved by the Company's stockholders.

As of September 30, 2011, a total of 98.1 million shares are authorized for grant under the Company's share-based compensation plans, with 12.4 million options outstanding. The number of common shares reserved for granting of future awards to employees and directors under these plans was 17.3 million at September 30, 2011. The Company grants equity awards under the 2005 Long-Term Incentive Plan to employees and the 2008 Director Long-Term Incentive Plan for non-employee directors.

2005 Long-Term Incentive Plan — Under this plan officers, employees, non-employee directors and certain consultants may be granted stock options, restricted stock awards, performance awards and other share-based awards. The plan has been approved by the stockholders. Under the plan a total of 41.8 million shares have been authorized for grant. A total of 16.3 million shares are available for new grants as of September 30, 2011. The maximum contractual term of the awards is up to seven years from the date of grant. Options granted under the plan are exercisable at the determination of the compensation committee and generally vest ratably over four years. Restricted stock awards granted under the plan are exercisable at the determination of the compensation committee and generally vest over three or more years. Performance awards are contingently granted depending on the achievement of certain predetermined performance goals and generally vest ratably over three or more years.

2008 Director Long-Term Incentive Plan — Under this plan, non-employee directors may be granted stock options, restricted stock awards and other share-based awards. The plan has been approved by the stockholders. Under the plan a total of 1.5 million shares have been authorized for option grants. A total of 1.0 million shares are available for new grants as of September 30, 2011. The maximum contractual term of the director awards is seven years. Options granted under the plan are generally exercisable over four years. Restricted stock awards granted under the plan are exercisable at the determination of the compensation committee and generally vest over three or more years.

2002 Employee Stock Purchase Plan — The Company maintains a domestic and an international employee stock purchase plan. Under these plans, eligible employees may purchase common stock through payroll deductions of up to 10% of their compensation. The price per share is the lower of 85% of the market price at the beginning or end of each offering period (generally six months). The plans provide for purchases by employees of up to an aggregate of 10.6 million shares through December 31, 2012. Shares of common stock purchased under these plans in fiscal years 2011, 2010, and 2009 were 0.5 million, 0.6 million, and 1.1 million, respectively. At September 30, 2011, there are 3.1 million shares available for purchase. The Company recognized compensation expense of $2.5 million, $1.9 million and $1.6 million for the fiscal years ended September 30, 2011, October 1, 2010, and October 2, 2009, respectively. The unrecognized compensation expense on the employee stock purchase plan at September 30, 2011 was $1.0 million. The weighted average period over which the cost is expected to be recognized is approximately 0.3 years.

Stock Options

The following table represents a summary of the Company's stock options for the year ended September 30, 2011:

	Shares (in thousands)	Weighted average exercise price	Weighted average remaining contractual life (in years)	Aggregate intrinsic value (in thousands)
Balance outstanding at October 1, 2010	15,289	$10.50		
Granted	3,414	24.37		
Exercised	(5,717)	11.05		
Canceled/forfeited	(583)	23.73		
Balance outstanding at September 30, 2011	12,403	$13.45	5.0	$77,479
Exercisable at September 30, 2011	4,692	$ 8.72	3.9	$43,688

The weighted-average grant date fair value of employee stock options granted during the fiscal years ended September 30, 2011, October 1, 2010, and October 2, 2009 was $9.63 per share, $5.76 per share, and $3.93 per share, respectively. The total grant date fair value of the options vested during the years ending September 30, 2011, October 1, 2010 and October 2, 2009 was $22.1 million, $30.2 million and $39.1 million, respectively.

Restricted Stock and Performance Awards

The following table represents a summary of the Company's restricted stock and performance award transactions:

	Shares (In thousands)	Weighted average grant date fair value
Non-vested awards outstanding at October 1, 2010	4,263	$10.91
Granted	2,706	23.61
Vested	(2,193)	11.92
Forfeited	(103)	16.66
Non-vested awards outstanding at September 30, 2011	4,673	$17.67

The weighted average grant date fair value for awards granted during the fiscal years ended September 30, 2011, October 1, 2010, and October 2, 2009 was $23.61 per share, $12.91 per share, and $8.80 per share, respectively. The total grant date fair value of the awards vested during the years ending September 30, 2011, October 1, 2010 and October 2, 2009 was $28.4 million, $3.1 million and $0.1 million, respectively.

The following table summarizes the total intrinsic value for stock options exercised and awards vested (i.e., the difference between the market price at the exercise and the price paid by the employees to exercise the awards) for fiscal 2011, 2010 and 2009, respectively (in thousands):

	Fiscal Years Ended		
	September 30 2011	October 1 2010	October 2 2009
Options	$90,062	$40,837	$20,886
Awards	$53,569	$15,030	$ 7,475

Valuation and Expense Information under ASC 718

The following table summarizes pre-tax share-based compensation expense by financial statement line (in thousands):

	Fiscal Years Ended		
	September 30, 2011	October 1, 2010	October 2, 2009
Cost of sales	$ 7,557	$ 3,857	$ 3,129
Research and development	18,100	7,419	6,195
Selling, general and administrative	32,681	29,465	14,142
Share-based compensation expense included in operating expenses	$58,338	$40,741	$23,466

The Company had capitalized share-based compensation expense of $2.1 million, $0.8 million and $0.6 million in inventory at September 30, 2011, October 1, 2010 and October 2, 2009, respectively.

The following table summarizes total compensation costs related to unvested awards not yet recognized and the weighted average period over which it is expected to be recognized at September 30, 2011:

	For the Year Ended September 30, 2011	
	Unrecognized Compensation Cost for unvested awards (in thousands)	Weighted average remaining recognition period (in years)
Options	$37,287	2.2
Awards	$35,852	1.3

The fair value of each option grant under the Company's plan is estimated on the date of the grant using the Black-Scholes option pricing model with the following weighted average assumptions. The fair value of the restricted and performance awards is equal to the closing market price of the Company's common stock on the date of grant.

	Fiscal Years Ended		
	September 30, 2011	October 1, 2010	October 2, 2009
Expected volatility	49.26%	56.19%	60.90%
Risk free interest rate (7 year contractual life options)	0.63%	1.12%	2.36%
Dividend yield	0.00	0.00	0.00
Expected option life (7 year contractual life options)	4.10	4.23	4.42

The Company used an arithmetic average of historical volatility and implied volatility to calculate its expected volatility during the year ended September 30, 2011. Historical volatility was determined by calculating the mean reversion of the weekly-adjusted closing stock price over the expected life of the options. The implied volatility was calculated by analyzing the 52-week minimum and maximum prices of publicly traded call options on the Company's common stock. The Company concluded that an arithmetic average of these two calculations provided for the most reasonable estimate of expected volatility under the guidance of ASC 718.

The risk-free interest rate assumption is based upon observed Treasury bill interest rates appropriate for the expected life of the Company's employee stock options.

The expected life of employee stock options represents a calculation based upon the historical exercise, cancellation and forfeiture experience for the Company across its demographic population. The Company believes that this historical data is the best estimate of the expected life of a new option and that generally all groups of the Company's employee's exhibit similar behavior.

12. EMPLOYEE BENEFIT PLAN, PENSIONS AND OTHER RETIREE BENEFITS

The Company maintains the following pension and retiree benefit plans:

- 401(k) plan covering substantially all employees based in the United States
- Pre-merger defined benefit pension plan covering certain former employees

401(k) Plan:

The Company maintains a 401(k) plan covering substantially all of its employees based in the United States under which all employees at least 21 years old are eligible to receive discretionary Company contributions.

Discretionary Company contributions are determined by the Board of Directors and may be in the form of cash or the Company's stock. The Company has generally contributed a match of up to 4% of an employee's annual eligible compensation. For the fiscal years ended September 30, 2011, October 1, 2010, and October 2, 2009, the Company contributed shares of 0.2 million, 0.3 million, and 0.7 million, respectively, and recognized expense of $5.5 million, $4.8 million, and $4.6 million, respectively.

Pre-Merger Defined Benefit Pension:

The Pension Benefit plan identified below was inherited as part of the merger in 2002 that created Skyworks. Since the plan was inherited, no new participants have been added. The liability and related plan assets have been reported in the Company's consolidated balance sheet as follows (in thousands):

	Pension Benefits	
	Fiscal Years Ended	
	September 30, 2011	October 1, 2010
Benefit obligation at end of fiscal year	$2,955	$3,035
Fair value of plan assets at end of fiscal year	2,536	2,650
Funded status	$ (419)	$ (385)

The Company incurred net periodic benefit costs of $0.1 million for pension benefits during the fiscal year ended September 30, 2011, and $0.1 million for pension benefits in fiscal year ending October 1, 2010.

13. COMMITMENTS

The Company has various operating leases primarily for computer equipment and buildings. Rent expense amounted to $7.6 million, $7.6 million, and $8.0 million in fiscal years ended September 30, 2011, October 1, 2010, and October 2, 2009, respectively. Future minimum payments under these non-cancelable leases are as follows (in thousands):

Fiscal Year	
2012	$ 8,247
2013	7,149
2014	6,671
2015	5,896
2016	3,883
Thereafter	5,942
	$37,788

In addition, the Company has entered into licensing agreements for intellectual property rights and maintenance and support services. Pursuant to the terms of these agreements, the Company is committed to making aggregate payments of $3.4 million and $1.8 million in fiscal years 2012 and 2013, respectively.

Commitments currently do not include potential cash payments for the pending acquisition of AATI. See Note 3 for further detail.

14. CONTINGENCIES

Legal Matters

From time to time, various lawsuits, claims and proceedings have been, and may in the future be, instituted or asserted against the Company, including those pertaining to patent infringement, intellectual property, environmental, product liability, safety and health, employment and contractual matters.

Additionally, the semiconductor industry is characterized by vigorous protection and pursuit of intellectual property rights. From time to time, third parties have asserted, and may assert in the future, patent, copyright, trademark and other intellectual property rights to technologies that are important to the Company's business and have demanded, and may demand in the future, that the Company license their technology. The outcome of any such litigation cannot be predicted with certainty and some such lawsuits, claims or proceedings may be disposed of unfavorably to the Company. Generally speaking, intellectual property disputes often have a risk of injunctive relief, which, if imposed against the Company, could materially and adversely affect the Company's financial condition, or results of operations. From time to time, the Company is also involved in legal proceedings in the ordinary course of business.

On May 26, 2011, the Company announced it had entered into an agreement and plan of merger (the "Merger Agreement") with PowerCo Acquisition Corp., a wholly owned subsidiary of the Company ("Merger Sub") and AATI pursuant to which the Merger Sub will, subject to the satisfaction or waiver of the conditions in the Merger Agreement, merge with and into AATI, and AATI will survive the merger and become a wholly owned subsidiary of the Company (the "Merger"). Pursuant to the terms of the Merger Agreement, at the effective time of the Merger, each outstanding share of AATI common stock (except for shares held directly or indirectly by the Company, Merger Sub, AATI or any wholly owned subsidiary of AATI, and except for shares of AATI common stock held by stockholders exercising dissenter's rights) will automatically be converted into the right to receive an aggregate of $6.13 per share.

Skyworks and AATI are parties to an arbitration proceeding, in which Skyworks is seeking to be released from its obligations to proceed with the transactions contemplated by the Merger Agreement and AATI is seeking to require Skyworks to consummate the transactions contemplated by the Merger Agreement. Skyworks' petition, filed on September 26, 2011 and thereafter amended, asserts claims against AATI for breach of Sections 5.1, 5.1(k), 5.1(n), 6.2 and 6.4 of the Merger Agreement and claims based on misrepresentations by AATI to Skyworks dating to before the signing of the Merger Agreement, and seeks an order (a) declaring that Skyworks is relieved of its obligations under the Merger Agreement, (b) declaring that Skyworks is entitled to terminate the Merger Agreement, and (c) in the alternative, awarding damages in an amount to be proven at final hearing. AATI's petition, filed by AATI on September 23, 2011, asserts claims against Skyworks for breach of the Merger Agreement and seeks (x) a declaratory judgment from the Court (i) that AATI has not breached the merger agreement, (ii) that no "material adverse effect" has occurred with respect to AATI, and (iii) that Skyworks has breached its obligations under the Merger Agreement, (y) an order of specific performance of the Merger Agreement compelling Skyworks to close the merger, and (z) in the alternative, damages in an amount to be proven at final hearing. The petitions have been consolidated for all purposes of the arbitration proceedings, and the hearing is currently scheduled to take place in the last week of November and the first week of December 2011. Under Delaware law, applicable stipulations and orders, and the applicable provisions of the Merger Agreement, the arbitration proceedings are confidential, subject to the parties' disclosure obligations under federal securities law and other applicable laws. Skyworks is unable to predict the outcome of the proceedings.

On June 6, 2011, a putative stockholder class action lawsuit was filed in California Superior Court in Santa Clara County (Case No. 111CV202403) (the "Bushansky action") naming AATI, the members of AATI's board of directors, the Company and Merger Sub as defendants. The complaint alleges, among other things, (1) that the members of AATI's board of directors breached their fiduciary duties by (a) failing to take steps to maximize the value of the merger consideration to AATI's stockholders, (b) taking steps to avoid competitive bidding, and (c) failing to protect against conflicts of interest resulting from change-of-control and transaction-related benefits received by AATI directors in connection with the merger that are not available to all stockholders, and (2) that AATI, the members of AATI's board of directors, the Company and Merger Sub aided and abetted these purported breaches of fiduciary duties. The complaint seeks to enjoin consummation of the merger or, if the merger is completed, to recover damages caused by the alleged breaches of fiduciary duties. The complaint also seeks recovery of attorney's fees and costs of the lawsuit.

On June 7, 2011, a putative stockholder class action lawsuit was filed in California Superior Court in Santa Clara County (Case No. 111CV202501) (the "Venette action") naming AATI, the members of AATI's board of directors, the Company and Merger Sub as defendants. Plaintiffs filed an amended complaint on July 14, 2011 (the "Amended Complaint"). The Amended Complaint alleges, among other things, (1) that the members of AATI's board of directors breached their fiduciary duties by (a) agreeing to the merger for inadequate consideration on unfair terms, (b) failing to protect against conflicts of interest resulting from change-of-control and transaction-related benefits received by AATI directors in connection with the merger that are not available to all stockholders, (c) selling the company in response to alleged pressure from Dialectic Capital Partners, LP ("Dialectic"), (d) taking steps to avoid competitive bidding (including the entry by certain AATI officers and directors into agreements with the Company relating to voting commitments and inclusion in the merger agreement of nonsolicitation provisions and a termination fee), and (e) by causing the issuance of a materially misleading Form S-4 Registration Statement which, inter alia, purportedly fails to disclose material facts surrounding (i) Dialectic's impact on the proposed merger process, (ii) the AATI board of directors' evaluation of the Company and its offer for AATI, and (iii) supporting figures and analysis regarding the fairness opinion that the AATI Board obtained from its financial advisor, Needham & Company, LLC, in connection with the transaction and (2) that AATI, the members of AATI's board of directors, the Company and Merger Sub aided and abetted these purported breaches of fiduciary duties. The Amended Complaint seeks to enjoin consummation of the merger, and to have the court direct the defendants to implement procedures and processes to maximize shareholder value. The Amended Complaint also seeks recovery of attorney's fees and costs of the lawsuit.

On July 26, 2011, the Court issued an order consolidating the Bushansky action and Venette action into a single, consolidated action captioned In re Advanced Analogic Technologies Inc. Shareholder Litigation, Lead Case No. 111CV202403, and designating the Amended Complaint as the operative complaint in the litigation. The Company believes that the claims in the consolidated action are without merit and intends to defend against such claims vigorously.

The Company believes there are no other litigation pending that will have, individually or in the aggregate, a material adverse effect on its business.

15. GUARANTEES AND INDEMNITIES

The Company has made no contractual guarantees for the benefit of third parties. However, the Company generally indemnifies its customers from third-party intellectual property infringement litigation claims related to its products, and, on occasion, also provides other indemnities related to product sales. In connection with certain facility leases, the Company has indemnified its lessors for certain claims arising from the facility or the lease.

The Company indemnifies its directors and officers to the maximum extent permitted under the laws of the state of Delaware. The duration of the indemnities varies, and in many cases is indefinite. The indemnities to customers in connection with product sales generally are subject to limits based upon the amount of the related product sales and in many cases are subject to geographic and other restrictions. In certain instances, the Company's indemnities do not provide for any limitation of the maximum potential future payments the

Company could be obligated to make. The Company has not recorded any liability for these indemnities in the accompanying consolidated balance sheets and does not expect that such obligations will have a material adverse impact on its financial condition or results of operations.

16. RESTRUCTURING AND OTHER CHARGES

Restructuring and other charges consists of the following (in thousands):

	Fiscal Years Ended		
	September 30, 2011	October 1, 2010	October 2, 2009
Asset impairments	$ —	$(1,040)	$ 5,616
Restructuring and other charges	2,363	—	10,366
Restructuring and other charges (credits)	$2,363	$(1,040)	$15,982

2011 RESTRUCTURING CHARGES AND OTHER

During the fiscal year ended September 30, 2011, the Company implemented a restructuring plan to reduce the repetitive functions associated with its acquisition of SiGe, and recorded a restructuring charge for severance costs of $2.4 million. The Company has made cash payments of $2.2 million related to this restructuring plan and anticipates total charges of up to $2.6 million to be completed during the first fiscal quarter of 2012. The Company began formulating the restructuring plan prior to the acquisition of SiGe. The restructuring costs were not considered and there are no other contingencies resulting from the restructuring that would have a material impact on the purchase accounting for SiGe.

2009 RESTRUCTURING CHARGES AND OTHER

On January 22, 2009, the Company implemented a restructuring plan to realign its costs given current business conditions.

The Company exited its mobile transceiver product area and reduced global headcount by approximately 150 employees which resulted in a reduction to annual operating expenditures. The Company recorded various charges associated with this action. In total, they recorded $16.0 million of restructuring and other charges and $3.5 million in inventory write-downs that were charged to cost of goods sold.

The $16.0 million charge includes the following: $4.5 million related to severance and benefits, $5.6 million related to the impairment of certain long-lived assets which were written down to their salvage values, $2.1 million related to the exit of certain operating leases, $2.3 million related to the impairment of technology licenses and design software, and $1.5 million related to other charges. These charges total $16.0 million and are recorded in restructuring and other charges.

In fiscal year ended October 1, 2010, the Company recorded a gain of $1.0 million on the sale of a capital asset previously impaired during the 2009 restructuring.

The Company made cash payments related to the restructuring plan of $0.7 million during fiscal year 2011.

Activity and liability balances related to the Company's restructuring actions are as follows (in thousands):

	Facility Closings	License and Software Write-offs and Other	Workforce Reductions	Asset Impairments	Total
Charged to costs and expenses	$1,967	$3,892	$ 4,507	$ 5,616	$15,982
Other	9	(368)	161	—	(198)
Non-cash items	—	(955)	—	(5,616)	(6,571)
Cash payments	(766)	(983)	(4,185)	—	(5,934)
Restructuring balance, October 2, 2009	1,210	1,586	483	—	3,279
Other	450	248	(247)	—	451
Cash payments	(648)	(657)	(236)	—	(1,541)
Restructuring balance, October 1, 2010	1,012	1,177	—	—	2,189
Charged to costs and expenses	—	—	2,363	—	2,363
Other	—	—	328	—	328
Cash payments	(193)	(470)	(2,189)	—	(2,852)
Restructuring balance, September 30, 2011	$ 819	$ 707	$ 502	$ —	$ 2,028

17. EARNINGS PER SHARE

	Fiscal Years Ended		
	September 30, 2011	October 1, 2010	October 2, 2009
	(In thousands, except per share amounts)		
Net income	$226,585	$137,294	$ 94,983
Weighted average shares outstanding — basic	182,879	175,020	167,047
Effect of dilutive equity based awards	6,019	5,928	2,093
Dilutive effect of convertible debt	1,769	1,790	523
Weighted average shares outstanding — diluted	190,667	182,738	169,663
Net income per share — basic	$ 1.24	$ 0.78	$ 0.57
Net income per share — diluted	$ 1.19	$ 0.75	$ 0.56

Basic earnings per share is calculated by dividing net income by the weighted average number of common shares outstanding. Diluted earnings per share includes the dilutive effect of equity based awards and the 2007 Convertible Notes using the treasury stock method.

Equity based awards exercisable for approximately 2.0 million, 4.6 million, and 16.5 million shares were outstanding but not included in the computation of earnings per share for the fiscal year ended September 30, 2011, October 1, 2010 and October 2, 2009, respectively, as their effect would have been anti-dilutive.

18. SEGMENT INFORMATION AND CONCENTRATIONS

In accordance with ASC 280-*Segment Reporting* ("ASC 280"), the Company has one reportable operating segment which designs, develops, manufactures and markets proprietary semiconductor products, including intellectual property. ASC 280 establishes standards for the way public business enterprises report information about operating segments in annual financial statements and in interim reports to shareholders. The method for determining what information to report is based on management's use of financial information for the purposes of assessing performance and making operating decisions. In evaluating financial performance and making operating decisions, management primarily uses consolidated net revenue, gross profit, operating profit and earnings per share. The Company's business units share similar economic characteristics, long term business models, research and development expenses and selling, general and administrative expenses. In light of the recent acquisitions, the Company reassessed its operations and concluded that there has been no change and the Company continues to consider itself to have one reportable operating segment at September 30, 2011. The Company will re-assess its conclusions at least annually.

GEOGRAPHIC INFORMATION

Net revenues by geographic area are presented based upon the country of destination and are as follows (in thousands):

	Fiscal Years Ended		
	September 30, 2011	October 1, 2010	October 2, 2009
United States	$ 76,764	$ 115,610	$ 76,435
Other Americas	38,863	36,724	26,078
Total Americas	115,627	152,334	102,513
China	914,678	628,858	414,208
South Korea	148,370	144,758	174,744
Taiwan	93,753	51,353	48,443
Other Asia-Pacific	91,521	30,922	23,098
Total Asia-Pacific	1,248,322	855,891	660,493
Europe, Middle East and Africa	54,973	63,624	39,571
	$1,418,922	$1,071,849	$802,577

The Company's revenues by geography do not necessarily correlate to end market demand by region. For example, if the Company sells a power amplifier module to a customer in South Korea, the sale is recorded within the South Korea account although that customer, in turn, may integrate that module into a product sold to an end customer in a different geography.

Net property, plant and equipment balances, including property held for sale, based on the physical locations within the indicated geographic areas are as follows (in thousands):

	As of	
	September 30, 2011	October 1, 2010
United States	$114,492	$104,846
Mexico	131,862	98,667
Other	5,011	850
	$251,365	$204,363

CONCENTRATIONS

Financial instruments that potentially subject the Company to concentration of credit risk consist principally of trade accounts receivable. Trade accounts receivables are primarily derived from sales to manufacturers of communications and consumer products and electronic component distributors. Ongoing credit evaluations of customers' financial condition are performed and collateral, such as letters of credit and bank guarantees, are required whenever deemed necessary.

In both fiscal years 2011 and 2010 the Company had three customers, each with greater than ten percent of net revenue; Foxconn, Nokia and Samsung Electronics. In fiscal years 2009 the Company's greater than ten percent customers were Asian Information Technology, Samsung Electronics and Sony Ericsson Mobile Communications.

The Company's greater than ten percent customers comprised the following percentages of net revenue:

	Fiscal Years Ended		
	September 30, 2011	October 1, 2010	October 2, 2009
Company A	27%	13%	*
Company B	13%	12%	*
Company C	11%	13%	15%
Company D	*	*	12%
Company E	*	*	11%

* Customer did not represent greater than ten percent of net revenue

At September 30, 2011, the Company's three largest accounts receivable balances comprised 53% of aggregate gross accounts receivable. This concentration was 60% and 34% at October 1, 2010 and October 2, 2009, respectively.

19. QUARTERLY FINANCIAL DATA (UNAUDITED)

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Fiscal Year
	(In thousands, except per share data)				
Fiscal 2011					
Net revenue	$335,120	$325,411	$356,075	$402,316	$1,418,922
Gross profit	148,538	140,981	156,225	174,560	620,304
Net income	60,868	49,960	51,548	64,209	226,585
Per share data(1)					
Net income, basic	$ 0.34	$ 0.27	$ 0.28	$ 0.35	$ 1.24
Net income, diluted	$ 0.32	$ 0.26	$ 0.27	$ 0.34	$ 1.19
Fiscal 2010					
Net revenue	$245,138	$238,058	$275,370	$313,283	$1,071,849
Gross profit	102,554	99,854	118,266	136,159	456,833
Net income	28,010	27,744	34,736	46,804	137,294
Per share data(1)					
Net income, basic	$ 0.16	$ 0.16	$ 0.20	$ 0.26	$ 0.78
Net income, diluted	$ 0.16	$ 0.15	$ 0.19	$ 0.25	$ 0.75

(1) Earnings per share calculations for each of the quarters are based on the weighted average number of shares outstanding and included common stock equivalents in each period. Therefore, the sums of the quarters do not necessarily equal the full year earnings per share.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
Skyworks Solutions, Inc.:

We have audited the accompanying consolidated balance sheets of Skyworks Solutions, Inc. and subsidiaries as of September 30, 2011 and October 1, 2010, and the related consolidated statements of operations, cash flows, and stockholders' equity and comprehensive income (loss) for each of the years in the three-year period ended September 30, 2011. In connection with our audit of the consolidated financial statements, we also have audited the financial statement schedule listed in Item 15 of the 2011 Form 10-K. We also have audited Skyworks Solutions Inc.'s internal control over financial reporting as of September 30, 2011, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Skyworks Solutions, Inc.'s management is responsible for these consolidated financial statements and financial statement schedule, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule, and an opinion on the Company's internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the consolidated financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Skyworks Solutions, Inc. and subsidiaries as of September 30, 2011 and October 1, 2010, and the results of their operations and their cash flows for each of the years in the three-year period ended September 30, 2011, in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein. Also in our opinion, Skyworks Solutions, Inc. and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of September 30, 2011, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Skyworks Solutions, Inc. acquired SiGe Semiconductor, Inc. during 2011, and management excluded from its assessment of the effectiveness of Skyworks Solutions, Inc. internal control over financial reporting as of September 30, 2011, SiGe Semiconductor, Inc's internal control over financial reporting associated with total assets of 15.9% (of which 12.5% represented goodwill and intangible assets included within the scope of the assessment) and total revenues of 2.8% included in the consolidated financial statements of Skyworks Solutions, Inc. as of and for the year ended September 30, 2011. Our audit of internal control over financial reporting of Skyworks Solutions, Inc. also excluded an evaluation of the internal control over financial reporting of SiGe Semiconductor, Inc.

/s/ KPMG LLP

Boston, Massachusetts
November 28, 2011

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Our common stock is traded on the NASDAQ Global Select Market under the symbol "SWKS". The following table sets forth the range of high and low closing prices for our common stock for the periods indicated, as reported by the NASDAQ Global Select Market. The number of stockholders of record of Skyworks' common stock as of November 22, 2011, was approximately 28,002.

	Fiscal Years Ended			
	September 30, 2011		October 1, 2010	
	High	Low	High	Low
First quarter	$29.18	$20.08	$14.30	$10.27
Second quarter	36.98	29.19	16.41	12.69
Third quarter	31.46	21.70	17.91	14.23
Fourth quarter	27.00	17.96	21.09	16.33

Skyworks has not paid cash dividends on its common stock and we do not anticipate paying cash dividends in the foreseeable future.

On August 3, 2010, the Board of Directors approved a share repurchase program, pursuant to which we are authorized to repurchase up to $200.0 million of our common stock from time to time on the open market or in privately negotiated transactions as permitted by securities laws and other legal requirements. The repurchase program is set to expire on August 3, 2012; however, it may be suspended, discontinued or extended at any time prior to August 3, 2012 upon approval of the Board of Directors. The repurchase program will be funded using our working capital.

The following table provides information regarding repurchases of common stock made during the fiscal quarter ended September 30, 2011:

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs(1)	Maximum Number (or Approximately Dollar Value) of Shares that May Yet Be Purchased Under the Plans or Programs(1)
7/02/11-7/29/11	2,470(2)	$25.31	—	$139.8 million
7/30/11-8/26/11	504,371(3)	19.70(3)	500,000	130.0 million
8/27/11-9/30/11	—	—	—	130.0 million

(1) Share repurchase program approved August 3, 2010.

(2) Shares of common stock reported in the table above were repurchased by us at the fair market value of the common stock as of the period stated above, in connection with the satisfaction of tax withholding obligations under restricted stock agreements.

(3) 500,000 shares were repurchased at an average price of $19.70 per share as part of our share repurchase program. 4,371 shares were repurchased with an average price of $20.25 per share in connection with the satisfaction of tax withholding obligations under restricted stock agreements.

COMPARATIVE STOCK PERFORMANCE GRAPH

The following graph shows the change in Skyworks' cumulative total stockholder return for the last five fiscal years, based upon the market price of Skyworks' common stock, compared with: (i) the cumulative total return on the Standard & Poor's 500 Index and (ii) the Standard and Poor's 500 Semiconductor Index. The graph assumes a total initial investment of $100 on September 29, 2006, and shows a "Total Return" that assumes reinvestment of dividends, if any, and is based on market capitalization at the beginning of each period.

Comparison of Cumulative Five Year Total Return


DOLLARS
500
400
300
200
100
0
Skyworks Solutions, Inc.
S&P 500 Index
S&P 500 Semiconductors
Sep06
Sep07
Oct08
Oct09
Oct10
Sep11

Years Ending

Total Return To Shareholders
(Includes reinvestment of dividends)

ANNUAL RETURN PERCENTAGE

	Years Ending				
Company / Index	**9/28/07**	**10/3/08**	**10/2/09**	**10/1/10**	**9/30/11**
Skyworks Solutions, Inc.	74.18	(17.37)	59.30	73.53	(13.03)
S&P 500 Index	16.44	(26.47)	(4.20)	14.09	0.70
S&P 500 Semiconductors	17.40	(37.99)	15.32	11.76	4.51

INDEXED RETURNS

		Years Ending				
Company / Index	**Base Period 9/29/06**	**9/28/07**	**10/3/08**	**10/2/09**	**10/1/10**	**09/30/11**
Skyworks Solutions, Inc.	**100**	174.18	143.93	229.29	397.88	346.05
S&P 500 Index	**100**	116.44	85.62	82.03	93.59	94.24
S&P 500 Semiconductors	**100**	117.40	72.80	83.95	93.82	98.06

SKYWORKS SOLUTIONS, INC.
UNAUDITED RECONCILIATION OF NON-GAAP MEASURES

	Year Ended		
	Sept. 30, 2011	Oct. 1, 2010	Oct. 2, 2009
	(In millions, except per share amounts)		
GAAP operating income	$ 295	$ 200	$ 72
Share-based compensation expense [a]	58	41	24
Cost of goods sold adjustments [b]	—	—	4
Selling, general and administrative adjustments [b]	—	—	(1)
Amortization of intangible assets	17	6	6
Restructuring & other charges [b]	3	(1)	16
Litigation settlement gains and losses [c]	3	—	—
Acquisition related expense [d]	9	—	—
Non-GAAP operating income	$ 385	$ 246	$ 121
Non-GAAP operating margin %	27.1%	23.0%	15.1%

	Sept. 30, 2011	Oct. 1, 2010	Oct. 2, 2009
GAAP net income per share, diluted	$1.19	$0.75	$ 0.56
Share-based compensation expense [a]	0.31	0.22	0.14
Cost of goods sold adjustments [b]	—	—	0.02
Amortization of intangible assets	0.09	0.04	0.04
Restructuring & other charges [b]	0.01	—	0.09
Litigation settlement gains and losses [c]	0.01	—	—
Acquisition related expense [d]	0.05	—	—
(Gain) on early retirement of convertible debt [e]	—	—	(0.03)
Amortization of discount on convertible debt [f]	—	0.01	0.03
Tax adjustments [g]	0.23	0.24	(0.16)
Non-GAAP net income per share, diluted	$1.89	$1.26	$ 0.69

[a] These charges represent expense recognized in accordance with ASC 718 — *Compensation — Stock Compensation.* Approximately $7.6 million, $18.1 million and $32.6 million were included in cost of goods sold, research and development expense and selling, general and administrative expense, respectively, for the fiscal year ended September 30, 2011. Approximately $3.9 million, $7.4 million and $29.4 million were included in cost of goods sold, research and development expense and selling, general and administrative expense, respectively, for the fiscal year ended October 1, 2010. Approximately $3.1 million, $6.2 million and $14.2 million were included in cost of goods sold, research and development expense and selling, general and administrative expense, respectively, for the fiscal year ended October 2, 2009.

[b] During the fiscal year ended September 30, 2011, the Company implemented a restructuring plan to reduce the headcount associated with its acquisition of SiGe Semiconductor, Inc. Approximately $2.4 million in restructuring related charges were recorded during the fiscal year ended September 30, 2011.

During the fiscal year ended October 1, 2010, the Company recorded a $1.0 million credit to restructuring and other charges related to the sale of an impaired long-lived asset.

During the second quarter of fiscal 2009, the Company implemented a restructuring plan to reduce global headcount by approximately 4%, or 150 employees.

The total charges related to the plan were $19.4 million. Due to accounting classifications, the charges associated with the plan are recorded in various lines and are summarized as follows:

Cost of goods sold adjustments include approximately $3.5 million of inventory write-downs.

Restructuring and other charges totaled $15.9 million and primarily related to severance and benefits, the impairment of long-lived assets and lease obligations.

On October 2, 2006, the Company announced that it was exiting its baseband product area. For the fiscal year ended October 2, 2009, selling, general and administrative adjustments of $0.5 million represent a recovery of bad debt expense on specific accounts receivable associated with baseband product.

[c] During the fiscal year ended September 30, 2011, the Company recognized a $2.3 million charge related to the resolution of a contractual dispute.

[d] The acquisition-related expense recognized during the fiscal year ended September 30, 2011 includes a $4.6 million charge to cost of sales related to the sale of acquired inventory. Also included in acquisition-related expense is $4.4 million in transaction costs associated with acquisitions completed or contemplated during the fiscal year ended September 30, 2011.

[e] The net gain recorded during the fiscal year ended October 2, 2009 represents the $0.3 million loss recorded during the three months ended October 2, 2009 offset by a $4.9 million gain related to the early retirement of $40.5 million of the Company's 1.50% convertible subordinated notes. The notes were retired at a gain of $5.8 million offset by a $0.9 million write-off of deferred financing costs. Please note that this amount has been adjusted to reflect the retrospective adoption of ASC 470-20.

[f] These charges represent the amortization expense recognized in accordance with ASC 470-20. Approximately $1.3 million of amortization expense was recognized during the fiscal year ended September 30, 2011.

Approximately $2.5 million of amortization expense was recognized during the fiscal year ended October 1, 2010.

Our financial statements for the fiscal year ended October 2, 2009 have been adjusted to reflect the retrospective adoption of ASC 470-20. Approximately $4.6 million of amortization expense was recognized during the fiscal year ended October 2, 2009.

[g] During the fiscal year ended September 30, 2011, these amounts primarily represent deferred tax expense not affecting taxes payable and non-cash expense related to uncertain tax positions.

During the fiscal year ended October 1, 2010, this amount primarily relates to the utilization of net operating loss and research and development credit carryforwards.

During fiscal 2009, these adjustments primarily relate to the reversal of a valuation allowance against our deferred tax assets.

SKYWORKS SOLUTIONS, INC.
DISCUSSION REGARDING THE USE OF NON-GAAP FINANCIAL MEASURES

This annual report contains some or all of the following financial measures which have not been calculated in accordance with United States Generally Accepted Accounting Principles (GAAP): (i) non-GAAP gross profit and gross margin, (ii) non-GAAP operating income and operating margin, (iii) non-GAAP net income, and

(iv) non-GAAP net income per share (diluted). As set forth in the "Unaudited Reconciliation of Non-GAAP Financial Measures" table found above, we derive such non-GAAP financial measures by excluding certain expenses and other items from the respective GAAP financial measure that is most directly comparable to each non-GAAP financial measure. Management uses these non-GAAP financial measures to evaluate our operating performance and compare it against past periods, make operating decisions, forecast for future periods, compare operating performance against peer companies and determine payments under certain compensation programs. These non-GAAP financial measures provide management with additional means to understand and evaluate the operating results and trends in our ongoing business by eliminating certain non-recurring expenses (which may not occur in each period presented) and other items that management believes might otherwise make comparisons of our ongoing business with prior periods and competitors more difficult, obscure trends in ongoing operations or reduce management's ability to make useful forecasts.

We provide investors with non-GAAP gross profit and gross margin, non-GAAP operating income and operating margin and non-GAAP net income because we believe it is important for investors to be able to closely monitor and understand changes in our ability to generate income from ongoing business operations. We believe these non-GAAP financial measures give investors an additional method to evaluate historical operating performance and identify trends, additional means of evaluating period-over-period operating performance and a method to facilitate certain comparisons of operating results to peer companies. We also believe that providing non-GAAP operating income and operating margin allows investors to assess the extent to which ongoing operations impact our overall financial performance. We further believe that providing non-GAAP net income and non-GAAP net income per share (diluted) allows investors to assess the overall financial performance of ongoing operations by eliminating the impact of certain financing decisions related to our convertible debt and certain tax items which may not occur in each period for which financial information is presented and which represent gains or losses unrelated to our ongoing operations. We believe that disclosing these non-GAAP financial measures contributes to enhanced financial reporting transparency and provides investors with added clarity about complex financial performance measures.

We calculate non-GAAP gross profit by excluding from GAAP gross profit, stock compensation expense, restructuring-related charges and acquisition-related expenses. We calculate non-GAAP operating income by excluding from GAAP operating income, stock compensation expense, restructuring-related charges, acquisition-related expenses, litigation settlement gains and losses and certain deferred executive compensation. We calculate non-GAAP net income and net income per share (diluted) by excluding from GAAP net income and net income per share (diluted), stock compensation expense, restructuring-related charges, acquisition-related expenses, litigation settlement gains and losses, amortization of discount on convertible debt, and certain deferred executive compensation, as well as certain items related to the retirement of convertible debt, and certain tax items, which may not occur in all periods for which financial information is presented. We exclude the items identified above from the respective non-GAAP financial measure referenced above for the reasons set forth with respect to each such excluded item below:

Stock Compensation — because (1) the total amount of expense is partially outside of our control because it is based on factors such as stock price volatility and interest rates, which may be unrelated to our performance during the period in which the expense is incurred, (2) it is an expense based upon a valuation methodology premised on assumptions that vary over time, and (3) the amount of the expense can vary significantly between companies due to factors that can be outside of the control of such companies.

Acquisition-Related Expenses — including such items as, when applicable, amortization of acquired intangible assets, fair value adjustments to contingent consideration, fair value charges incurred upon the sale of acquired inventory, acquisition-related professional fees and deemed compensation expenses, because they are not considered by management in making operating decisions and we believe that such expenses do not have a direct correlation to future business operations and thereby including such charges does not accurately reflect the performance of our ongoing operations for the period in which such charges are incurred.

Litigation Settlement Gains and Losses — including gains and losses related to the resolution of other than ordinary course threatened and actually filed lawsuits and other than ordinary course contractual disputes, because (1) they are not considered by management in making operating decisions, (2) such gains and losses tend to be infrequent in nature, (3) such gains and losses are generally not directly controlled by management, (4) we believe such gains and losses do not necessarily reflect the performance of our ongoing operations for the period in which such charges are recognized and (5) the amount of such gains or losses can vary significantly between companies and make comparisons difficult.

Restructuring-Related Charges — because, to the extent such charges impact a period presented, we believe that they have no direct correlation to future business operations and including such charges does not necessarily reflect the performance of our ongoing operations for the period in which such charges are incurred.

Deferred Executive Compensation — including charges related to any contingent obligation pursuant to an executive severance agreement because we believe the period over which the obligation is amortized may not reflect the period of benefit and that such expense has no direct correlation with our recurring business operations and including such expenses does not accurately reflect the compensation expense for the period in which incurred.

Amortization of Discount on Convertible Debt — comprised of the amortization of the debt discount recorded at inception of the convertible debt borrowing related to the adoption of ASC 470-20, because the expense is dependent on fair value assessments and is not considered by management when making operating decisions.

Gains and Losses on Retirement of Convertible Debt — because, to the extent that gains or losses from such repurchases impact a period presented, we do not believe that they reflect the underlying performance of ongoing business operations for such period.

Certain Income Tax Items — including certain deferred tax charges and benefits which do not result in a current tax payment or tax refund and other adjustments which are not indicative of ongoing business operations.

The non-GAAP financial measures presented in the table above should not be considered in isolation and are not an alternative for, the respective GAAP financial measure that is most directly comparable to each such non-GAAP financial measure. Investors are cautioned against placing undue reliance on these non-GAAP financial measures and are urged to review and consider carefully the adjustments made by management to the most directly comparable GAAP financial measures to arrive at these non-GAAP financial measures. Non-GAAP financial measures may have limited value as analytical tools because they may exclude certain expenses that some investors consider important in evaluating operating performance or ongoing business. Further, non-GAAP financial measures are likely to have limited value for purposes of drawing comparisons between companies because different companies may calculate similarly titled non-GAAP financial measures in different ways because non-GAAP measures are not based on any comprehensive set of accounting rules or principles.

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Corporate Information

EXECUTIVE MANAGEMENT

David J. Aldrich
President, Chief Executive Officer and Director

Bradley C. Byk
Senior Vice President, Worldwide Sales

Bruce J. Freyman
Senior Vice President, Worldwide Operations

Liam K. Griffin
Executive Vice President and General Manager, High Performance Analog

George M. LeVan
Vice President, Human Resources

Donald W. Palette
Vice President and Chief Financial Officer

Thomas S. Schiller
Vice President, Corporate Development

Nien-Tsu Shen
Vice President, Quality

Mark V.B. Tremallo
Vice President, General Counsel and Secretary

Gregory L. Waters
Executive Vice President and General Manager, Front-End Solutions

BOARD OF DIRECTORS

David J. McLachlan
Chairman, Retired Chief Financial Officer and Senior Advisor to Chairman and Chief Executive Officer, Genzyme Corporation

David J. Aldrich
President and Chief Executive Officer, Skyworks Solutions, Inc.

Kevin L. Beebe
President and Chief Executive Officer, 2BPartners, LLC
Strategic, Financial and Operational Advice to Private Equity Investors and Management

Moiz M. Beguwala
Retired Senior Vice President and General Manager, Wireless Communications, Conexant Systems, Inc.

Timothy R. Furey
Chief Executive Officer, MarketBridge

Balakrishnan S. Iyer
Retired Senior Vice President and Chief Financial Officer, Conexant Systems, Inc.

Thomas C. Leonard
Retired Chairman and Chief Executive Officer, Alpha Industries, Inc.

David P. McGlade
Chief Executive Officer and Deputy Chairman, Intelsat Global S.A.

Robert A. Schriesheim
Executive Vice President and Chief Financial Officer, Sears Holdings

TRANSFER AGENT AND REGISTRAR

American Stock Transfer & Trust Company
6201 15th Avenue
Brooklyn, NY 11219
(877) 366-6437 (United States and Canada)
(212) 936-5100 (outside United States)
www.amstock.com

Our transfer agent can help you with a variety of stockholder related services including change of address, lost stock certificates, stock transfers, account status and other administrative matters.

INVESTOR RELATIONS

You can contact Skyworks' Investor Relations team directly to order an Investor's Kit or to ask investment-oriented questions about Skyworks at:

Investor Relations
Skyworks Solutions, Inc.
5221 California Avenue
Irvine, CA 92617
(949) 231-4700

You can also view this annual report along with other financial related information and other public filings with the U.S. Securities and Exchange Commission at: www.skyworksinc.com.

ANNUAL MEETING

The annual meeting of stockholders will be held on May 10, 2012 in Burlington, Massachusetts.

COMMON STOCK

Skyworks common stock is traded on the NASDAQ Global Select Market© under the symbol SWKS.

INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS

KPMG LLP
Boston, Massachusetts

CORPORATE HEADQUARTERS

Skyworks Solutions, Inc.
20 Sylvan Road
Woburn, MA 01801
(781) 376-3000
www.skyworksinc.com

Skyworks Solutions, Inc.

20 Sylvan Rd.
Woburn, MA 01801
781.376.3000

www.skyworksinc.com